BANCO BBVA ARGENTINA S.A.

FINANCIAL STATEMENTS FOR THE

FISCAL YEAR ENDED

DECEMBER 31, 2025

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Financial statements for the fiscal year ended December 31, 2025, comparatively presented.

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Notes

Exhibits

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders’ Equity

Separate Statement of Cash Flows

Notes

Exhibits

Project for the distribution of earnings

Reporting Summary

Audit report issued by the Independent Auditor on the consolidated financial statements

Audit report issued by the Independent Auditor on the separate financial statements

Supervisory Committee’s Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

	Notes and Exhibits	12.31.25	12.31.24

ASSETS

Cash and deposits in banks	3 and P	4,752,327,306	3,714,764,034

Cash		1,328,387,521	2,343,875,064
Financial institutions and correspondents		3,415,405,736	1,370,888,970
B.C.R.A.		2,178,769,159	998,174,027
Other in the country and abroad		1,236,636,577	372,714,943
Other		8,534,049	-

Debt securities at fair value through profit or loss	4, A and P	315,467,772	120,757,396

Derivative instruments	5 and P	38,865,250	12,975,192

Other financial assets	7	151,847,273	332,937,548

Loans and other financing	8	14,448,211,657	9,916,843,857

Non-financial Government sector		3,152,686	1,269,080
Other financial institutions		231,597,449	76,650,960
Non-financial Private Sector and Residents Abroad		14,213,461,522	9,838,923,817

Other debt securities	9, A and P	3,043,602,934	3,284,209,201

Financial assets pledged as collateral	10 and P	1,201,782,275	609,025,348

Current income tax assets	11.1	385	59,772,878

Investments in equity instruments	12, A and P	20,789,348	16,650,967

Investments in associates	13	38,566,753	31,331,842

Property and equipment	14 and F	896,653,417	850,520,456

Intangible assets	15 and G	119,335,631	91,069,334

Deferred income tax assets	11.3	65,779,293	33,347,542

Other non-financial assets	16	312,408,458	291,310,344

Non-current assets held for sale	17	3,236,214	4,932,578

TOTAL ASSETS		25,408,873,966	19,370,448,517

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

	Notes and Exhibits	12.31.25	12.31.24

LIABILITIES

Deposits	18, H and P	17,205,076,066	13,062,299,276

Non-financial Government sector		469,310,023	158,665,987
Financial Sector		7,792,802	5,692,327
Non-financial Private Sector and Residents Abroad		16,727,973,241	12,897,940,962

Derivative instruments	5 and P	6,495,701	5,075,959

Repo transactions and surety bonds	6	468,228,307	-

Other financial liabilities	20 and P	1,775,679,896	1,572,445,423

Financing received from the BCRA and other financial institutions	21 and P	826,663,992	264,320,232

Corporate bonds issued	22 and P	615,321,191	152,462,334

Current income tax liabilities	11.2	125,140,454	18,119,458

Provisions	23 and J	50,305,226	61,956,873

Deferred income tax liabilities	11.3	6,573,902	-

Other non-financial liabilities	24	785,552,700	785,983,479

TOTAL LIABILITIES		21,865,037,435	15,922,663,034

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,189,710,008	1,189,710,008
Reserves		2,013,249,284	1,666,187,185
Other accumulated comprehensive income		(27,548,197)	64,507,420
Income for the year		249,991,365	464,683,539
Equity attributable to owners of the Bank		3,432,760,144	3,392,445,836
Equity attributable to non-controlling interests		111,076,387	55,339,647

TOTAL EQUITY		3,543,836,531	3,447,785,483

TOTAL LIABILITIES AND EQUITY		25,408,873,966	19,370,448,517

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 and 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

	Notes and Exhibits	12.31.25	12.31.24

Interest income	28 and Q	5,296,398,124	6,177,814,220
Interest expense	29 and Q	(2,573,689,204)	(2,319,421,979)

Net interest income		2,722,708,920	3,858,392,241

Commission income	30 and Q	873,504,172	730,437,897
Commission expense	31 and Q	(364,482,949)	(358,705,042)

Net commission income		509,021,223	371,732,855

Net income from measurement of financial instruments at fair value through profit or loss	32 and Q	125,391,611	194,251,681
Net income from write-down of assets at amortized cost and at fair value through OCI	33	145,667,587	317,914,205
Foreign exchange and gold gains	34	193,086,874	71,873,198
Other operating income	35	249,179,345	187,838,081
Impairment of financial assets	36	(805,083,596)	(286,321,804)

Net operating income		3,139,971,964	4,715,680,457

Personnel benefits	37	(603,906,929)	(678,255,559)
Administrative expenses	38	(648,578,682)	(742,296,734)
Asset depreciation and impairment	39	(111,138,349)	(104,727,608)
Other operating expenses	40	(773,005,777)	(651,521,641)

Operating income		1,003,342,227	2,538,878,915

Income from associates and joint ventures		11,954,310	66,766
Loss on net monetary position	2.1.5.	(585,814,807)	(1,954,246,173)

Income before income tax		429,481,730	584,699,508

Income tax	11.4	(162,061,612)	(114,214,416)

Net income for the year		267,420,118	470,485,092

Net income for the year attributable to:
Owners of the Bank		249,991,365	464,683,539
Non-controlling interests		17,428,753	5,801,553

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

EARNINGS PER SHARE

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

Accounts	12.31.25	12.31.24

Numerator:

Net income attributable to owners of the Bank	249,991,365	464,683,539
Net income attributable to owners of the Bank adjusted to reflect the effect of dilution	249,991,365	464,683,539

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	408.0092	758.4069
Diluted earnings per share (stated in pesos) (1)	408.0092	758.4069

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

	Note	12.31.25	12.31.24

Net income for the year		267,420,118	470,485,092

Other comprehensive income components to be reclassified to income/(loss) for the year:

Profit or losses from financial instruments at fair value through OCI

Losses from financial instruments at fair value through OCI		(1,356,122)	(502,129,294)
Adjustment for reclassifications for the year		(145,667,587)	(161,288,552)
Income tax	11.4	51,458,298	228,513,865

		(95,565,411)	(434,903,981)
Other comprehensive income components not to be reclassified to income/(loss) for the year:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the year from equity instruments at fair value through OCI		3,509,781	189,659

		3,509,781	189,659

Total Other Comprehensive loss for the year		(92,055,630)	(434,714,322)

Total Comprehensive Income		175,364,488	35,770,770

Total Comprehensive Income:
Attributable to owners of the Bank		157,935,748	31,903,480
Attributable to non-controlling interests		17,428,740	3,867,290

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income/(loss)	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Equity adjustments				Retained Earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,189,710,008	64,507,420	858,464,988	807,722,197	464,683,539	3,392,445,836	55,339,647	3,447,785,483
Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	249,991,365	249,991,365	17,428,753	267,420,118
- Other comprehensive loss for the year	-	-	-	(92,055,617)	-	-	-	(92,055,617)	(13)	(92,055,630)
- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 23, 2025 (Note 45 to the consolidated financial statements):
Legal Reserve	-	-	-	-	92,936,708	-	(92,936,708)	-	-	-
Other	-	-	-	-	-	371,746,831	(371,746,831)	-	-	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 23, and by the B.C.R.A. on May 12, 2025 (Note 45 to the consolidated financial statements):
Dividends in kind and in cash(1)	-	-	-	-	-	(117,621,440)	-	(117,621,440)	-	(117,621,440)
- Acquisition of control in subsidiaries	-	-	-	-	-	-	-	-	38,308,000	38,308,000

Balances at fiscal year end	612,710	6,744,974	1,189,710,008	(27,548,197)	951,401,696	1,061,847,588	249,991,365	3,432,760,144	111,076,387	3,543,836,531

(1) Dividends per share amounts to pesos 145.93 (in nominal values)
The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income /(loss)	Reserves
	Outstanding shares	Share premium		Income / (Loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,189,710,008	497,287,479	764,194,777	1,098,249,410	471,351,054	4,028,150,412	51,472,357	4,079,622,769
Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	464,683,539	464,683,539	5,801,553	470,485,092
- Other comprehensive loss for the year	-	-	-	(432,780,059)	-	-	-	(432,780,059)	(1,934,263)	(434,714,322)
- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 45):
Legal Reserve	-	-	-	-	94,270,211	-	(94,270,211)	-	-	-
Other	-	-	-	-	-	377,080,843	(377,080,843)	-	-	-
- Distribution of dividends, approved by the Shareholders’ meeting on April 26, the BCRA on May 3 and by the Board of Directors at its meeting held on May 6, 2024 (Note 45 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	(667,608,056)	-	(667,608,056)	-	(667,608,056)
Balances at fiscal year-end	612,710	6,744,974	1,189,710,008	64,507,420	858,464,988	807,722,197	464,683,539	3,392,445,836	55,339,647	3,447,785,483

(1) Dividends per share amounts to pesos 431.24 (in nominal values)
The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

Accounts	12.31.25	12.31.24

Cash flows from operating activities

Income before income tax	429,481,730	584,699,508

Adjustment for total monetary income for the year	585,814,807	1,954,246,173

Adjustments to obtain cash flows from operating activities:	668,522,518	1,237,589,454
Depreciation and amortization	111,138,349	104,727,608
Impairment of financial assets	805,083,596	286,321,804
Effect of foreign exchange changes on cash and cash equivalents	(341,690,609)	712,796,039
Other adjustments	93,991,182	133,744,003

Net decreases from operating assets:	(10,031,169,834)	(11,347,660,180)
Debt securities at fair value through profit or loss	(308,542,018)	184,117,191
Derivative instruments	(31,767,137)	1,631,221
Repo transactions and surety bonds	-	1,406,681,445
Loans and other financing	(8,212,877,310)	(8,820,576,750)
Non-financial Government sector	(2,595,717)	(1,514,252)
Other financial institutions	(199,325,494)	(58,831,753)
Non-financial Private Sector and Residents Abroad	(8,010,956,099)	(8,760,230,745)
Other debt securities	(742,894,299)	(3,571,605,866)
Financial assets pledged as collateral	(768,923,223)	(232,645,734)
Investments in equity instruments	48,071,984	(127,547,146)
Other assets	(14,237,831)	(187,714,541)

Net increases from operating liabilities:	9,367,962,925	11,339,551,381
Deposits	8,150,545,514	10,211,466,591
Non-financial Government sector	388,557,990	272,151,988
Financial sector	5,115,285	22,602,465
Non-financial Private Sector and Residents Abroad	7,756,872,239	9,916,712,138
Liabilities at fair value through profit or loss	-	(21,798,958)
Derivative instruments	7,907,499	2,400,641
Repo transactions and surety bonds	480,901,226	10,959,630
Other liabilities	728,608,686	1,136,523,477

Income tax paid	(20,787,168)	(361,727,897)

Total cash flows generated by operating activities	999,824,978	3,406,698,439

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

Accounts	12.31.25	12.31.24

Cash flows from investing activities

Payments:	(244,390,334)	(218,408,805)
Purchase of property and equipment, intangible assets and other assets	(216,833,693)	(216,430,025)
Acquisition of control of subsidiaries or other businesses, net of cash acquired	(25,543,084)	-
Other payments related to investing activities	(2,013,557)	(1,978,780)

Collections:	3,820,010	4,780,425
Other collections related to investing activities	3,820,010	4,780,425

Total cash flows used in investing activities	(240,570,324)	(213,628,380)

Cash flows from financing activities

Payments:	(33,433,435)	(150,511,507)
Dividends	(17,004,451)	(119,195,329)
Non-subordinated corporate bonds	-	(14,115,001)
Payment of lease liabilities	(16,428,984)	(17,201,177)

Collections:	973,300,716	314,146,252
Non-subordinated corporate bonds	411,215,685	130,589,963
Financing from local financial institutions	359,078,613	134,119,228
Other collections related to financing activities	203,006,418	49,437,061

Total cash flows generated by financing activities	939,867,281	163,634,745

Effect of exchange rate changes on cash and cash equivalents	341,690,609	(712,796,039)
Effect of net monetary income/(loss) of cash and cash equivalents	(1,003,249,272)	(2,203,269,220)

Total changes in cash flows	1,037,563,272	440,639,545
Restated cash and cash equivalents at the beginning of the year (Note 3)	3,714,764,034	3,274,124,489
Cash and cash equivalents at fiscal year-end (Note 3)	4,752,327,306	3,714,764,034

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, COMPARATIVE WITH THE PREVIOUS FISCAL YEAR

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 56)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 234 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2025.

These consolidated financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Milei’s administration took office and among its main objectives, there were the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both the Nation and the Provinces, and the resizing of the State’s structure, by eliminating subsidies and transfers.

The measures taken regarding the monetary policy have significantly reduced the gap between the values of currencies in the official and free exchange markets (transactions in the stock market) from a peak of 200% in Q4 2023 to 4% as of the date of issuance of these financial statements. In April 2025, new measures were established aimed at loosening the regulations to access the foreign exchange market, including establishing floating bands (started between ARS 1,000 and ARS 1,400, a range adjusted at a 1% per month until December 2025, and from January 2026 onwards, in line with the evolution of inflation), within which the US dollar exchange rate can fluctuate in the foreign exchange market, the elimination of foreign exchange restrictions applicable to individuals, the authorization of companies to transfer dividends abroad to non-resident shareholders for the fiscal years starting from January 1, 2025 and increased flexibility to make payments abroad for imports of goods and services, among other regulations.

Among other monetary and financial measures, and with the aim of drastically reducing the so-called quasi-fiscal deficit, the authorities carried out debt swaps involving the BCRA’s obligations with banks, as well as put options on government securities held by financial institutions, and transferred such instruments to the National Treasury. Together with the fiscal surplus recorded by the National Government and the rollover of peso-denominated debt services, these actions allowed for a significant reduction in inflation (31.5% during the year 2025) and in nominal interest rates, although the latter have shown an increased level of volatility.

In relation to sovereign debt, various voluntary local debt swaps, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in normalizing external commercial debt and, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743. In April 2025, the IMF Executive Board approved an Extended Fund Facility (EFF) arrangement for Argentina totaling approximately USD 20 billion. This approval included an immediate disbursement of USD 12 billion and an additional disbursement of USD 2 billion made in August 2025. On the same date, the World Bank and the Inter-American Development Bank also approved financial assistance packages to Argentina under their respective multi-annual programs, amounting to USD 12 billion and USD 10 billion, respectively. Finally, on October 20, 2025, the BCRA announced the signing of a currency stabilization agreement with the U.S. Treasury Department for an amount of up to USD 20 billion for conducting bilateral currency swap transactions between both parties. On December 15, 2025, the BCRA announced its international reserves accumulation goals of USD 17 billion for 2026, to be met by purchasing currencies in the MULC (“Mercado Único y Libre de Cambio”, in Spanish).

At a broader level, the National Government’s programme includes structural reforms across both the economic framework and other areas of public policy. On October 26, 2025, national legislative elections were held, the results of which will lead to an increase in the governing party’s parliamentary representation. In the following days, there was a significant increase in the prices of Argentine financial assets and a reduction in the country-risk premium, while the Argentine government announced a call to other political forces to seek consensus to advance its package of economic, labor, and tax reforms, among others. Finally, during December 2025, the Argentine Congress approved the 2026 Budget with growth goals and a reduction of the expected inflationary level.

Even though the national macroeconomic and financial situation has improved favorably in recent months, the slow and uneven recovery of the country's level of activity, together with a relatively uncertain international context, require the Entity's Management to continuously monitor the situation in order to identify any matters that may affect its financial position and performance, which may need to be reflected in future financial statements.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated financial statements:

-	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of December 31, 2025 and 2024, its shareholders’ equity would have been reduced by 482,659 and 6,715,450, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on March 4, 2026.

2.1.2. Figures stated in thousands of pesos

These consolidated financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of December 31, 2025 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss, and other Assets and Liabilities assumed in the Business Combination that were also valued at Fair Value through profit or loss.

2.1.4. Comparative information

The Consolidated Statements of Financial Position, Income, Other Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows and the related Notes as of December 31, 2025 are presented comparatively with the previous fiscal year end.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting year (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated financial statements as of December 31, 2025 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS Accounting Standards require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences, which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the fiscal years ended December 31, 2025 and 2024 was 31.55% and 117.76%, respectively.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting year. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting year.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting year are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting year are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the year of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the year.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.

ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS Accounting Standards, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting year.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2025 and December 31, 2024.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of December 31, 2025 and 2024, the Entity consolidates its financial statements with the financial statements of the following companies, except FCA Compañía Financiera S.A., which is consolidated by the Entity as of December 31, 2025:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
FCA Compañía Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager and Comprehensive Settlement and Clearing Agent

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. Notice was given to the Attorney General of the Nation, who issued two non-binding opinions recommending that the Argentine Supreme Court of Justice reject the appeals filed by Consolidar AFJP S.A. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of December 31, 2025 and 2024, the Entity’s interest in consolidated companies is as follows, except FCA Compañía Financiera S.A., which is consolidated by the Entity as of December 31, 2025:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
FCA Compañía Financiera S.A. (1)	Common	721,431,000	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of December 31, 2025 and 2024, are as follows:

Entity	Balances as of 12/31/2025
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	560,772,538	472,460,010	45,039,390	43,273,138	6,354,334	6,105,144
PSA Finance Arg. Cía. Financiera S.A.	356,431,344	297,794,492	29,318,426	29,318,426	11,359,648	11,359,622
FCA Compañía Financiera S.A.	396,754,020	320,138,020	38,308,000	38,308,000	-	-
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	483,808	100,328	206,657	176,823	(42,104)	(36,026)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	127,330,747	43,546,635	83,784,112	-	43,247,670	-
Banco BBVA Argentina S.A.(Separate)	24,538,348,034	21,105,587,890	3,432,760,144	-	157,935,748	-
Withdrawals	(571,246,525)	(374,589,940)	(196,656,585)	-	(60,919,548)	-
Banco BBVA Argentina S.A.(Consolidated)	25,408,873,966	21,865,037,435	3,432,760,144	111,076,387	157,935,748	17,428,740

Entity	Balances as of 12/31/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income(loss) attributable to owners of the Parent	Income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	344,083,387	268,230,337	38,685,056	37,167,994	5,597,697	5,378,177
PSA Finance Arg. Cía. Financiera S.A.	198,795,229	162,877,625	17,958,802	17,958,802	(1,360,309)	(1,360,309)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	554,905	93,294	248,760	212,851	(175,986)	(150,578)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	50,788,203	10,251,981	40,536,222	-	26,227,101	-
Banco BBVA Argentina S.A.(Separate)	19,056,172,298	15,663,726,462	3,392,445,836	-	31,903,480	-
Withdrawals	(279,945,505)	(182,516,665)	(97,428,840)	-	(30,288,503)	-
Banco BBVA Argentina S.A.(Consolidated)	19,370,448,517	15,922,663,034	3,392,445,836	55,339,647	31,903,480	3,867,290

Closing of the acquisition of 50% of FCA Compañía Financiera S.A.’s capital stock and determination of final consideration

On December 18, 2024, the Bank accepted an offer from FIDIS S.P.A. to acquire 50% of FCA Compañía Financiera S.A.'s capital stock (“FCA CF”).

FCA CF is a financial company authorized by the BCRA's Board of Directors through Resolution No. 432, dated September 16, 1999, which became part of the Stellantis global automotive group, which is mainly engaged in providing financing to local residents of the private sector aimed at purchasing vehicles of the Fiat, Jeep and RAM brands. All of these goods are manufactured and/or sold by FCA Automobiles Argentina, S.A.

On November 5, 2025, the BCRA issued a resolution whereby it decided not to make any findings under section 15, Financial Institutions Law No. 21,526, to the changes in shareholding made in FCA CF, whereby the Bank and Stellantis Financial Services Europe has become shareholders, each with an equity interest of 50% (fifty percent) in FCA CF’s capital stock and voting rights upon consummation of the transaction involving the actual transfer of 100% of FCA’s capital stock from Fidis S.p.A. and FCA Automobiles Argentina S.A. in favor of the new shareholders.

In addition, on November 6, 2025, based on the recommendation of the Comisión Nacional de Defensa de la Competencia (Argentine anti-trust board), the Department of Industry and Trade authorized the economic concentration consisting of the acquisition of the joint control over FCA Compañía Financiera S.A. by the new shareholders under section 14(a), Law No. 27,442.

On December 10, 2025, the closing of the transaction took place, through which BBVA Argentina acquired 50% of the share capital of FCA CF, following the receipt of all applicable regulatory approvals and the holding of the FCA CF Shareholders' Meeting, at which, among other matters, the amendment of the bylaws as well as changes to the Board of Directors and the Supervisory Committee were approved. This transaction allows BBVA Argentina to strengthen its customer service in the new-car financing segment, in a market with significant potential.

Furthermore, the transaction price of the operation amounted to 37,271 million, including the adjustment determined in accordance with the applicable contractual terms and based on the financial information as of November 30, 2025.

The fair values of the assets acquired and liabilities assumed of FCA CF as of the acquisition date were as follows:

ASSETS
Cash and deposits in banks	9,246,080
Other financial assets	18,310
Loans and other financing	385,839,724
Property, plant and equipment	634,988
Intangible assets	795,375
Other non-financial assets	219,543
396,754,020

LIABILITIES
Deposits	25,832,464
Derivatives	148,556
Other financial liabilities	89,685,797
Financing received from the BCRA and other financial institutions	160,466,036
Corporate bonds issued	27,187,690
Current income tax liabilities	4,979,342
Provisions	524,954
Deferred income tax liabilities	6,573,903
Other non-financial liabilities	4,739,278
320,138,020

NET ASSETS AT FAIR VALUE	76,616,000

Since the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment based on available information, the Entity recorded a gain of 1,037,391, which is recorded in the item " Income from associates and joint ventures".

The Entity has elected to measure the non-controlling interest in the acquiree at the proportion of its ownership interest in the acquiree’s identifiable net assets measured at fair value at the acquisition date.

In accordance with the Basis for Conclusions of IFRS 3 Business Combinations, the Bank elected to use a “convenience” date to determine the date on which control of the acquiree was obtained. Accordingly, December 31, 2025 was defined as the effective date of obtaining control for accounting purposes, instead of the actual acquisition date (December 10, 2025).

This approach was adopted as no significant changes were identified in the equity or results of FCA CF during the period between those dates and, therefore, the effect of this simplification is considered immaterial for the purposes of these financial statements.

As a result, FCA CF has not contributed results to the consolidated operations of BBVA Argentina for the year ended December 31, 2025. If the business combination had taken place at the beginning of the fiscal year, the Bank’s profit before tax would have increased by 8,006,274 after considering the non-controlling interest. In addition, in the group’s consolidated financial statements the interest income would have increased by 93,092,849.

The Board of Directors of the Entity considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of and for the year ended December 31, 2025.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 51). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 52). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Significant accounting policies

These consolidated financial statements as of December 31, 2025 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”.

In preparing these consolidated financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and significant accounting assumptions for the fiscal years presented in these consolidated financial statements, except as indicated in Note 2.5.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.3.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at fiscal year-end.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

2.3.3. Cash and deposits in banks

The item “Cash and cash equivalents” includes cash and unrestricted balances kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

Cash and cash equivalents are carried at amortized cost in the Consolidated Statement of Financial Position.

2.3.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at the date of origination. All other financial instruments (including ordinary purchases and sales of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part to contractual provisions of the instrument.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or minus (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the level of the fair value hierarchy is 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the level of the fair value hierarchy at initial recognition is 3, the difference between the fair value and the consideration is deferred in the term of the instrument. After initial recognition, the Group will recognize such deferred gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account in pricing the asset or liability. The difference referred to above, which mainly corresponds to credit card transactions, is recognized in “Initial recognition of loans” under “Other operating expenses” in the consolidated statement of income. Then, these assets are measured at amortized cost using the effective interest method.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL).

A financial asset is measured at amortized cost if it meets both of the following conditions:

–	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and
–	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI if it meets both of the following conditions:

–	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
–	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

For a financial asset measured at FVOCI, gains and losses are recognized in OCI, except for the following, which are recognized in profit or loss in the same manner as financial assets measured at amortized cost:

–	Interest income using the effective interest method;
–	Expected credit losses (ECL) and reversals; and
–	Exchange gains and losses.

When a financial asset measured at FVOCI is derecognized, the accumulated gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

In the initial recognition of an equity instrument not held for trading, the Group may choose for each instrument individually to present changes in fair value in OCI. Gains and losses on such equity instruments are never reclassified to profit or loss and no impairment in profit or loss is recognized. Dividends are recognized in profit or loss unless they clearly represent a recovery of part of the cost of the investment, in which case they are recognized in OCI. Accrued gains and losses recognized in OCI are transferred to retained earnings at the time of disposition of an investment.

In the initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI or FVPL if doing so eliminates or significantly reduces an accounting asymmetry that would otherwise arise.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

Business model assessment

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

–	the stated policies and objectives for the portfolio and the implementation of those policies. In particular, whether Management focuses on revenues derived from contractual interest;
–	how the performance of the portfolio is assessed and reported to Management;
–	the risks that affect the performance of the business model and how those risks are managed;
–	how managers of the portfolio are compensated – e.g. whether compensation is based on the fair value of the assets managed or the cash flows collected; and
–	the frequency, volume and timing of sales in prior periods, the reasons for such sales and future sales projection. However, information about sales levels is not considered in isolation, but as part of an overall assessment of how the Group sets its financial asset management objectives.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Assessment on whether cash flows are “solely payments of principal and interest” (SPPI test)

In the assessment of whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risks associated with the outstanding principal amount. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In performing such assessment, the Group considers:

–	Contingent events that would change the amount and timing of cash flows;
–	Leverage features;
–	Prepayment and extension terms;
–	Terms that limit the Bank’s claim to cash flows from specified assets; and
–	Features that modify consideration of the time value of money (e.g. periodical reset of interest rate).

Reclassifications

Financial assets are not reclassified after their initial recognition, except for a change in the Group's business models. Financial liabilities are not reclassified.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Financial instruments held for trading and derivatives are measured at fair value through profit or loss.

Financial liabilities held for trading have been acquired or incurred primarily to be sold or repurchased in the short term, or are held as part of a portfolio which is jointly managed to make short-term profits or to take positions. Trade liabilities are initially recognized and then measured at fair value in the Consolidated Statement of Financial Position, with transaction costs being recognized through profit or loss. Changes in fair value are recognized through profit or loss as part of the net revenues from trading.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest expenses" in the Consolidated Statement of Income.

d) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment.

e) Changes in financial assets and liabilities

i) Financial assets

If the terms of a financial asset are changed, then the Group assesses whether the cash flows of the changed asset are substantially different.

If the cash flows are substantially different, then the contractual rights to the cash flows of the original financial asset are considered to have expired. In this case, the original financial asset is derecognized, and a new financial asset is recognized at its fair value plus any eligible transaction costs. Any fees received as part of the modification are accounted for as follows:

–	Fees that are considered in determining the fair value of the new asset and fees that represent the reimbursement of eligible transaction costs are included in the initial measurement of the asset; and
–	Other fees are included in profit or loss as part of the gain or loss on derecognition.

If cash flows are modified when the borrower is facing financial difficulties, then the purpose of the modification is usually to maximize the recovery of the original contractual terms rather than originating a new asset with substantially different terms. If the Group plans to modify a financial asset in a way that results in the forgiveness of cash flows, then it first considers whether a portion of the asset should be written off before the modification is carried out. This approach impacts the outcome of the quantitative assessment, and the derecognition criteria are generally not met in such cases.

If the modification of a financial asset measured at amortized cost or FVOCI does not result in the financial asset being derecognized from the accounts, then the Group first recalculates the gross carrying amount of the financial asset using the original effective interest rate of the asset and recognizes the resulting adjustment as a modification of gain or loss in profit or loss. For floating-rate financial assets, the original effective interest rate used to calculate the gain or loss of the modification is adjusted to reflect the current market terms at the time of the modification. Any costs or fees incurred, and fees received as part of the modification adjust the gross carrying amount of the modified financial asset and are amortized over the remaining term of the modified financial asset.

If such modification is carried out due to financial difficulties of the borrower, then the gain or loss is presented along with impairment losses. In other cases, it is presented as interest income calculated using the effective interest rate method.

ii) Financial Liabilities

The Group derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at its fair value. The difference between the carrying amount of the derecognized financial liability and the consideration paid is recognized in profit or loss. The consideration paid includes any non-financial assets transferred, if any, and the assumption of liabilities, including the new modified financial liability.

If the modification of a financial liability is not accounted for as derecognition, then the amortized cost of the liability is recalculated by discounting the modified cash flows at the original effective interest rate, and the resulting gain or loss is recognized in profit or loss. For floating-rate financial liabilities, the original effective interest rate used to calculate the gain or loss on modification is adjusted to reflect the current market terms at the time of modification. Any costs and fees incurred are recognized as an adjustment to the carrying amount of the liability and are amortized over the remaining term of the modified financial liability by recalculating the effective interest rate of the instrument.

f) Derecognition of financial assets and liabilities

i) Financial Assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in profit or loss.

Any cumulative gain/loss recognized in OCI in respect of equity investment securities designated as at FVOCI is not recognized in profit or loss on derecognition of such securities. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Group is recognized as a separate asset or liability.

The Group enters into transactions whereby it transfers assets recognized on its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized. Examples of such transactions are securities lending and sale-and-repurchase transactions.

When assets are sold to a third party with a concurrent total rate of return swap on the transferred assets, the transaction is accounted for as a secured financing transaction similar to sale-and-repurchase transactions, because the Group retains all or substantially all of the risks and rewards of ownership of such assets.

In transactions in which the Group neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

In certain transactions, the Group retains the obligation to service the transferred financial asset for a fee. The transferred asset is derecognized if it meets the derecognition criteria. An asset or liability is recognized for the servicing contract if the servicing fee is more than adequate (asset) or is less than adequate (liability) for performing the servicing.

ii) Financial Liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

g) Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions, effective for fiscal years beginning on or after January 1, 2020, with retroactive effects. The impact of the change in accounting policy was recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date. Until such date, the Entity applied the impairment model established by the BCRA pursuant to Communication "A" 2950 as amended, which requires the recognition of allowances for loan losses based on minimum guidelines established by the BCRA.

As from January 1, 2020, the Bank recognizes the allowance for loan losses based on the expected credit loss model, for the following financial instruments that are not measured at fair value through profit or loss:

–	financial assets that are debt instruments,
–	lease receivables,
–	financial guarantee contracts, and
–	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The IFRS 9 impairment model applies to financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income, except for investments in equity instruments. Additionally, all financial instruments measured at fair value through profit or loss are excluded from the impairment model.

The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions with no significant increase in credit risk since their initial recognition and not impaired for which a 12-month ECL is recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition but which are not credit-impaired (Stage 2) for which a lifetime ECL is recognized; and the third category which is for impaired financial assets where one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred (Stage 3).

The calculation of provisions for credit risk in each of these three categories is carried out differently according to expected loss concepts:

–	Expected loss at 12 months: Expected credit loss arising from possible default events within the 12 months following the date of financial statements presentation, applicable to financial assets classified in Stage 1; and
–	Expected credit losses over the life of the transaction: It is the expected credit loss arising from all possible default events during the remaining life of the financial instrument, applicable to financial assets classified in Stage 2 and 3.

All of this requires considerable judgment, both in modeling for the estimation of expected losses and in forecasts, on how economic factors affect such losses, which must be made on a weighted probability basis.

The Group has applied the following definitions in accordance with IFRS 9:

Definition of Default

It will be consider that a default can occur when one or both of the following conditions are met:

–	Objective Default: the obligor has material past due balances for more than 90 consecutive days with respect to any credit obligation. Materiality is defined by an absolute threshold (maximum amount of the sum of all past due amounts fixed in local currency at 30 thousand pesos for retail portfolios and 151 thousand pesos for wholesale portfolios) and a relative threshold (percentage reflecting the past due amount in relation to the total amount of all exposures to the obligor included in the balance sheet, excluding equity exposures, fixed at 1% for all portfolios).
–	Subjective Default: when there are reasonable doubts about the entity’s ability to pay all of its debt obligations. In addition to an objective default, subjective default takes into account other indicators of probability of default such as a specific credit risk adjustment, forced restructurings, connected clients, clients in bankruptcy, among others.

Restructured financial assets

Policies and principles regarding refinancing and restructuring transactions

Refinancing and restructuring transactions are carried out with customers who have requested such transactions in order to meet the payments of their current loans if they are expected, or may be expected, to experience financial difficulties in making payments in the future.

The basic objective of a refinancing or restructuring transaction is to provide the customer with a financially viable situation over time by adapting the repayment of the loan contracted with the Group to the customer’s new cash-generation situation. The use of refinancing and restructuring for other purposes, such as delaying the recognition of losses, is contrary to the Group’s policies.

The Group’s refinancing and restructuring policies are based on the following general principles:

– Refinancing and restructuring are authorized based on customers’ ability to pay the new installments. This involves first identifying the source of the payment difficulties and then conducting an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and their ability to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

– With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original collateral.

– This analysis is carried out from the overall perspective of the customer or the group.

– Refinancing and restructuring transactions generally do not increase the amount of the customer’s loan, except for expenses inherent to the transaction itself.

– The capacity to refinance and restructure loans is not delegated to the branches, but decided by the risk units.

– The decisions taken are periodically reviewed in order to assess full compliance with the refinancing and restructuring policies.

In the case of retail customers (private individuals), the main aim of the Group’s policy on refinancing and restructuring loans is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is facilitated, in accordance with the following principles:

– Analysis of the viability of the operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

–	Refinancing and restructuring of operations is only allowed on those loans in which the Group originally entered into.
–	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In restructuring or refinancing, the cure period is defined as one year from the latest of the following:

– The moment of extending the restructuring measures.

– The moment at which the exposure has been classified as defaulted.

– The end of the grace period included in the restructuring agreements.

In addition, this period must not be shorter than the period during which the customer has made the material payment.

During the cure period, the financings will be assigned a 100% PD and classified in Stage 3.

Once the Stage 3 cure period has ended, the refinanced or restructured contract will be transferred to Stage 2 for an additional two years.

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced with another one as a consequence of debtor's financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

–	If the restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset are considered in the calculation of the cash deficits of the existing asset.
–	If the restructuring results in the derecognition of the existing asset, then, the expected fair value of the new asset is considered as the final cash flow from the existing financial asset at the time of its derecognition.

Credit-impaired financial assets

At each reporting year end, the Group assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

–	borrower's or issuer's significant financial distress,
–	contractual breach,

–	restructuring of a loan under conditions the Bank would not otherwise agree to,
–	when borrower is likely to go into bankruptcy or other form of financial reorganization, or
–	disappearance of an active market for a security due to issuer's financial distress.

It may not be possible to identify a single discrete event. Instead, the combined effect of multiple events may cause financial assets to become credit-impaired.

The definition of impaired financial assets within the Group aligns with the default definition explained earlier.

Significant Increase in Credit Risk

The purpose of impairment requirements is to recognize ECLs for financial instruments for which there has been a significant increase in credit risk since initial recognition, considering all reasonable and documented information, including that information which is forward-looking.

The model developed by the Group to assess the significant increase in credit risk has a dual focus:

–	Quantitative Criterion: The Group employs a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the adjusted original expected probability of default, ensuring both values are comparable in terms of expected probability of default for their residual life. The thresholds used to consider a significant increase in risk take into account special cases based on geographic areas and portfolios. Depending on the age of the existing transactions at the time of standard implementation, some simplification is made to compare default probabilities between the current and original timeframes, based on the best available information at that time.
–	Qualitative Criterion: Most indicators for detecting significant increases in risk are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, thus the quantitative analysis covers most circumstances. The Group will use additional qualitative criteria when it deems it necessary to include circumstances not reflected in the rating/scoring systems or macroeconomic scenarios used.

Additionally, instruments meeting any of the following main circumstances are classified as Stage 2 (Qualitative Criterion):

–	Over 30 days past due. However, this presumption may be rebutted in cases where the Group, based on reasonable and documented information, considers that such default does not represent a significant increase in risk. The Group has not considered periods exceeding 30 days for any of the significant portfolios.
–	Watchlist: These are subject to special monitoring by Risk units due to negative signs in their credit quality, even if there is no objective evidence of impairment.
–	Refinancing or restructuring that does not show evidence of impairment.

Method for calculating ECLs

The measurement of ECLs should reflect:

–	An amount that is considered fair and unbiased, determined by evaluating a variety of possible outcomes.
–	The time value of money.
–	Reasonable and documented information that is available at no cost or undue effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures ECLs both individually and collectively.

For significantly impaired instruments, the amount of credit losses is calculated as the difference between the expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

To determine which and how many clients need to be analyzed individually, the Group adopts the criterion defined by BBVA Group, which is a relative weight in terms of total risk over the total delinquency risk of the wholesale exposure and, in terms of total risk, over the total risk Watchlist of the wholesale exposure.

The scope of individual analysis is defined with the following criteria to analyze all clients with at least one asset past due and with total risk above the local threshold (200,000) or with at least one asset on the Watchlist with total risk above the local threshold (900,000), namely:

a) Stage 3 and Total Risk > 200,000;

b) Stage 2, Watchlist, and Total Risk > 900,000.

Threshold for Default Exposure: The threshold is set in such a way that clients with total risk above this threshold are individually assessed for at least 40% of the total default risk of the wholesale portfolio.

Threshold for Watchlist Exposure: The threshold is set in such a way that clients with total risk above this threshold are individually assessed for at least 20% of the total risk of the wholesale portfolio on the Watchlist.

For the collective measurement of expected losses, instruments are grouped into asset pools based on their risk characteristics. Exposure within each group is segmented according to common credit risk characteristics, which are indicative of the borrower's repayment ability in accordance with their contractual conditions. These risk characteristics must be relevant in estimating the future cash flows of each group. Credit risk characteristics may include, among others, the following factors:

–	Type of instrument.
–	Rating or scoring tools.
–	Type of collateral.
–	Time period in default for Stage 3.
–	Segment.
–	Qualitative criteria that may signify a significant increase in risk.

ECLs are derived from the following parameters:

–	Probability of Default (PD): Estimate of the likelihood of default within a specified timeframe.
–	Exposure at Default (EAD): Estimate of exposure in the event of default in each future period, considering changes in exposure after the financial statements' filing date.
–	Loss Given Default (LGD): Estimate of loss in the event of default, calculated as the difference between contractual cash flows and receivables, including collateral.
–	Credit Conversion Factor (CCF): Estimate made on off-balance sheet balances to determine exposure subject to credit risk in the event of default. The Entity discloses in “Additional information on the credit quality of assets” in Note 44 the estimate of credit risk exposure determined on the basis of the balances of credit commitments and financial guarantees.

Use of present, past, and future information.

ECLs require the integration of present, past, and future information to detect any significant increase in risk and measure the expected loss.

ECLs does not require the identification of all possible scenarios to measure the expected loss. However, it is also necessary to consider the probability of a loss event occurring and the probability of it not occurring, even if the likelihood of a loss may be very small. Additionally, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for measurement.

The approach employed by the Group involves initially using the most probable scenario (base scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment calculated by considering the weighted average of expected losses in other economic scenarios (a more positive and a more negative one). This adjustment is applied every six months, and the macro model is calibrated at least once a year. The primary macroeconomic variable in each of the scenarios is the Gross Domestic Product ("GDP").

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

–	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the Statement of Financial Position.
–	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities, in the Statement of Financial Position.
–	Financial assets measured at fair value through OCI: no allowance is recognized in the Statement of Financial Position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

Measurement of expected credit losses (ECL)

The ECL of a financial instrument shall be measured in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk parameters adjusted by macroeconomic scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters probability of default (PD), loss-given default (LGD) and exposure at default (EAD) in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

–	Step 1: Analysis and transformation of time series data.
–	Step 2: For each dependent variable, find conditional forecasting models that are economically consistent.
–	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

–	The net income of families, corporations or public administrations.
–	The payment amounts on outstanding loans’ principal and interest.

The Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the two variables can be used, and only core macroeconomic indicators should be selected as first choice: for a) using Real GDP Growth can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs; for b) using the most representative short term interest rate or exchange rates expressed in real terms.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of macroeconomic variables under a baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP), risk appetite framework and stress testing.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macroeconomic variables (GDP or interest rate or exchange rate), the BBVA Research team produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Group consists in using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that, in general, it is expected that the effect of the adjustment due to the application of multiple scenarios will increase the ECL. It is possible that the referred adjustment does not have that effect, whenever the relationship between macro scenarios and losses is linear, however, it is not expected to reduce the ECL.

h) Writte-off

Loans and debt securities are written off (either partially or in full) when there is no reasonable expectation of recovering the financial asset in its entirety or a portion thereof. This is generally the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. This assessment is carried out at the individual asset level.

Recoveries of amounts previously written off are included in the "impairment of financial assets" in the Consolidated Statement of Comprehensive Income.

Financial assets that have been written off may still be subject to enforcement activities to comply with the Group's procedures for recovering outstanding amounts.

i) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

2.3.5. Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss or at fair value through other comprehensive income, as per the business model elected for each case.

2.3.6. Investments in associates and joint ventures

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the net assets, rather than over the assets and liabilities, of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

When the Group's share of losses exceeds its interest in an associate accounted for under the equity method, the carrying amount of such interest, including long-term investments, is written down to zero, without recognizing additional losses, except to the extent the Group has an obligation or has made payments on behalf of the investee.

Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control over one or more businesses, accounting for by applying the “acquisition method”.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not accounted for. The method involves the measurement of the consideration paid or delivered for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the acquisition date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

The acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible assets - Goodwill” if on the acquisition date there is a positive difference between:

–	the sum of the consideration paid, the amount of all the minority interests and the fair value of the stock previously held in the acquired business; and

–	the fair value of the assets acquired and liabilities assumed.

Goodwill is initially measured at cost (the excess of the sum of the consideration transferred and the amount recognized for the non-controlling interest and any previously held interest over the net identifiable value of the acquired assets and assumed liabilities). After initial recognition, goodwill is measured at cost less any accumulated impairment losses in accordance with item 2.3.12, Impairment of non-financial assets.

If the difference is negative, that is, if the fair value of the acquired assets and assumed liabilities exceeds the sum of the consideration given, the Entity shall reassess whether it has correctly identified all the acquired assets and all the assumed liabilities and shall review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of the net assets acquired over the sum of the consideration transferred, then the gain is recognized in profit or loss (“Shared of profit or loss of entities accounted using the equity method”).

In accordance with IFRS 3, in each business combination, the non-controlling interest in the acquiree may be measured in one of two ways: (i) at fair value at the acquisition date or (ii) at the amount representing the minority proportionate interest in the acquiree's identifiable net assets measured at fair value at the acquisition date. The BBVA Group has always opted for the second method.

2.3.7. Property and equipment

Property and equipment items are measured at restated cost, net of accumulated depreciation and accumulated impairment losses, if any.

The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

As of the transition date to IFRS, January 1, 2017, the Group considered the fair value of its real properties as of such date determined through technical appraisals as their attributed cost.

If significant parts of a property and equipment item have different useful lives, such parts are recognized as separate items (main components) of property and equipment.

Gains or losses from the disposal of a property and equipment item are carried at net amounts under Other income in the Statement of Income.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Repairs and maintenance in progress are recognized in profit or loss as incurred.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Asset depreciation and impairment.” The estimated useful lives of significant property and equipment items are as follows:

-	Buildings: as reported in the technical appraisal corresponding to each building
-	Furniture and facilities: 10 years
-	Equipment: 3-5 years
-	Vehicles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

2.3.8. Leases

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize a right of use of the leased asset and a lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor's accounting, and according to IFRS 16, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group recognizes the right of use as an asset and the lease liability as a liability, mainly related to the leases of offices in its branch network (Note 25).

As of December 31, 2025 and 2024, the Entity has not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Below is a detail of the related accounting policies:

Contracts that contain a lease

At the contract inception, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessor

When the Group acts as a lessor, at lease inception, it determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to ownership of the leased asset. If this is the case, then the lease is a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Lease payments included in the measurement of the net investment are as follows:

–	Fixed payments, including in-substance fixed payments;

–	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;

–	Any amounts expected to be payable under a residual value guarantee;

–	The exercise price under purchase options, if it is reasonably certain that they will be exercised;

–	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

Collections received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment properties) is not derecognized, and the collection received is recognized as revenues applying the straight line method.

As a lessee

The Group recognizes a right of use asset and a lease liability at the commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the underlying asset, less any incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the expiration of the lease term.

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

–	Fixed payments, including fixed payments in kind;
–	Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;
–	Any amounts expected to be payable under residual value guarantee;
–	The exercise price under a purchase options, if it is reasonably certain that they will be exercised;
–	Any amounts expected to be payable for renewal periods if it is reasonably certain that the extension options will be exercised; and
–	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in a rate or index, if there is a change in the Group´s estimate of the amount expected to be payable under a residual value guarantee or if the Group changes its assessment of whether it will exercise a purchase, extension or early termination option.

When the lease liability is remeasured, the relevant adjustment is made to the right of use asset.

US dollar-denominated lease liabilities are converted into functional currency at the spot exchange rate as of the reporting date. Exchange gains or losses resulting from conversion are recognized in profit or loss.

The Group has elected not to recognize right-of-use assets and lease liabilities of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense, on a straight-line basis during the lease term.

2.3.9. Intangible assets

Intangible assets include the information systems restated costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent disbursements related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss as incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years, and their amortization is recognized in “Asset depreciation and impairment” in the Consolidated Statement of Income.

Amortization methods, as well as the useful life assigned are reviewed at each reporting date and adjusted prospectively, if applicable.

As a non-monetary asset, this item was adjusted for inflation.

2.3.10. Other non-financial assets

Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any.

The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

As of the date of IFRS transition, January 1, 2017, the Group considered as attributed cost of its real property the fair value as of such date determined by means of technical appraisals.

Any gain or loss from the disposal of investment property (calculated as the difference between net revenues from the disposal and the carrying amount of the item) is recognized in profit or loss.

When the use of a given property changes such that it is reclassified to property and equipment, its fair value as of the reclassification date becomes the cost at which the asset will be subsequently recognized.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.”

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

For the purposes of the depreciation calculation, the guidelines described in 2.3.7. are followed.

Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the Entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss. The subsequent valuation will be based on the acquired asset.

Rest of other nonfinancial assets

Other nonfinancial assets (prepaid expenses, advances to employees, tax prepayments, prepayments for the purchase of goods, etc.) are booked when the right to collect or receive consideration is earned and are valued at amortized cost less impairment losses.

2.3.11. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within 12 months following the date of their classification as such.

These assets or group of assets are generally measured at the lower of their carrying amount and their fair value less the cost of disposal. As non-monetary assets, this item was updated to reflect inflation adjustments.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

2.3.12. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating cash inflows from their continuous use, which are largely independent of the cash inflows from other assets or other cash generating units (CGU).

The “recoverable value” of an asset or CGU is the higher of its value in use and its fair value less the cost of sale. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

2.3.13. Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle such obligation.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group's external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each year-end date.

The provisions recognized by the Group are reviewed at each year-end date and adjusted to reflect the best estimate available.

2.3.14. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long-term personnel benefits

The Group's obligation in relation to long-term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior years. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are accounted for as an expense at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs. If benefits are not expected to be settled in full within the 12 months subsequent to the reporting date, then such benefits are discounted.

2.3.15. Share Capital and capital adjustments

The “Share Capital” is exposed at its nominal value, in accordance with regulations in force, and the difference with its restated amount is presented in the supplementary account “Capital adjustments”.

Incremental transaction costs directly attributable to the issuance of common shares are recognized as a reduction in the contributions received, net of the related income tax.

2.3.16. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The “amortized cost” of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus cumulative amortization, using the effective interest method of any difference between the initial amount and the amount at maturity and, for financial assets, adjusted for any expected credit loss provision.

The “gross carrying amount of a financial asset” is the amortized cost of a financial asset before adjustments to reflect the expected credit loss provision.

In calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

However, for credit-impaired financial assets after initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit impaired, then interest income is again calculated on a gross basis.

Interest income and expenses presented in the Consolidated Statement of Income include interest on:

–	financial assets and liabilities measured at amortized cost; and
–	financial assets measured at fair value through OCI.

2.3.17. Commission income and expenses

This item includes commission income from transactions with customers, primarily related to maintenance and administration commissions in respect of checking accounts, savings accounts, credit cards, custody of securities and exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income and expenses is presented in Notes 30 and 31 to these financial statements.

All other commission income items are recognized when the related services are rendered:

-	at a certain moment (in connection with service fees, mutual funds management fees, sales commissions and loan syndication fees), or
-	during the period of the performance obligation (in connection with annual commissions for credit cards, issuance of financial guarantees).

Commission expenses are recognized in income or loss when the related service is received.

2.3.18. Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the year-end date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess taxable income.

Deferred tax is not recognized on:

–	Temporary differences arising from the initial recognition of assets or liabilities in a transaction other than a business combination and which does not affect either the accounting or the taxable profit or loss.
–	Temporary differences associated with investments in subsidiaries, to the extent it is probable that the reversal will not occur in the foreseeable future; and
–	Taxable temporary differences arising from the initial recognition of goodwill.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of unused tax losses and deductible temporary differences, insofar as it is likely that future taxable income will be generated against which such temporary differences can be applied. Future taxable income is determined on the basis of the Bank’s and its subsidiaries’ business plans. Deferred tax assets are reviewed at each year-end date, and are reduced to the extent the associated tax benefits are no longer expected to be realized. Such reductions are reversed as future taxable income is more likely to be generated.

Deferred tax assets that have not been recognized will be reassessed at each year-end date and will be recognized insofar as it is likely that the Entity will have future taxable income against which such assets can be applied.

Deferred tax is measured at the tax rates expected to be applied upon reversal of the temporary differences, using enacted or substantially enacted tax rates at year-end.

The measurement of deferred tax reflects the tax consequences of the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities at year-end.

Deferred tax assets and liabilities can be offset only if certain criteria are met.

2.3.19. Segment reporting

An operating segment is a component of the Group engaged in business activities from which it can generate revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group. The operating results of these segments are periodically reviewed by the highest operational decision-making authority to make decisions about the resources to be allocated to the segment and assess its performance. Discrete financial information is available for such segment. As of December 31, 2025 and 2024, the Group has determined that it has only one reportable segment related to banking activities.

2.3.20. Customer Loyalty Program

The loyalty program offered by the Bank involves accumulating points generated from purchases made with credit cards, which may be exchanged for any available reward on the program platform.

While the program is managed by the Bank, it has concluded that it is acting as an agent in relation to the points and consequently, the allocated transaction price consists only of the commission on the amounts paid to the principal.

The Bank concluded that the rewards to be granted create a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted under the item "Other Liabilities."

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting year.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

2.4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 2.2. Determination of the “Basis of consolidation” regarding the existence of control of other entities and Note 2.3. “Significant accounting policies” under the following headings:

–	Note 2.3.4. b) “Classification of financial assets”
–	Note 2.3.4. g) “Impairment of financial assets”
–	Note 2.3.8. “Leases” - “Contracts that contain a lease”
–	Note 2.3.12. “Impairment of non-financial assets”

2.4.2. Assumptions and estimations of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

–	Note 2.3.4. g) “Impairment of financial assets” – “Measurement of Expected Credit Losses (ECL)” regarding impairment of financial assets: establishing the criteria for determining whether credit risk on a financial asset has increased significantly since initial recognition, determining the methodology for incorporating forward-looking information into the measurement of ECL and selection and approval of models used to measure ECL.

–	Note 2.3.6. “Investments in associates and joint ventures” related to business combination accounting policy and the estimates and methodology for determining the fair value of assets and liabilities of FCA Compañía Financiera S.A.

–	Note 11 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets may be realized and the effect of the final resolution of uncertain tax positions.

–	Note 23 – “Provisions” egarding the likelihood, timing and amount of outflow of resources.

–	Note 41.3. “Level 2 and 3 valuation techniques” regarding measurement of the fair value of financial instruments with observable and unobservable inputs, respectively.

2.4.3. Measurements at fair value

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

–	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

–	Level 2: The estimated amount of such claims is 66,150, out of which a cash disbursement of approximately 3,446 is expected for the next 3 months. Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

–	Level 3: Measurement using models based on variables not obtained from observable market inputs.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2025, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated financial statements taken as a whole:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments have no effect on the financial statements.

2.6. New pronouncements

As established in BCRA Communiqué “A” 6114, as the new IFRS Accounting Standards are approved, either by amending or repealing former ones, and once all these changes are adopted through the adoption circulars published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), the BCRA will issue an opinion regarding its approval for financial institutions. In general, early application will not be allowed with respect of any new IFRS unless expressly admitted upon their adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects that this standard will have on the financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is fulfilled, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.
•	Clarify how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
•	Clarify the treatment of non-recourse assets and contractually linked instruments.
•	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
•	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
•	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
•	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
•	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
•	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Power Purchase Agreements

In December 2024, the IASB issued amendments regarding nature-dependent electricity contracts, which include:

– Clarify the application of the “own use” requirements.

– Permit hedge accounting if these contracts are used as hedging instruments.

– Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The clarifications regarding the “own use” requirements must be applied retrospectively, whereas the guidance permitting hedge accounting must be applied prospectively to new hedging relationships designated on or after the initial application date.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IAS 21 – Translation into a Hyperinflationary Presentation Currency

In November 2025, the IASB issued amendments to IAS 21 requiring the conversion of a non-hyperinflationary functional currency to a hyperinflationary presentation currency at the closing exchange rate.

If an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by converting all amounts (i.e., assets, liabilities, equity items, income, and expenses) and all comparative data at the closing exchange rate at the date of the most recent statement of financial position. An entity whose functional and presentation currency is that of a hyperinflationary economy restates the comparative amounts of a foreign operation whose functional currency is that of a non-hyperinflationary economy by applying the general price index, in accordance with paragraph 34 of IAS 29, to the comparative figures of the foreign operation.

The amendments also introduce certain additional disclosure requirements.

These amendments are effective as of January 1, 2027. The Entity is currently evaluating the impact that of these amendments on its financial statements.

2.7. Transcription to the books

As of the date of these consolidated financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication, the most recently transcribed financial statements being those as of September 30, 2025. In addition, as of the date of issuance of these financial statements, the entries corresponding to December 2025 are transcribed to the General Ledger Book, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.25	12.31.24

B.C.R.A. – Unrestricted current account	2,178,769,159	998,174,027
Cash	1,328,387,521	2,343,875,064
Balances with other local and foreign financial institutions	1,236,636,577	372,714,943
Cash and cash equivalents for spot purchases or sales pending settlement	8,534,049	-

TOTAL	4,752,327,306	3,714,764,034

The balances of Cash and deposits in banks as of December 31, 2023 amounted to 3,274,124,489.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	12.31.25	12.31.24

Government securities	314,976,869	120,757,396
Private securities - Corporate bonds	490,903	-

TOTAL	315,467,772	120,757,396

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty - OTC	26,431,048	11,061,528
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	11,792,046	1,133,199
Debit balances linked to interest rate swaps - floating rate for fixed rate	642,156	780,465

TOTAL	38,865,250	12,975,192

Liabilities

	12.31.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	4,148,017	1,624,011
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	2,275,453	3,451,948
Credit balances linked to interest rate swaps - floating rate for fixed rate	72,231	-

TOTAL	6,495,701	5,075,959

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.25	12.31.24

Foreign currency forwards

Foreign currency forward purchases - US$	631,333	718,460
Foreign currency forward sales - US$	587,705	705,015
Foreign currency forward sales - Euros	7,800	3,451

Interest rate swaps

Fixed rate for floating rate (1)	14,000,000	7,044,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days

6. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

No reverse repurchase transactions or surety bonds were accounted for by the Group as of December 31, 2025 and 2024.

Repurchase transactions and surety bonds

As of December 31, 2025 and 2024, the Group carries the following repurchase transactions and surety bonds:

	12.31.25	12.31.24

Amounts payable for repurchase transactions of government securities with financial institutions	443,712,802	-
Amounts payable for borrowing surety bond transactions	24,515,505	-

TOTAL	468,228,307	-

7. Other financial assets

Breakdown is as follows:

	12.31.25	12.31.24
Measured at amortized cost

Other receivables	148,505,053	189,870,233
Non-financial debtors from spot transactions pending settlement	3,357,858	12,820,944
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	-	45,869,717
Financial debtors from spot transactions pending settlement	-	84,903,118
Other	971,578	864,395

	152,834,489	334,328,407

Measured at fair value through profit or loss

Mutual funds	1,734,669	985,529

	1,734,669	985,529

Allowance for loan losses (Exhibit R)	(2,721,885)	(2,376,388)

TOTAL	151,847,273	332,937,548

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	12.31.25	12.31.24

Credit Cards	3,324,652,080	2,700,273,367
Loans for the prefinancing and financing of exports	2,320,420,414	1,320,509,652
Notes	2,110,791,712	1,444,674,103
Consumer loans	1,435,813,194	1,070,865,228
Overdrafts	1,187,162,393	845,861,625
Discounted instruments	900,926,315	960,646,847
Pledge loans	745,011,668	234,614,487
Mortgage loans	620,063,658	308,009,841
Other financial institutions	232,957,607	79,238,172
Loans to employees	132,386,032	58,097,435
Receivables from finance leases	39,907,599	33,770,950
Instruments purchased	19,989,851	1,211,225
Non-financial government sector	3,152,686	1,269,080
Other financing	1,992,127,004	1,066,756,180

	15,065,362,213	10,125,798,192

Allowance for loan losses (Exhibit R)	(617,150,556)	(208,954,335)

TOTAL	14,448,211,657	9,916,843,857

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.25		12.31.24
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	24,400,505	12,534,311	19,805,453	7,866,476
From 1 to 2 years	21,629,220	12,605,631	19,067,894	9,849,363
From 2 to 3 years	13,023,582	8,813,054	13,841,241	8,634,469
From 3 to 4 years	5,622,697	4,111,069	5,227,889	3,481,924
From 4 to 5 years	2,313,275	1,827,785	3,498,616	2,921,416
More than 5 years	22,102	15,749	1,369,326	1,017,302

TOTAL	67,011,381	39,907,599	62,810,419	33,770,950

Share capital		39,278,749		32,873,483
Interest accrued		628,850		897,467

TOTAL		39,907,599		33,770,950

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	12.31.25	12.31.24

Total Exhibits B and C	15,303,207,237	10,481,591,374
Plus:
Loans to employees	132,386,032	58,097,435
Interest and other items accrued receivable from financial assets with credit value impairment	27,862,497	3,772,442
Less:
Allowance for loan losses (Exhibit R)	(617,150,556)	(208,954,335)
Adjustments for effective interest rate (see Note 2.3.4.a))	(180,012,900)	(65,572,410)
Corporate bonds and other private securities	(44,076,408)	(50,416,082)
Loan commitments	(174,004,245)	(301,674,567)

Total loans and other financing	14,448,211,657	9,916,843,857

Note 44 to these consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

Trade-related loans

The following tables analyze our loan portfolio (broken down into performing and non-performing) according to the main economic activity of the borrowers as of December 31, 2025 and 2024. Where applicable, loans to individuals are allocated to the borrower’s economic activity. Loans are stated before deduction of the allowance for credit losses and include loans and financing to all clients.

	12.31.25
	Loan Portfolio (1)
Economic Area/Activity	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumption	5,055,563,363	35.31%	627,115,928	84.10%	5,682,679,291
Other products	1,851,139,881	12.93%	19,475,758	2.61%	1,870,615,639
Retail and wholesale	1,549,315,643	10.82%	14,479,345	1.94%	1,563,794,988
Agriculture and livestock	1,039,453,013	7.26%	10,782,276	1.45%	1,050,235,289
Mining	631,347,023	4.41%	3,888,364	0.52%	635,235,387
Electricity, oil, water and healthcare services	442,681,013	3.09%	1,450,931	0.19%	444,131,944
Transport	287,218,191	2.01%	10,444,623	1.40%	297,662,814
Services	283,207,002	1.98%	2,368,150	0.32%	285,575,152
Other financial institutions	232,957,607	1.63%	-	-	232,957,607
Construction	87,706,398	0.61%	1,606,428	0.22%	89,312,826
Non-financial government sector	3,146,937	0.02%	5,749	0.01%	3,152,686
Other	2,855,937,620	19.93%	54,070,970	7.24%	2,910,008,590
TOTAL	14,319,673,691	100.00%	745,688,522	100.00%	15,065,362,213

	12.31.24
	Loan Portfolio (1)
Economic Area/Activity	Performing	%	Non-performing	%	Total

	(in thousands of pesos, except percentages)
Consumption	4,580,231,801	45.91%	131,663,534	88.72%	4,711,895,335
Other products	1,473,161,695	14.77%	5,481,491	3.69%	1,478,643,186
Retail and wholesale	812,745,536	8.15%	1,126,721	0.76%	813,872,257
Agriculture and livestock	553,324,311	5.55%	1,510,833	1.02%	554,835,144
Mining	215,119,225	2.16%	150,801	0.10%	215,270,026
Electricity, oil, water and healthcare services	179,409,573	1.80%	147,932	0.10%	179,557,505
Transport	146,597,256	1.47%	318,045	0.21%	146,915,301
Services	137,179,467	1.37%	664,410	0.45%	137,843,877
Other financial institutions	79,238,171	0.79%	-	-	79,238,171
Construction	57,838,717	0.58%	358,820	0.24%	58,197,537
Non-financial government sector	1,264,082	0.01%	4,998	0.01%	1,269,080
Other	1,741,278,055	17.44%	6,982,718	4.70%	1,748,260,773
TOTAL	9,977,387,889	100.00%	148,410,303	100.00%	10,125,798,192
(1)	Performing: Stage 1 and Stage 2; Non-performing: Stage 3

As of December 31, 2025 and 2024, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.25	12.31.24

Liabilities related to foreign trade transactions	68,137,188	74,040,184
Secured loans	66,502,691	79,725,158
Overdrafts and receivables not used	34,538,811	143,375,799
Guarantees granted	4,825,555	4,533,426

TOTAL	174,004,245	301,674,567

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 44. Risk of financial instruments).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	12.31.25	12.31.24

Argentine Treasury Bill capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	561,135,419	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	15,954,621	31,623,614
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	6,888,116	13,644,707
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	-	165,082,677

TOTAL	583,978,156	210,350,998

A breakdown of this information is provided in Exhibit A.

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	12.31.25	12.31.24

Government securities	2,416,922,665	2,975,652,787
Private securities – Corporate bonds	42,702,113	49,402,521
BCRA Notes	-	48,802,895

TOTAL	2,459,624,778	3,073,858,203

A breakdown of this information is provided in Exhibit A.

Debt Swap – August 2024

In August 2024, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	4,730,000,000
Treasury Bonds in pesos adjusted by Cer 4%. Maturity October 14, 2024 (T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in pesos adjusted by CER. Maturity December 15, 2025 (TZXD5)	56,422,237,648

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 30, 2025 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap – February 2025

In February 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	42,927,187,195

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	64,312,653,526

10. Financial assets pledged as collateral

Breakdown is as follows:

		12.31.25	12.31.24

Repurchase transactions- Government securities at fair value	(1)	491,892,337	-
BCRA - Special guarantee accounts (Note 48.1)	(2)	347,046,379	278,581,901
Deposits as collateral	(3)	230,031,548	165,967,950
Guarantee trust - Government securities at fair value through OCI	(4)	96,896,662	164,435,498
Guarantee trust - USD - Government securities at fair value through OCI	(5)	35,915,349	39,999

TOTAL		1,201,782,275	609,025,348

(1)	Set up as collateral of repo transactions with financial institutions.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bond transactions.
(4)	Set up as collateral to operate in A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZXD26, TZXD7, TTJ26 and TTD26). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.
(5)	Set up as collateral to operate in A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. As of December 31, 2025, the trust is composed of Treasury Bills (Species D16E6), Bonds for the reconstruction of a free Argentina (Species S1B, S1C and S1D), Private Securities (Species YM35O) and dollars in cash. As of December 31, 2024, it was composed of dollars in cash.

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	12.31.25	12.31.24

Tax advances	385	59,772,878
	385	59,772,878

11.2. Current income tax liabilities

Breakdown is as follows:

	12.31.25	12.31.24

Income tax provision	139,910,779	22,540,927
Collections and withholdings	(1,830,820)	(1,035,873)
Tax advances	(12,939,505)	(3,385,596)

	125,140,454	18,119,458

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		12.31.25
	As of 12.31.24	Profit or loss	Acquisitions made through business combinations	Deferred tax asset	Deferred tax liability

Allowance for loan losses	60,573,844	97,167,954	2,106,641	159,848,439	-
Provisions	73,721,241	(14,997,200)	182,298	58,906,339	-
Loans and cards commissions	17,004,789	15,125,690	(11,005,653)	21,124,826	-
Organizational expenses and others	(58,574,904)	(19,748,694)	-	-	(78,323,598)
Property and equipment and miscellaneous assets	(106,560,376)	(5,355,417)	(66,766)	-	(111,982,559)
Debt securities, investments in equity instruments and derivative instruments	(19,203,635)	26,625,949	46,274	7,468,588	-
Tax inflation adjustment	88,436	(88,436)	-	-	-
Tax losses	66,298,078	(66,298,078)	-	-	-
Other	69	(17)	2,163,304	2,163,356	-

Balance	33,347,542	32,431,751	(6,573,902)	249,511,548	(190,306,157)

Offsettings				(183,732,255)	183,732,255

Net Deferred Assets and Liabilities				65,779,293	(6,573,902)

Account		Changes recognized in		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	39,417,175	21,156,669	-	60,573,844	-
Provisions	101,995,823	(28,274,582)	-	73,721,241	-
Loans and cards commissions	10,341,366	6,663,423	-	17,004,789	-
Organizational expenses and others	(48,550,873)	(10,024,031)	-	-	(58,574,904)
Property and equipment and miscellaneous assets	(119,592,812)	13,032,436	-	-	(106,560,376)
Debt securities, investments in equity instruments and derivative instruments	(49,795,269)	28,589,574	2,002,060	-	(19,203,635)
Tax inflation adjustment	3,652,445	(3,564,009)	-	88,436	-
Tax losses	3,605,611	62,692,467	-	66,298,078	-
Other	149	(80)	-	69	-

Balance	(58,926,385)	90,271,867	2,002,060	217,686,457	(184,338,915)

Offsettings				(184,338,915)	184,338,915

Net Deferred Assets				33,347,542	-

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	12.31.25	12.31.24

Current income tax expense	(194,493,363)	(204,486,283)
Income/(loss) from deferred income tax	32,431,751	90,271,867

Income tax recognized through profit or loss	(162,061,612)	(114,214,416)

Income tax recognized through OCI	51,458,298	228,513,865

Total income tax	(110,603,314)	114,299,449

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2025 and 2024 was 38% and 20%, respectively.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2025, comparative with the previous year:

	12.31.25	12.31.24

Income before income tax	429,481,730	584,699,508
Income tax rate	35%	35%

Tax on taxable income	150,318,606	204,644,828

Permanent differences:
Non-taxable income	(11,839,043)	(6,638,607)
Non-income tax deductible expenses	3,297,935	3,148,634
Effect of tax rate change	(132,436)	89,190
Accounting inflation adjustment	316,794,204	920,426,666
Tax inflation adjustment	(295,862,471)	(1,018,129,973)
Other	(515,183)	10,673,678

Income tax expense	162,061,612	114,214,416

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2025, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

- Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11,683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. This judgment was appealed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not book assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (148,935,123 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (132,010,188 in restated values) and on the income tax expense of 784,000 (16,924,947 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the AFIP’s claims on the merits and resolved to impose court costs on AFIP in both instances. AFIP filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.

On April 16, 2025, the Court decided to deny the extraordinary appeal filed by AFIP. Consequently, on April 25, 2025, AFIP filed an appeal with the Argentine Supreme Court of Justice.

- Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

On October 28, 2025, judgment was passed dismissing the declaratory action for procedural reasons, issuing no resolution on the substance of the matter. Such judgment will be appealed.

- Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

- Requests for refund. Fiscal years 2014 and 2015

Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the AFIP applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,036,372 restated as of December 31, 2025.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

On July 10, 2025, the Court decided to dismiss the extraordinary appeal filed by AFIP and upheld the Bank’s appeal as regards the rate applicable to the claim and the refund procedure.

On July 17, 2025, the AFIP filed a petition for denied appeal against the resolution that rejected its extraordinary appeal. The file is pending with the Argentine Supreme Court of Justice.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	12.31.25	12.31.24

Private securities - Shares of other non-controlled companies	10,059,817	10,727,920

TOTAL	10,059,817	10,727,920

A breakdown of this information is provided in Exhibit A.

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	12.31.25	12.31.24

Compensadora Electrónica S.A.	4,687,121	3,205,818
A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.)	4,294,797	1,330,984
Banco Latinoamericano de Exportaciones S.A.	1,310,020	968,160
Seguro de Depósitos S.A.	361,110	352,904
Others	76,483	65,181

TOTAL	10,729,531	5,923,047
A breakdown of this information is provided in Exhibit A.

13. Investments in associates

Breakdown is as follows:

	12.31.25	12.31.24

Rombo Compañía Financiera S.A.	22,445,780	13,625,569
BBVA Seguros Argentina S.A.	8,308,487	9,756,279
Interbanking S.A.	4,814,031	4,440,690
Play Digital S.A.(1)	2,093,175	2,538,980
Openpay Argentina S.A.(2)	905,280	970,324

TOTAL	38,566,753	31,331,842

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of September 30, 2025. Additionally, significant transactions carried out or events that occurred between October 1 and December 31, 2025 have been considered. In addition, on August 23, 2024, a new capital contribution was made for 427,401 (628,444 in restated values).

(2)	On October 6, 2025, a capital contribution was made for 187,650 (197,761 in restated values), which was paid in in cash. On July 4, 2024, a capital contribution was made, amounting to 250,377 (383,511 in restated values), which was also paid in in cash.

14. Property and equipment

Breakdown is as follows:

	12.31.25	12.31.24

Real estate	579,311,519	574,106,988
Furniture and facilities	107,938,297	108,805,855
Right of use – Real Estate (1)	84,390,408	75,020,913
Machinery and equipment	72,513,170	63,728,373
Works in progress	48,505,617	26,129,042
Automobiles	3,994,406	2,729,285

TOTAL	896,653,417	850,520,456

(1)	The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated financial statements.

As mentioned in note 2.3.12 as of December 31, 2024 and 2025, the recoverable value of Property and equipment exceeds its accounting balance.

The changes in this item for the years 2025 and 2024 are reported in Exhibit “F”.

15. Intangible assets

Breakdown is as follows:

	12.31.25	12.31.24

Own systems development expenses	119,335,631	91,069,334

TOTAL	119,335,631	91,069,334

The changes in this item for the years 2025 and 2024 are reported in Exhibit “G”.

16. Other non-financial assets

Breakdown is as follows:

	12.31.25	12.31.24

Investment properties (Exhibit F)	181,467,617	175,305,306
Prepayments	37,039,366	37,003,191
Tax advances	32,553,666	19,959,450
Advances to suppliers of goods	25,833,654	22,805,745
Advances to personnel	18,494,097	14,439,712
Other miscellaneous assets	12,079,584	17,916,143
Foreclosed assets	210,759	214,114
Others	4,729,715	3,666,683

TOTAL	312,408,458	291,310,344

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 as of December 31, 2025 and 2024, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such dates in the properties detailed below:

Account	Impairment
	12.31.2025	12.31.2024

Rented Real Estate –Della Paolera	(16,078,326)	(14,309,711)
Rented Real Estate – Edificio Tesla	(11,955,301)	(11,320,831)
Rented Real Estate –Torre BBVA	(9,574,999)	(21,947,295)
Rented Real Estate - Viamonte	(2,106,642)	(1,956,890)
Rented Real Estate - Mar del Plata	(66,392)	-
Rented Other investment property - City of Buenos Aires	(90,926)	-
Rented Other investment property - Caseros	(11,161)	-
Rented Other investment property - Mendoza	(800)	-

TOTAL	(39,884,547)	(49,534,727)

The changes in investment property for the years 2025 and 2024 are reported in Exhibit “F”.

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	12.31.25	12.31.24

Real Estate held for sale – Villa del Parque	1,736,491	1,986,252
Real Estate held for sale – Llavallol	483,198	1,091,787
Real Estate held for sale – Avellaneda	392,597	453,636
Real Estate held for sale- Villa Lynch	358,941	358,941
Real Estate held for sale- Bernal	264,987	264,986
Real Estate held for sale- Fisherton (1)	-	776,976

TOTAL	3,236,214	4,932,578

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 as of December 31, 2025 and 2024, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	12.31.2025	12.31.2024

Real Estate held for sale - Lavallol	(608,588)	-
Real Estate held for sale- Villa del Parque	(249,761)	-
Real Estate held for sale- Avellaneda	(61,038)	-
Real Estate held for sale- Fisherton	-	(1,303,228)

TOTAL	(919,387)	(1,303,228)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.25	12.31.24

Non-financial Government sector	469,310,023	158,665,987
Financial Sector	7,792,802	5,692,327
Non-financial Private Sector and Residents Abroad	16,727,973,241	12,897,940,962
Time deposits	6,940,097,813	4,073,105,804
Savings accounts	6,850,386,344	6,009,931,357
Checking accounts	2,857,520,295	2,343,261,847
Investment accounts	12,934,037	399,582,546
Other	67,034,752	72,059,408

TOTAL	17,205,076,066	13,062,299,276

19. Liabilities at fair value through profit or loss

No balance is recorded for the fiscal years ended December 31, 2025 and 2024.

20. Other financial liabilities

Breakdown is as follows:

	12.31.25	12.31.24

Obligations from financing of purchases	1,296,011,084	1,193,709,742
Collections and other transactions on behalf of third parties	106,935,739	136,410,663
Lease liabilities (Note 25)	51,497,736	42,619,962
Payment orders pending credit	42,693,755	38,747,939
Funds collected under ARCA’s instructions	42,670,044	25,161,575
Receivables for spot purchases pending settlement	9,729,962	11,763,147
Commissions accrued payable	188,525	224,727
Cash and cash equivalents for spot purchases or sales pending settlement	-	39,940,452
Other	225,953,051	83,867,216

TOTAL	1,775,679,896	1,572,445,423

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	12.31.25	12.31.24

Local financial institutions	561,149,367	206,426,153
Foreign financial institutions	263,792,015	57,587,681
BCRA	1,722,610	306,398

TOTAL	826,663,992	264,320,232

22. Corporate bonds issued

As of December 31, 2025 and 2024, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 12.31.25	Outstanding securities as of 12.31.24

Class 32 BBVA - US$	02.27.2025	16,510	02.27.2026	FIXED 3.5%	Upon maturity	24,094,970	-
Class 34 BBVA - ARS	02.27.2025	56,002,870	02.27.2026	TAMAR + 2.75%	Quarterly	56,002,870	-
Class 35 BBVA - US$	06.03.2025	62,313	06.03.2026	FIXED 5.75%	Semiannually	90,940,202	-
Class 36 BBVA - ARS	06.10.2025	119,860,155	06.10.2026	TAMAR + 3.20%	Quarterly	119,860,155	-
Class 37 BBVA - US$	08.22.2025	43,355	08.22.2026	FIXED 6%	Semiannually	63,273,205	-
Class 38 BBVA - ARS	11.20.2025	43,540,192	11.20.2026	TAMAR + 3.50%	Quarterly	43,540,192	-
Class 39 BBVA - US$	12.05.2025	50,000	12.05.2026	FIXED 5.75%	Semiannually	72,970,835	-

Detail	Issuance date	Nominal value (in thousands)	Maturity	Rate	Payment of interest	Outstanding securities as of 12.31.25	Outstanding securities as of 12.31.24
Class 29 BBVA - ARS	09.23.2024	24,500,000	06.23.2025	BADLAR + 5%	Quarterly	-	32,229,272
Class 30 BBVA - ARS	12.12.2024	24,150,965	09.12.2025	FIXED TEM 2.75%	Upon maturity	-	19,848,279
Class 31 BBVA - ARS	12.12.2024	37,706,733	12.12.2025	TAMAR + 2.74%	Quarterly	-	49,602,472
Class 12 Volkswagen Financial Services - ARS	12.11.2025	21,142,300	12.11.2026	TAMAR + 4.5%	Quarterly	21,142,300	-
Class 13 Volkswagen Financial Services - ARS	12.11.2025	3,273,893	09.11.2026	TEM 2.59%	Upon maturity	3,273,893	-
Class 14 Volkswagen Financial Services - ARS	12.11.2025	3,342	12.11.2027	UVA + 9%	Quarterly	5,702,336	-
Class 11 Volkswagen Financial Services - ARS	10.22.2024	21,142,300	22.10.2025	BADLAR + 5.75%	Quarterly	-	21,014,752
Corporate bond Series 30 PSA - ARS	12.23.2024	5,563,241	06.23.2026	TAMAR + 3.25%	Quarterly	5,563,241	10,976,954
Corporate bond Series 31 PSA - ARS	02.28.2025	2,591	03.01.2027	FIXED UVA + 8%	Quarterly	4,403,625	-
Corporate bond Series 32 PSA - ARS	02.28.2025	19,813,161	02.28.2026	TAMAR + 3.2%	Quarterly	19,813,161	-
Corporate bond Series 34 PSA - ARS	12.19.2025	12,067	12.19.2027	FIXED UVA + 8.89%	Quarterly	20,607,721	-
Corporate bond Series 35 PSA - ARS	12.19.2025	13,788,245	12.19.2026	TAMAR + 4.24%	Quarterly	13,788,245	-
Corporate bond Series 36 PSA - ARS	12.19.2025	10,800,000	09.19.2026	FIXED TNA 35.39%	Upon maturity	10,800,000	-
Corporate bond Series 29 PSA - ARS	12.23.2024	11,655,556	09.23.2025	FIXED TNA 36.72%	Upon maturity	-	15,332,656
Corporate bond Class 20 - Series 1 - FCA ARS (2)	11.29.2024	6,540	05.29.2027	FIXED UVA + 8.84%	Quarterly	11,106,882	-
Corporate bond Class 20 - Series 2 - FCA ARS (2)	11.29.2024	2,550,000	03.01.2026	FIXED TNA 33.60%	Quarterly	2,550,000	-
Corporate bond Class 21 - Series 1 - FCA ARS	05.30.2025	2,371	05.30.2027	FIXED UVA + 10.50%	Quarterly	4,026,384	-
Corporate bond Class 21 - Series 2 - FCA ARS	05.30.2025	6,773,333	05.30.2026	FIXED TNA 36.87%	Upon maturity	6,773,333	-
Corporate bond Class 21 - Series 3 - FCA ARS	05.30.2025	4,111,111	05.30.2026	TAMAR + 3.75%	Quarterly	4,111,111	-
				Total Consolidated Principal		604,344,661	149,004,385
				Consolidated Accrued Interest and adjustments payable		11,781,688	3,457,949
				Withdrawals (1)		(805,158)	-
				Total Consolidated Principal and Interest and adjustments accrued		615,321,191	152,462,334
(1)	Withdrawals represent corporate bonds held in portfolio by subsidiaries.
(2)	As of December 31, 2024, the balance of FCA’s corporate bonds Class 20 series 1 and Class 20 series 2 is not disclosed in the table because the Entity was not consolidating the subsidiary FCA CF as of such date.

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

TNA: Annual nominal rate

UVA: Acquisition value unit. The unit includes the update of the Benchmark Stabilization Coefficient (CER).

In February 2026, the following subsidiaries issued corporate bonds under the conditions set forth below:

Issue Conditions
Subsidiary	PSA		FCA
Class / Series	Series 37	Series 38	Class 22 / Series I	Class 22 / Series II	Class 22 / Series III
Term	15 months	13 months	24 months	9 months	12 months
Currency	Pesos	Pesos	Pesos	Pesos	Pesos
Amortization	2 installments	Bullet	4 installments	Bullet	Bullet
Interest payments	Quarterly	Upon maturity	Quarterly	Upon maturity	Quarterly

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. The extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.
Volkswagen Financial Services Cía. Financiera S.A.	US$ 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	04.28.25

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 150,000 or its equivalent	Simple, non-convertible into shares	5 years	06.26.25	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a term of 5 (five) years and the amendment to its terms and conditions were approved by the ordinary and extraordinary shareholders’ meeting held on April 20, 2023. The amendments to the Program terms and conditions were approved by the Board of Governors’ Meeting dated September 26, 2023. The updating of the Prospectus and its preliminary version were approved through the resolution by the sub-delegate on November 3, 2023. On June 26, 2025, the expansion of the Global Program for the issuance of corporate bonds for a maximum outstanding nominal value of up to USD 150,000,000 or its equivalent in other currencies or units of value or measurement was approved. On August 8, 2025, the update and amendment of the Global Program for the issuance and reissuance of simple corporate bonds was issued and approved by the CNV on August 11, 2025.

FCA Compañía Financiera S.A.	Thousands of US$ 100,000 or its equivalent	Simple, non-convertible into shares	5 years	Shareholders’ Meeting dated March 20, 2025 and Board of Directors’ Meeting dated September 10, 2025	The public offering of the Corporate Bonds issued under the Program, the increase of the Program amount from US$50,000,000 to US$100,000,000, and the first extension of the Program term were authorized by the CNV through Resolution No. 16,448 dated November 10, 2010, Resolution No. 16,613 dated July 28, 2011, and Resolution No. 17,890 dated November 20, 2015. The increase of the Program’s maximum amount from US$100,000,000 to US$200,000,000 and the amendment of its terms and conditions were authorized by the CNV through Resolution No. 19,496 dated May 3, 2018. As a result of the Company’s registration as a Frequent Issuer, the amount of the Program was reduced to US$100,000,000 (Issuers Department Resolution DI-2019-40-APN-GE#CNV), since an amount of US$100,000,000 was allocated to the Frequent Issuer Offering Memorandum, as required by the CNV. The second extension of the Program term and the amendment to certain terms and conditions were authorized by Resolution No. DI-2021-5-APN-GE#CNV of the CNV Issuers Department, dated March 1, 2021, while the most recent extension of the Program term and amendment to certain terms and conditions were authorized by Resolution No. DI-2025-194-APN-GE#CNV of the CNV Issuers Department, dated October 22, 2025.

23.        Provisions

Breakdown is as follows:

	12.31.25	12.31.24

Provision for contingent commitments (Exhibits J and R)	21,843,570	29,966,455
Provisions for termination plans (Exhibit J)	2,395,054	2,302,570
For administrative, disciplinary and criminal penalties (Note 53 and Exhibit J)	5,000	6,577
Other contingencies	26,061,602	29,681,271
Provision for commercial claims	18,547,753	21,439,714
Provision for tax claims	1,556,453	1,562,400
Provision for labor lawsuits	2,035,848	1,552,046
Other	3,921,548	5,127,111

TOTAL	50,305,226	61,956,873

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

The Group considers that the provisions as of December 31, 2025 will originate the following cash disbursements:

Provisions	Within 12 months	After 12 months

Provision for contingent commitments (Exhibits J and R)	21,843,570	-
Provisions for termination plans (Exhibit J)	323,413	2,071,641
For administrative, disciplinary and criminal penalties (Note 53 and Exhibit J)	-	5,000
Other contingencies	7,972,598	18,089,004
Provision for commercial claims	6,624,682	11,923,071
Provision for tax claims	762,609	793,844
Provision for labor lawsuits	585,307	1,450,541
Other	-	3,921,548

The Group considers that the provisions as of December 31, 2024 will result in outflows in:

Provisions	Within 12 months	After 12 months

Provision for contingent commitments (Exhibits J and R)	29,966,455	-
Provisions for termination plans (Exhibit J)	701,243	1,601,327
For administrative, disciplinary and criminal penalties (Note 53 and Exhibit J)	-	6,577
Other contingencies	7,020,387	22,660,884
Provision for commercial claims	4,560,693	16,879,021
Provision for tax claims	1,054,584	507,816
Provision for labor lawsuits	265,588	1,286,458
Other	1,139,522	3,987,589

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated financial statements and are related to 243 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 63,818, out of which a potential or possible cash disbursement of approximately 22,311 is expected for the next 12 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	12.31.25	12.31.24

Miscellaneous creditors	312,443,900	343,239,357
Short-term personnel benefits	146,853,391	144,220,482
Other collections and withholdings	114,653,715	121,805,611
Other taxes payable	93,260,109	58,003,743
Advances collected	86,653,910	92,097,291
Dividends payable (Note 45)	11,801,738	-
Long-term personnel benefits	5,871,988	6,054,740
For contract liabilities (1)	2,762,463	8,807,420
Termination benefits payable	1,230,000	5,630,401
Social security payment orders pending settlement	907,452	1,272,839
Other	9,114,034	4,851,595

TOTAL	785,552,700	785,983,479

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2025:

Rights of use under leases

The changes in this item for the years 2025 and 2024 are reported in Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.25	12.31.24

Up to one year	2,878,760	497,134	3,375,894	1,482,335
From 1 to 5 years	26,590,697	6,557,864	33,148,561	28,848,350
More than 5 years	14,973,281	-	14,973,281	12,289,277

			51,497,736	42,619,962

Interest and exchange rate difference recognized in profit or loss

	12.31.25	12.31.24

Other operating expenses

Interest on lease liabilities (Note 40)	(5,009,579)	(5,394,272)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(13,144,431)	(9,683,558)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)           Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Share premium

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Equity adjustment

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)

–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with the financial reporting framework set forth by the BCRA. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 45 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	12.31.25
Financial liabilities

Opening balance	152,462,334	42,619,962	264,320,232	459,402,528

Cash flow
Issuance - Non-subordinated corporate bonds	596,632,620	-	-	596,632,620
Increases of financing from local financial institutions	-	-	359,078,613	359,078,613
Other increases related to financing activities	-	-	203,006,418	203,006,418
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(185,416,935)	-	-	(185,416,935)
Payment of lease liabilities	-	(16,428,984)	-	(16,428,984)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	19,245,253	-	19,245,253
Acquisition of control of subsidiaries and other business	29,931,403	-	-	29,931,403
Accrued interest and adjustments	82,884,203	18,147,594	8,651,609	109,683,406
Monetary gain/(loss) generated by financial liabilities	(61,172,434)	(12,086,089)	(8,392,880)	(81,651,403)

Balance at fiscal year-end	615,321,191	51,497,736	826,663,992	1,493,482,919
	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	12.31.24
Financial liabilities

Opening balance	36,715,087	67,344,018	80,753,728	184,812,833

Cash flow
Issuance - Non-subordinated corporate bonds	130,589,963	-	-	130,589,963
Increases of financing from local financial institutions	-	-	183,556,289	183,556,289
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(14,115,001)	-	-	(14,115,001)
Payment of lease liabilities	-	(17,201,177)	-	(17,201,177)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	18,454,088	-	18,454,088
Accrued interest and adjustments	16,004,156	15,050,948	2,143,565	33,198,669
Monetary gain/(loss) generated by financial liabilities	(16,731,871)	(41,027,915)	(2,133,350)	(59,893,136)

Balance at fiscal year-end	152,462,334	42,619,962	264,320,232	459,402,528

28. Interest income

Breakdown is as follows:

	12.31.25	12.31.24

Interest from commercial papers	936,559,886	762,890,456
Interest from government securities	813,984,609	835,435,997
Interest from credit card loans	784,477,707	568,139,062
Interest from consumer loans	757,233,199	401,920,077
Interest from other loans	545,679,227	325,990,376
Interest from overdrafts	459,785,211	398,613,271
CER clause adjustment	377,730,451	1,301,945,014
UVA clause adjustment	180,275,695	290,768,978
Interest from pledge loans	147,917,688	81,996,072
Interest from loans for the prefinancing and financing of exports	115,867,339	21,916,652
Interest on loans to the financial sector	72,744,244	22,095,661
Interest from mortgage loans	36,002,504	20,174,400
Interest from finance leases	16,891,440	17,042,378
Interest from private securities	4,425,625	5,733,351
Premium for reverse repurchase agreements	293,225	1,112,693,899
Other interest	46,530,074	10,458,576

TOTAL	5,296,398,124	6,177,814,220

29. Interest expense

Breakdown is as follows:

	12.31.25	12.31.24

Interest from time deposits	1,908,545,742	1,393,518,433
Interest from current accounts deposits	345,796,839	625,752,727
Interest from other financial liabilities	139,874,624	28,621,067
Interfinancial loans received	120,259,285	55,224,623
Premium for repurchase agreements	26,679,410	1,066,557
UVA clause adjustment	14,186,559	175,464,814
Borrowing surety bond transactions	10,268,952	15,654,376
Interest from savings accounts deposits	8,077,793	24,119,382

TOTAL	2,573,689,204	2,319,421,979

30. Commission income

Breakdown is as follows:

	12.31.25	12.31.24

For credit cards	463,057,688	361,044,887
Linked to liabilities	233,022,865	203,535,200
Linked to loans	89,122,870	78,575,023
From foreign trade and foreign currency transactions	32,549,075	34,152,439
From insurance	31,443,824	26,019,023
Linked to securities	21,532,541	25,421,570
Linked to loan commitments	2,425,110	1,106,426
From guarantees granted	350,199	583,329
TOTAL	873,504,172	730,437,897

31. Commission expenses

Breakdown is as follows:

	12.31.25	12.31.24

For credit and debit cards	199,282,212	183,581,383
For foreign trade transactions	83,104,463	81,365,404
For payment of wages	29,166,195	32,622,130
For new channels	18,180,048	24,872,539
For data processing	11,495,555	15,446,484
For advertising campaigns	1,889,796	867,973
Linked to transactions with securities	931,041	169,823
Other commission expenses	20,433,639	19,779,306

TOTAL	364,482,949	358,705,042

32. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	12.31.25	12.31.24

Gain from government securities	121,633,115	203,511,150
Gain from private securities	18,049,293	7,879,730
Gain from corporate bonds	4,265	1,989,908
Interest rate swaps	(188,203)	1,355,571
Gain/(loss) from foreign currency forward transactions	(14,328,887)	(19,586,349)
Loss from put options taken	-	(902,112)
Others	222,028	3,783

TOTAL	125,391,611	194,251,681

33. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	12.31.25	12.31.24

Income from sale of government securities	143,842,636	310,931,829
Income from sale of private securities	1,824,951	6,982,376

TOTAL	145,667,587	317,914,205

34. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	12.31.25	12.31.24

Income from trading in foreign currency	206,848,887	77,670,011
Conversion of foreign currency assets and liabilities into pesos	(13,762,013)	(5,796,813)

TOTAL	193,086,874	71,873,198

35. Other operating income

Breakdown is as follows:

	12.31.25	12.31.24

Adjustments and interest on miscellaneous receivables	47,907,049	60,684,923
Rental of safe deposit boxes	38,332,161	29,343,229
Loans recovered	33,031,118	15,584,214
Debit and credit card commissions	30,064,234	18,742,485
Punitive interest	27,479,487	9,609,897
Impairment recovered (Exhibit F)	9,753,067	6,020,461
Rent	9,206,831	7,458,885
Fees expenses recovered	7,526,209	5,882,044
Commission from syndicated transactions	3,428,346	2,001,074
Allowances reversed	52,219	6,151,542
Other operating income	42,398,624	26,359,327

TOTAL	249,179,345	187,838,081

36. Impairment of financial assets

Breakdown is as follows:

	12.31.25	12.31.24

Financial assets at amortized cost
Loan loss allowance in pesos (1)	799,583,029	278,135,950
Loan loss allowance in foreign currency	5,575,077	8,260,335

Financial assets at fair value through OCI
Correction of value due to credit losses (2)	(74,510)	(74,481)

TOTAL	805,083,596	286,321,804

(1)	It mainly represents loans and other financing.
(2)	It represents debt securities.

37. Personnel benefits

Breakdown is as follows:

	12.31.25	12.31.24

Salaries	364,462,374	355,695,149
Social security withholdings and collections	109,101,968	108,537,358
Other short-term personnel benefits	89,377,438	120,956,054
Personnel services	19,543,362	17,044,327
Personnel compensation and bonuses	19,243,474	71,889,505
Termination personnel benefits (Exhibit J)	775,156	1,486,193
Other long-term personnel benefits	1,403,157	2,646,973

TOTAL	603,906,929	678,255,559

38. Administrative expenses

Breakdown is as follows:

	12.31.25	12.31.24

Contracted administrative services	107,190,217	115,372,903
Taxes	86,451,632	163,318,175
Rent	71,682,603	89,358,161
Armored transportation services	64,838,732	63,731,531
Maintenance and repair costs	62,555,833	63,520,011
Advertising	50,890,096	45,086,683
Documents distribution	31,035,191	29,976,302
Security services	28,167,125	21,730,721
Other fees	28,041,297	22,598,257
Electricity and communications	27,577,411	25,980,833
IT	24,812,538	42,867,230
Trade reports	17,493,196	15,220,638
Representation and travel expenses	6,476,595	4,998,396
Insurance	5,732,815	5,608,887
Stationery and supplies	1,092,998	1,152,020
Fees to Bank Directors and Supervisory Committee	1,041,204	928,389
Other administrative expenses	33,499,199	30,847,597

TOTAL	648,578,682	742,296,734

39. Asset depreciation and impairment

Breakdown is as follows:

	12.31.25	12.31.24

Property and equipment (Note 14)	79,752,750	70,985,295
Intangible assets (Note 15)	21,431,224	24,843,024
Right of use of leased real estate (Note 14)	6,427,856	5,345,169
Other assets	3,491,226	3,554,120
Loss from sale or impairment of property, plant and equipment	35,293	-

TOTAL	111,138,349	104,727,608

40. Other operating expenses

Breakdown is as follows:

	12.31.25	12.31.24

Turnover tax	524,719,983	419,942,618
Initial recognition of loans (See Note 2.3.4.a))	112,481,960	34,961,531
Contribution to the Deposit Guarantee Fund (Note 47)	23,871,317	14,383,350
Other allowances (Exhibit J)	15,366,596	61,222,919
Claims	14,057,172	5,449,311
Interest on lease liabilities (Note 25)	5,009,579	5,394,272
Loss from sale or impairment of investment property and other non-financial assets	1,022,274	49,445,726
Adjustment for restatement of dividends in constant currency	3,294,680	16,381,760
Other operating expenses	73,182,216	44,340,154

TOTAL	773,005,777	651,521,641

41. Fair values of financial instruments

41.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2025 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	315,467,772	273,808,079	41,659,693	-
Derivative instruments	38,865,250	11,792,046	27,073,204	-
Other financial assets	1,734,669	1,734,669	-	-
Other debt securities	2,459,624,778	2,111,051,699	348,573,079	-
Financial assets pledged as collateral	624,614,869	624,614,869	-	-
Investments in equity instruments	20,789,348	14,354,614	1,374,295	5,060,439

Financial liabilities

Derivative instruments	6,495,701	4,148,017	2,347,684	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	120,757,396	108,311,232	12,446,164	-
Derivative instruments	12,975,192	1,133,198	11,841,994	-
Other financial assets	985,529	985,529	-	-
Other debt securities	3,073,858,203	2,976,991,291	93,199,886	3,667,026
Financial assets pledged as collateral	164,435,498	164,435,498	-	-
Investments in equity instruments	16,650,967	10,727,920	1,013,562	4,909,485

Financial liabilities

Derivative instruments	5,075,959	-	5,075,959	-

Financial assets at fair value consist of Argentine Treasury Bonds, Argentine Treasury Bills, BCRA Bonds, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives include futures measured at the price of the market where they are traded (A3), foreign currency NDF (non-delivery forwards) and interest rate swaps.

41.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current year versus previous year levels.

41.2.1. Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	12.31.25	12.31.24

Corporate bond John Deere Credit Cia Financiera S.A. Series X US$. Maturity 03-08-2026	1,475,644	-

41.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	12.31.25	12.31.24

Corporate Bond Luz De Tres Picos 4 in US dollars. Maturity 09-29-2026	4,408,514	-
Corporate Bond 360 Energy Solar S.A. Series 4 in US dollars at a fixed interest rate. Maturity 10-30-2027	3,353,010	-
Corporate Bond Petroquímica Comodoro Rivadavia Series R in US dollars. Maturity 10-22-2028	3,422,332	-
Corporate Bond Minera EXAR Series 1 in US dollars. Maturity 11-11-2027	2,873,434	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in US dollars. Maturity 07-14-2028	2,804,442	-
Corporate Bond Petroquímica Comodoro Rivadavia Series O in US dollars. Maturity 09-22-2027	1,559,462	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds and corporate bonds were listed on the market the number of days necessary to be considered Level 1.

41.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, the Overnight Index Swap (OIS) international dollar curve, the yield curve in euros, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value pricing established by the Bank for fixed income consists in considering the representative market prices from A3 Mercados S.A. (formerly, Mercado Abierto Electrónico S.A.) as the primary source and BYMA as the secondary source for quotes from the last business day at the end of the month. This criteria adjustment aims to ensure that the month-end amount reflects a valuation more accurately aligned with the market value.

The pricing process with these hierarchies is maintained over the last 10 business days, prioritizing the price from A3 Mercados S.A. and then the price from BYMA according to timeliness. For example, a quote in BYMA on T-1 is considered above a quote in A3 Mercados S.A. on T-2.

For Argentine Treasury bonds and bills, if the bonds have not traded for the last 10 business days in A3 or BYMA, fair value is determined by discounting cash flows using the pertinent discount curve.

Corporate Bonds in US dollars, if bonds have not traded for the last 10 business days in A3 Mercados S.A. or BYMA, they are valued at the present value of the future cash flows with the discount curve that corresponds to the type of industry or sector. The same criteria applies to the case of Corporate Bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

For corporate bonds in pesos that are in portfolio classified as Level 3, the valuation criterion is as follows:

Latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end. For this period, no corporate bonds were classified with this level.

41.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	12.31.25	12.31.24

Balance at the beginning of the fiscal year	8,576,511	19,314,068

Other debt securities - Private securities - Corporate bonds	(2,787,594)	(2,503,600)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	-	(656,042)
Equity instruments	1,328,354	2,866,836
Monetary loss from assets at fair value	(2,056,832)	(10,444,751)

Balance at fiscal year-end	5,060,439	8,576,511

41.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2025 is detailed below:

	Accounting balance	Book value presented as fair value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value

Financial assets

Cash and deposits in banks	4,752,327,306	4,752,327,306	-	-	-	4,752,327,306
Other financial assets	150,112,604	150,112,604	-	-	-	150,112,604
Loans and other financing
Non-financial government sector	3,152,686	3,152,686	-	-	-	3,152,686
Other financial institutions	231,597,449	-	-	269,690,259	-	269,690,259
Non-financial private sector and residents abroad	14,213,461,522	-	-	385,839,724	14,526,393,417	14,912,233,141
Other debt securities	583,978,156	-	-	593,116,409	-	593,116,409
Financial assets pledged as collateral	577,167,406	577,167,406	-	-	-	577,167,406

Financial liabilities
Deposits	17,205,076,066	10,428,091,193	-	-	6,852,343,820	17,280,435,013
Repo transactions and surety bonds	468,228,307	468,228,307	-	-	-	468,228,307
Other financial liabilities	1,775,679,896	1,775,679,896	-	-	-	1,775,679,896
Financing received from the BCRA and other financial institutions	826,663,992	-	-	868,004,121	-	868,004,121
Corporate bonds issued	615,321,191	-	-	655,659,780	-	655,659,780

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance	Book value presented as fair value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value	Total Fair Value

Financial assets

Cash and deposits in banks	3,714,764,034	3,714,764,034	-	-	-	3,714,764,034
Other financial assets	331,952,019	331,952,019	-	-	-	331,952,019
Loans and other financing
Non-financial government sector	1,269,080	1,269,080	-	-	-	1,269,080
Other financial institutions	76,650,960	-	-	91,383,844	-	91,383,844
Non-financial private sector and residents abroad	9,838,923,817	-	-	-	10,325,164,237	10,325,164,237
Other debt securities	210,350,998	-	-	211,282,379	-	211,282,379
Financial assets pledged as collateral	444,589,850	444,589,850	-	-	-	444,589,850

Financial liabilities

Deposits	13,062,299,276	8,825,094,041	-	-	4,305,096,602	13,130,190,643
Other financial liabilities	1,572,445,423	1,572,445,423	-	-	-	1,572,445,423
Financing received from the BCRA and other financial institutions	264,320,232	-	-	261,734,995	-	261,734,995
Corporate bonds issued	152,462,334	-	-	154,281,336	-	154,281,336

42. Segment reporting

Basis for segmentation

As of December 31, 2025 and 2024, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of December 31, 2025 and 2024:

Group (banking activity)(1)	12.31.25	12.31.24

Loans and other financing	14,448,211,657	9,916,843,857
Corporate banking (2)	2,558,562,401	1,663,867,627
Small and medium companies (3)	4,765,305,004	3,677,924,356
Retail	7,124,344,252	4,575,051,874

Other assets	10,960,662,309	9,453,604,660
TOTAL ASSETS	25,408,873,966	19,370,448,517

Deposits	17,205,076,066	13,062,299,276
Corporate banking (2) (3)	6,755,150,134	4,398,896,838
Small and medium companies (2) (3)	1,708,180,677	2,027,506,615
Retail	8,741,745,255	6,635,895,823

Other liabilities	4,659,961,369	2,860,363,758
TOTAL LIABILITIES	21,865,037,435	15,922,663,034

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A., FCA Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

43. Related parties

43.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

43.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

43.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	12.31.25	12.31.24

Fees	770,222	736,198

Total	770,222	736,198

43.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	12.31.25	12.31.24
Loans
Overdrafts	2	1
Credit cards	115,178	73,712
Consumer loans	166,719	1,418

Deposits
Deposits	1,208,093	170,042

	Profit or loss from transactions

	12.31.25	12.31.24

Profit or loss
Interest income	70,432	192,342
Interest expense	(8,970)	(23,706)
Commission income	1,089	8,953
Commission expense	(3,742)	(2,115)
Other operating income	4,726	3,178
Other operating expenses	(32)	-

Loans are granted on an arm’s length basis. As of December 31, 2025 and 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	12.31.25	12.31.24

Assets
Cash and deposits in banks	15,237,562	7,300,484
Derivative instruments (Assets)	295,845	-
Financial assets pledged as collateral	467,013	-
Other financial assets	54,046	116
Liabilities
Other non-financial liabilities	37,130,445	61,602,244
Derivative instruments (Liabilities)	-	3,487

Off-balance sheet balances

Securities in custody	3,727,892,493	4,046,280,750
Guarantees received	110,402,676	158,879,499
Sureties granted	10,630,155	114,418,383
Derivative instruments	8,866,010	681,930

	Profit or loss from transactions
	12.31.25	12.31.24

Profit or loss
Interest income	10,833	-
Commission income	48,244	293,428
Net loss from measurement of financial instruments at fair value through profit or loss	(1)	(3,470)
Other operating income	50,128	76,030
Administrative expenses	(56,634,807)	(37,265,512)

Subsidiaries (1)	Balances as of
	12.31.25	12.31.24

Assets
Loans and other financing	292,111,647	133,512,577
Derivative instruments (Assets)	76,325	-
Other debt securities	654,930	-

Liabilities
Deposits	75,657,673	47,029,465
Other non-financial liabilities	6,642,821	2,209,923
Corporate bonds issued	150,228	-

Off-balance sheet balances
Interest rate swaps	4,111,111	-
Securities in custody	2,138,644	1,363,221

	Profit or loss from transactions
	12.31.25	12.31.24

Profit or loss
Interest income	82,405,149	59,609,456
Interest expense	(988,240)	(4,139,600)
Commission income	80,907	124,501
Commission expense	(13,501,898)	(8,613,543)
Foreign exchange and gold gains/(losses)	2,166	3,119
Other operating income	5,447,576	4,010,423
Administrative expenses	(1,589,081)	(730,310)
Other operating expenses	(78)	(546)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of December 31, 2025 and 2024, respectively.

Associates	Balances as of
	12.31.25	12.31.24
Assets
Cash and deposits in banks	7,053	-
Loans and other financing	62,787,740	20,247,669
Derivative instruments	642,156	780,465
Other financial assets	5,833,987	3,892,838

Liabilities
Deposits	9,946,878	5,145,737

Off-balance sheet balances
Interest rate swaps	14,000,000	-
Securities in custody	37,726,945	28,582,767
Guarantees received	237,259	220,810
Sureties granted	237,259	220,810

	Profit or loss from transactions
	12.31.25	12.31.24

Profit or loss
Interest income	23,601,831	11,316,766
Interest expense	(1,147,839)	(250,967)
Commission income	28,403,281	19,634,954
Commission expense	(29,327)	(24,872)
Net income from measurement of financial instruments at fair value through profit or loss	87,581	1,359,203
Foreign exchange and gold gains/(losses)	86,892	27,905
Other operating income	3,248,450	2,529,056
Administrative expenses	-	208,676
Other operating expenses	(1,172)	-

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2025 and 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

44. Financial instruments risks

Risk policies of financial instruments

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

-	Prudential analysis: related to the management of the various risks acknowledged by the Entity.
-	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

In this regard, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These bodies periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina's activities, and place special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances by an independent area from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

-	Risk Management
-	Committees
-	Reporting
-	Cross-Control Areas

Risk Management:

This area is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit risk and financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

-Active management throughout the risk lifetime.

-Clear processes and procedures.

-Integrated management of all risks through identification and quantification.

-Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.

Reporting:

The Reporting area is in charge of controlling procedures for risk rating and credit limit requirements; provisioning; determining the risk quota for each segment of economic activity and type of financing; and assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, as well as of reviewing processes and proposing alternatives.

Cross-Control Areas

Internal Control - Internal Control and Compliance Department - has the following main functions: to ensure that there is a sufficient internal regulatory framework; a process and measures defined for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its adequate implementation and operation.

Model Validation - Internal Control and Compliance Department - who ensures that BBVA Argentina's internal statistical risk models are adequate for their use, and must issue a well-founded and updated opinion on their adequate use.

The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the rest of the critical risks for the Bank is carried out in accordance with the established standards.

Finally, Internal Audit, transversal to the business and support units.

Risk Appetite

Risk Appetite is a key element in financial institutions' management, providing a comprehensive framework for the Entity to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics. Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity's comprehensive risk management.

Stress test means the evaluation of the Entity's financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

a)	Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as settlement risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor's or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops a credit risk management strategy defining the goals that will guide its granting activities, the policies to be adopted, and the necessary practices and procedures to carry out those activities.

Additionally, Risk Management annually develops, together with the rest of the Group's management departments, a budget process, including the main variables of credit risk:

-	Expected growth per portfolio and product.
-	Evolution of default ratio.
-	Evolution of write-off portfolios.

Thus, the standard expected credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risk Follow-Up Committees to take the necessary measures.

Admission

BBVA Argentina has credit risk admission policies, whereby the criteria for obtaining quality assets, establish risk tolerance levels and align credit activities with BBVA Argentina's and the Group's strategy are defined. Thus, the risk assumption policy is organized in three different levels within the Group:

- Analysis of the financial risk of the transaction, based on the debtor's ability to pay or to generate funds.

- The constitution of adequate guarantees, or in any case generally accepted guarantees, for the risk assumed, in any of the generally accepted forms: cash, in rem, personal or hedging.

- Evaluation of the repayment risk (liquidity of the assets) of the guarantees received.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-	Follow-up on the limit granted: Since customer profiles vary over time, the limits of products purchased are periodically reviewed for the purpose of extending, reducing, or suspending the limit assigned, based on the risk situation.

-	Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-	Follow-up on rating tools: Rating tools rely on the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-	Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential improvements in the management, and forecasting the future behavior.

Additionally, the following functions shall be carried out:

-	Follow-up on specific customers.
-	Follow-up on products.
-	Follow-up on units (branches, areas, channels).
-	Other follow-up actions (samples, control of admission and risk management processes, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, of both the Bank and the companies related to the Entity, as well as contributing to the Bank's results, directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Scope and nature of risk information and/or measurement systems

BBVA Argentina has several tools that are used in credit risk management, allowing for effective risk control and facilitating the whole risk treatment process.

Credit risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of funds to pay for the obligations agreed.

The beneficiary's repayment capacity by generating sufficient resources is above any other consideration. Thus, the risk decision is based on the borrower's payment capacity to timely and duly comply with all the financial obligations assumed, based on income obtained from its customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

•	Mortgages: A mortgage does not change the debtor's unlimited liability, who remains fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

•	Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time Deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group's credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group's total risk.

As of December 31, 2025 and 2024, the Group holds certain contingent transactions, as detailed in Note 8.

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable, and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, and resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”
-	Preferred Collateral “B”
-	Other Collateral (not included in the sections above)

Preferred collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Credit quality of financial assets which are not past due or impaired

The Group relies on certain tools (“scoring” and “rating”) to classify the credit quality of its transactions and customers, based on an assessment and subsequent mapping to probability of default (“PD”) scales. In analyzing the PD performance, the Group relies on certain monitoring tools and historical databases that contain relevant information generated in-house. These tools can be grouped in scoring and rating models. The main difference between both lies in the fact that scoring models are used to assess retail products, while rating models are intended for wholesale banking customers.

The Group calculates these different levels and their associated probabilities of default by reference to rating scales and default rates. These calculations establish the PD levels for the Bank's Master Rating Scale. Even though this scale is common to the whole Group, adjustments (mapping of scores to PD sections / Master Rating Scale levels) are made at the tool level per each country where the Group has tools available.

Exposure to credit risk and allowances

The exposure to credit risk and allowances, measured in accordance with IFRS 9 – BCRA (expected losses model, except for financial assets of the non-financial government sector) as of December 31, 2025 and 2024 is as follows:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	9,948,089,803	520,120,611	28,146,965	141,418,425	6,986,887	10,644,762,691

Inter-stage Transfers:
From stage 1 to stage 2	(2,758,610,594)	2,836,320,787	-	-	-	77,710,193
From stage 2 to stage 1	1,372,696,450	(1,352,937,425)	(9,359,935)	-	-	10,399,090
From stage 1 or 2 to stage 3	(102,884,462)	(855,085,423)	(3,762,749)	955,669,359	4,882,739	(1,180,536)
From stage 3 to stage 1 or 2	19,488,000	17,748,071	548,143	(55,770,395)	(2,885,435)	(20,871,616)
Changes without inter-stage transfers	(82,122,565)	125,875,708	(11,162,464)	(23,959,954)	38,468,845	47,099,570
Newly originated financial assets	21,887,578,287	380,229,580	80,963,977	117,085,868	10,282,923	22,476,140,635
Reimbursements	(14,408,795,941)	(388,586,687)	(55,966,400)	(107,116,358)	(3,602,624)	(14,964,068,010)
Write-offs	-	(674)	-	(245,713,713)	(1,992,408)	(247,706,795)
Foreign exchange differences	885,454,645	7,786,666	4,188,210	222,408	1,846,505	899,498,434
Inflation adjustment	(3,291,598,577)	(212,338,715)	(7,055,310)	(86,329,775)	(3,810,524)	(3,601,132,901)

Balances as of 12.31.25	13,469,295,046	1,079,132,499	26,540,437	695,505,865	50,176,908	15,320,650,755

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	5,445,676,355	572,420,376	19,857,574	89,906,770	10,944,956	6,138,806,031

Inter-stage Transfers:
From stage 1 to stage 2	(1,101,477,417)	1,058,790,637	7,781,374	-	-	(34,905,406)
From stage 2 to stage 1	793,958,079	(684,245,329)	(5,052,073)	-	-	104,660,677
From stage 1 or 2 to stage 3	(24,664,278)	(197,681,084)	(167,820)	230,324,793	160,066	7,971,677
From stage 3 to stage 1 or 2	2,488,502	10,366,063	(6,410)	(18,238,195)	(201,037)	(5,591,077)
Changes without inter-stage transfers	1,869,906,448	161,829,443	18,529,708	(1,108,479)	3,855,660	2,053,012,780
Newly originated financial assets	14,479,941,469	136,745,527	17,036,862	28,668,588	311,706	14,662,704,152
Reimbursements	(7,501,883,030)	(170,206,915)	(19,042,552)	(39,566,627)	(686,828)	(7,731,385,952)
Write-offs	-	-	-	(82,837,254)	(2,405,085)	(85,242,339)
Foreign exchange differences	197,934,035	2,911,815	2,764,415	19,827	1,261,110	204,891,202
Inflation adjustment	(4,213,790,360)	(370,809,922)	(13,554,113)	(65,750,998)	(6,253,661)	(4,670,159,054)

Balances as of 12.31.24	9,948,089,803	520,120,611	28,146,965	141,418,425	6,986,887	10,644,762,691

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	4,355,374,326	209,117,015	1,018,390	1,246,564	2,598	4,566,758,893

Inter-stage Transfers:
From stage 1 to stage 2	(965,124,143)	770,193,286	-	-	-	(194,930,857)
From stage 2 to stage 1	863,945,939	(626,077,379)	(9,391)	-	-	237,859,169
From stage 1 or 2 to stage 3	(4,319,863)	(1,718,072)	(1,540)	3,670,549	3,868	(2,365,058)
From stage 3 to stage 1 or 2	1,879,909	766,402	6,538	(2,561,212)	(53,247)	38,390
Changes without inter-stage transfers	2,102,490,277	89,818,194	(324,702)	(85,646)	83,812	2,191,981,935
Newly originated financial commitments	1,473,675,501	66,524,520	79,870	703,787	51,879	1,541,035,557
Reimbursements	(1,162,097,927)	(91,466,400)	(352,650)	(939,662)	(12,117)	(1,254,868,756)
Write-offs	-	-	-	(1,754)	-	(1,754)
Foreign exchange differences	78,978,125	3,418,196	27,962	1,099	-	82,425,382
Inflation adjustment	(1,391,111,799)	(80,585,126)	(85,491)	(326,978)	(11,584)	(1,472,120,978)

Balances as of 12.31.25	5,353,690,345	339,990,636	358,986	1,706,747	65,209	5,695,811,923

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,676,994,807	175,380,968	515,779	593,399	991	1,853,485,944

Inter-stage Transfers:
From stage 1 to stage 2	(309,078,675)	274,498,921	94,330	-	-	(34,485,424)
From stage 2 to stage 1	371,755,704	(253,311,398)	(331,904)	-	-	118,112,402
From stage 1 or 2 to stage 3	(2,704,615)	(894,739)	(374)	2,322,557	274	(1,276,897)
From stage 3 to stage 1 or 2	1,316,503	446,527	374	(1,335,447)	(1,765)	426,192
Changes without inter-stage transfers	3,244,307,358	140,751,235	(1,741,807)	392,856	9,022	3,383,718,664
Newly originated financial commitments	1,431,076,377	69,176,169	3,804,499	292,692	-	1,504,349,737
Reimbursements	(648,648,455)	(74,519,542)	(649,847)	(557,231)	(91)	(724,375,166)
Write-offs	-	-	-	(2,397)	-	(2,397)
Foreign exchange differences	53,516,511	2,490,210	537,374	-	-	56,544,095
Inflation adjustment	(1,463,161,189)	(124,901,336)	(1,210,034)	(459,865)	(5,833)	(1,589,738,257)

Balances as of 12.31.24	4,355,374,326	209,117,015	1,018,390	1,246,564	2,598	4,566,758,893

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	71,767,717	29,429,628	1,326,582	103,875,297	5,137,831	211,537,055

Inter-stage Transfers:
From stage 1 to stage 2	(68,970,769)	195,679,437	-	-	-	126,708,668
From stage 2 to stage 1	18,689,057	(53,857,594)	(415,129)	-	-	(35,583,666)
From stage 1 or 2 to stage 3	(6,111,406)	(154,498,921)	(673,903)	533,185,907	2,602,513	374,504,190
From stage 3 to stage 1 or 2	1,677,238	1,505,608	416,938	(32,367,012)	(1,880,570)	(30,647,798)
Changes without inter-stage transfers	(6,791,453)	46,761,092	1,169,955	137,379,853	30,961,915	209,481,362
Newly originated financial assets	197,774,615	19,937,101	5,795,413	69,888,166	7,655,314	301,050,609
Reimbursements	(131,117,929)	(14,287,285)	(2,819,502)	(66,579,468)	(3,096,410)	(217,900,594)
Write-offs	-	(2,580)	-	(223,285,002)	(1,947,198)	(225,234,780)
Foreign exchange differences	4,516,172	324,959	123,718	37,945	1,211,219	6,214,013
Inflation adjustment	(22,328,830)	(13,109,100)	(344,539)	(61,328,755)	(3,013,572)	(100,124,796)

Balances as of 12.31.25	59,104,412	57,882,345	4,579,533	460,806,931	37,631,042	620,004,263

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	39,704,411	21,709,646	303,700	64,876,646	7,867,009	134,461,412

Inter-stage Transfers:
From stage 1 to stage 2	(21,211,190)	62,588,038	457,564	-	-	41,834,412
From stage 2 to stage 1	6,907,467	(23,306,869)	(59,721)	-	-	(16,459,123)
From stage 1 or 2 to stage 3	(1,659,992)	(34,663,022)	(5,403)	134,874,041	3,721	98,549,345
From stage 3 to stage 1 or 2	143,540	748,122	-	(12,476,831)	(131,691)	(11,716,860)
Changes without inter-stage transfers	20,507,992	20,526,159	859,926	40,037,125	3,843,904	85,775,106
Newly originated financial assets	123,156,170	2,234,987	168,872	15,916,527	311,695	141,788,251
Reimbursements	(70,399,472)	(5,699,969)	(217,135)	(25,774,886)	(616,533)	(102,707,995)
Write-offs	-	(8)	-	(66,308,572)	(2,348,940)	(68,657,520)
Foreign exchange differences	1,575,771	61,242	52,464	7,042	873,025	2,569,544
Inflation adjustment	(26,956,980)	(14,768,698)	(233,685)	(47,275,795)	(4,664,359)	(93,899,517)

Balances as of 12.31.24	71,767,717	29,429,628	1,326,582	103,875,297	5,137,831	211,537,055

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	23,063,597	6,043,921	14,837	837,702	6,398	29,966,455

Inter-stage Transfers:
From stage 1 to stage 2	(9,589,325)	17,366,598	-	-	-	7,777,273
From stage 2 to stage 1	6,443,367	(13,393,000)	(4,193)	-	-	(6,953,826)
From stage 1 or 2 to stage 3	(89,506)	(131,415)	(24,892)	1,981,330	24,733	1,760,250
From stage 3 to stage 1 or 2	205,808	61,086	9,597	(1,594,327)	(109,715)	(1,427,551)
Changes without inter-stage transfers	(8,200,590)	(2,384,238)	17,497	147,911	115,559	(10,303,861)
Newly originated financial commitments	14,308,826	1,091,790	1,104	407,771	48,182	15,857,673
Reimbursements	(5,545,226)	(1,150,125)	(2,847)	(575,142)	(7,603)	(7,280,943)
Write-offs	-	-	-	(1,224)	-	(1,224)
Foreign exchange differences	333,104	13,775	148	-	-	347,027
Inflation adjustment	(5,929,875)	(1,754,886)	(2,601)	(194,732)	(15,609)	(7,897,703)

Balances as of 12.31.25	15,000,180	5,763,506	8,650	1,009,289	61,945	21,843,570

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	13,440,688	3,286,187	8,356	372,653	725	17,108,609

Inter-stage Transfers:
From stage 1 to stage 2	(3,203,090)	7,973,200	6,076	-	-	4,776,186
From stage 2 to stage 1	2,547,506	(5,681,358)	(5,872)	-	-	(3,139,724)
From stage 1 or 2 to stage 3	(59,660)	(87,820)	(14)	1,320,133	107	1,172,746
From stage 3 to stage 1 or 2	51,341	21,220	8	(804,251)	(29,918)	(761,600)
Changes without inter-stage transfers	1,919,268	3,407,395	(45,451)	359,932	41,998	5,683,142
Newly originated financial commitments	23,952,714	948,246	78,195	190,036	-	25,169,191
Reimbursements	(6,023,488)	(1,435,318)	(13,864)	(319,791)	(67)	(7,792,528)
Write-offs	-	-	-	(1,759)	-	(1,759)
Foreign exchange differences	515,858	19,911	9,819	-	-	545,588
Inflation adjustment	(10,077,540)	(2,407,742)	(22,416)	(279,251)	(6,447)	(12,793,396)

Balances as of 12.31.24	23,063,597	6,043,921	14,837	837,702	6,398	29,966,455

Additional information on the credit quality of assets

Exposure to credit risk

The Group’s exposure to credit risk of loans and other financing as per IFRS 9 with allocation by stage according to the classification of assets as of December 31, 2025 and 2024 is as follows:

Exposure to credit risk	12.31.25	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	15,277,507,971	13,426,152,262	1,105,672,936	745,682,773

Wholesale	9,581,513,662	8,992,989,704	433,849,534	154,674,424
- Company banking	4,002,532,652	3,776,839,927	174,385,901	51,306,824
- Corporate and investment banking	3,247,543,529	3,177,238,378	70,301,493	3,658
- Local and International	554,853,574	554,792,053	215	61,306
- SMEs	1,776,583,907	1,484,119,346	189,161,925	103,302,636

Retail	5,695,994,309	4,433,162,558	671,823,402	591,008,349
- Overdrafts	6,863,794	1,244,185	787,460	4,832,149
- Credit cards	3,012,525,743	2,425,608,477	299,797,752	287,119,514
- Consumer loans	1,224,546,071	691,032,737	274,040,192	259,473,142
- Pledge loans	694,074,452	618,807,281	46,984,566	28,282,605
- Mortgage loans	723,587,572	664,377,468	49,219,829	9,990,275
- Finance leases	4,970,230	2,759,478	900,088	1,310,664
- Other	29,426,447	29,332,932	93,515	-

Financial assets at fair value through OCI	43,142,784	43,142,784	-	-

- Debt securities	43,142,784	43,142,784	-	-

Total financial assets	15,320,650,755	13,469,295,046	1,105,672,936	745,682,773

Loan commitments and financial guarantees	5,695,811,923	5,353,690,345	340,349,622	1,771,956

Wholesale	1,683,682,032	1,520,945,514	162,073,845	662,673
- Company banking	621,837,343	572,702,520	48,945,048	189,775
- Corporate and investment banking	206,378,096	171,747,222	34,630,867	7
- Local and International	55,799,607	54,613,827	1,185,780	-
- SMEs	799,666,986	721,881,945	77,312,150	472,891

Retail	4,012,129,891	3,832,744,831	178,275,777	1,109,283
- Overdrafts	21,153,410	20,064,662	1,084,160	4,588
- Credit cards	3,985,933,889	3,808,755,235	176,154,853	1,023,801
- Mortgage loans	5,006,620	3,888,962	1,036,764	80,894
- Finance leases	35,972	35,972	-	-

Total loan commitments and financial guarantees	5,695,811,923	5,353,690,345	340,349,622	1,771,956

Total exposure to credit risk	21,016,462,678	18,822,985,391	1,446,022,558	747,454,729

Exposure to credit risk	12.31.24	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	10,595,360,170	9,898,687,282	548,267,576	148,405,312

Wholesale	6,653,607,610	6,437,960,312	195,429,265	20,218,033
- Company banking	2,675,921,251	2,608,115,527	61,260,503	6,545,221
- Corporate and investment banking	2,270,773,592	2,205,478,999	65,293,997	596
- Local and International	497,488,427	493,570,415	3,894,143	23,869
- SMEs	1,209,424,340	1,130,795,371	64,980,622	13,648,347

Retail	3,941,752,560	3,460,726,970	352,838,311	128,187,279
- Overdrafts	4,182,618	1,318,251	547,236	2,317,131
- Credit cards	2,390,121,502	2,148,914,478	178,415,808	62,791,216
- Consumer loans	858,382,014	736,081,258	73,158,581	49,142,175
- Pledge loans	324,708,010	313,982,783	7,385,190	3,340,037
- Mortgage loans	356,644,536	254,440,611	91,801,813	10,402,112

- Finance leases	5,608,471	3,884,180	1,529,683	194,608
- Other	2,105,409	2,105,409	-	-

Financial assets at fair value through OCI	49,402,521	49,402,521	-	-

- Debt securities	49,402,521	49,402,521	-	-

Total financial assets	10,644,762,691	9,948,089,803	548,267,576	148,405,312

Loan commitments and financial guarantees	4,566,758,893	4,355,374,326	210,135,405	1,249,162

Wholesale	848,244,737	796,726,607	51,343,556	174,574
- Company banking	166,309,913	152,061,782	14,236,317	11,814
- Corporate and investment banking	213,972,339	201,230,923	12,741,407	9
- Local and International	160,667,797	159,500,964	1,166,833	-
- SMEs	307,294,688	283,932,938	23,198,999	162,751

Retail	3,718,514,156	3,558,647,719	158,791,849	1,074,588
- Overdrafts	19,505,505	18,853,816	647,748	3,941
- Credit cards	3,692,994,530	3,535,716,868	156,380,250	897,412
- Mortgage loans	5,106,104	3,177,409	1,755,503	173,192
- Other	-	-	-	-

Total loan commitments and financial guarantees	4,566,758,893	4,355,374,326	210,135,405	1,249,162

Total exposure to credit risk	15,211,521,584	14,303,464,129	758,402,981	149,654,474

Information on the credit quality of assets

The Group’s analysis of credit quality of loans and other financing under IFRS 9 with allocation of risk as of December 31, 2025 and 2024 is as follows:

Credit quality	12.31.25	12.31.24

Wholesale
- Low risk (PD < 4%)	10,813,202,668	6,723,183,244
- Medium risk (PD ≥ 4% to < 24%)	270,958,175	567,154,269
- High risk (PD ≥ 24% to < 100% or individualized Stage 2)	25,697,754	191,122,227
- Non performing (PD at 100% or individualized Stage 3)	155,337,097	20,392,607
Total wholesale	11,265,195,694	7,501,852,347

Retail
- Low risk (PD < 2.3%)	7,158,411,678	5,911,490,874
- Medium risk (PD ≥ 2.3% to < 29%)	1,811,681,952	1,556,241,652
- High risk (PD ≥ 29% to < 100% or individualized Stage 2)	145,912,938	63,272,323
- Non performing (PD at 100% or individualized Stage 3)	592,117,632	129,261,867
Total retail	9,708,124,200	7,660,266,716

Debt securities
- Private securities (B)	4,846,723	6,928,150
- Private securities (B+)	3,353,010	-
- Private securities (BB-)	7,599,602	41,891,617
- Private securities (BB)	27,343,449	582,754
Total debt securities	43,142,784	49,402,521

Total exposure to credit risk	21,016,462,678	15,211,521,584

The amounts included in the table above represent the Entity's maximum exposure to credit risk as of December 31, 2025 and 2024, without taking into account any guarantees held or other credit enhancements. In order to mitigate credit risk, the following table shows the net exposure to credit risk as of December 31, 2025 and 2024:

	12.31.25	12.31.24

Maximum exposure to credit risk	21,016,462,678	15,211,521,584
Guarantees held or other credit enhancements	(5,194,224,823)	(3,743,925,586)

Total net exposure to credit risk	15,822,237,855	11,467,595,998

Refinancing and restructuring transactions

The following table provides information about the Group's refinanced assets:

	12.31.25	12.31.24

Refinanced assets	207,504,719	34,120,384

Allowance for loan losses	(83,111,061)	(20,686,690)

The following table includes Stage 2 and 3 assets refinanced during the year, with the relevant loss due to modification suffered by the Group:

	12.31.25	12.31.24

Additions of financial assets at amortized cost modified during the year	212,660,958	26,296,926

Net loss from modifications	(13,232,887)	(907,605)

The following table shows the gross book value of financial assets modified for which the provision for losses changed to the 12-month ECL measurement during the year:

	After modification
12.31.25	Gross book value	Applicable ECL

Financial assets remedied since modification and now measured with 12-month ECL (Stage 1)	809,684	4,819
Financial assets returned to remaining life ECL (Stage 2/3) once remedied	12,871	2,970

	After modification
12.31.24	Gross book value	Applicable ECL

Financial assets remedied since modification and now measured with 12-month ECL (Stage 1)	123,918	1,806
Financial assets returned to remaining life ECL (Stage 2/3) once remedied	173,416	8,161

b)	Financial Risks

Financial Risk applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities Committee (ALCO)
-	Risk Management Committee (RMC)
-	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

c)	Market Risk

BBVA Argentina considers market risk as the likelihood of losing value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

-	Interest rate risk: From exposure to changes in the various interest rate curves.
-	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

-	Argentine Government Securities (Argentine Treasury bonds and bills).
-	BCRA Liquidity Bills
-	Corporate Bonds.
-	Foreign exchange spot.
-	Derivatives (Exchange rate Futures and Forwards).

The following tables show changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.25	12.31.24
Average	5,873.21	2,735.59
Minimum	1,489.36	273.39
Maximum	15,431.65	9,720.95
Closing	4,138.31	3,907.74

VaR per risk factors – (in millions of pesos)

VaR Interest rate	12.31.25	12.31.24
Average	5,699.38	2,736.58
Minimum	1,477.68	257.73
Maximum	14,558.89	9,715.07
Closing	3,794.46	3,911.14

VaR Exchange rate	12.31.25	12.31.24
Average	964.31	29.30
Minimum	4.68	3.59
Maximum	6,967.57	123.48
Closing	862.53	16.21

Currency risk

The position in foreign currency is shown below:

ACCOUNTS	TOTAL	AS OF 12.31.25 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.25	Dollar	Euro	Real	Other	12.31.24

Cash and deposits in banks	3,492,219,572	3,392,480,321	92,733,168	599,767	6,406,316	3,086,067,962
Debt securities at fair value through profit or loss	16,530,479	16,530,479	—	—	—	87,110
Other financial assets	25,535,420	25,344,363	191,057	—	—	58,410,228
Loans and other financing	3,358,356,788	3,352,145,986	6,209,497	—	1,305	1,691,501,228
Non-financial government sector	3,497	3,497	—	—	—	4,360
Other financial institutions	1,357	1,357	—	—	—	5,858
Non-financial private sector and residents abroad	3,358,351,934	3,352,141,132	6,209,497	—	1,305	1,691,491,010
Other debt securities	41,107,912	41,107,912	—	—	—	94,538,390
Financial assets pledged as collateral	154,794,713	154,794,713	—	—	—	89,192,516
Investments in equity instruments	1,374,295	1,310,020	64,275	—	—	1,013,562

TOTAL ASSETS	7,089,919,179	6,983,713,794	99,197,997	599,767	6,407,621	5,020,810,996

ACCOUNTS	TOTAL	AS OF 12.31.25 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.25	Dollar	Euro	Real	Other	12.31.24

Deposits	6,370,293,191	6,304,656,692	65,636,499	—	—	4,730,063,263
Non-financial government sector	99,147,226	99,136,430	10,796	—	—	118,915,911
Financial sector	4,288,011	4,274,726	13,285	—	—	2,154,764
Non-financial private sector and residents abroad	6,266,857,954	6,201,245,536	65,612,418	—	—	4,608,992,588
Other financial liabilities	216,019,366	206,008,599	7,293,367	—	2,717,400	242,839,531
Financing received from the BCRA and other financial institutions	308,740,126	303,019,656	5,720,470	—	—	57,595,808
Corporate bonds issued	253,939,387	253,939,387	—	—	—	—
Other non-financial liabilities	98,467,831	60,561,743	37,906,088	—	—	101,817,914

TOTAL LIABILITIES	7,247,459,901	7,128,186,077	116,556,424	—	2,717,400	5,132,316,516

The notional amounts of the foreign currency forward, forward transactions and interest rate swaps are detailed in Note 5.

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

-	Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.
-	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity's economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out a sensitivity analysis on the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.25	12.31.24
Closing	1.95%	0.94%
Minimum	0.07%	0.30%
Maximum	2.00%	0.94%
Average	0.32%	0.63%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.25	12.31.24
Closing	5.90%	0.77%
Minimum	0.17%	0.11%
Maximum	5.90%	0.77%
Average	2.86%	0.44%

d)	Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

Changes in LtSCD ratios are summarized below:

	12.31.25	12.31.24
LtSCD Closing	96.00%	88.90%
Maximum	99.10%	88.90%
Minimum	87.30%	57.70%
Average	95.20%	74.60%

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.25	12.31.24
LCR Closing	128%	141%
Maximum	151%	246%
Minimum	107%	137%
Average	129%	176%

Concentration of deposits as of December 31, 2025 and 2024 is exposed in Exhibit H to these consolidated financial statements.

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total contractual amounts to their due date, as of December 31, 2025 and 2024:

	Assets - Exhibit D (*)		Liabilities -Exhibit I (*)
	12.31.25	12.31.24	12.31.25	12.31.24

Up to 1 month	6,189,674,511	3,974,689,749	18,564,919,980	13,797,842,208
From 1 month to 3 months	2,438,165,182	1,976,792,611	1,572,319,370	845,486,258
From 3 months to 6 months	2,584,728,597	1,565,403,247	713,844,450	388,214,630
From 6 months to 12 months	1,904,354,943	1,176,238,609	319,558,795	282,313,868
From 12 months to 24 months	1,954,492,709	1,316,221,532	145,030,623	36,342,203
More than 24 months	3,414,768,250	2,450,183,523	30,985,830	27,322,824
TOTAL	18,486,184,192	12,459,529,271	21,346,659,048	15,377,521,991

(*)The figures of this chart include the amounts for interest accrued and to be accrued. For floating-rate instruments, interest was calculated using the current rate.

In addition, the Bank has issued financial guarantees and credit commitments with the following breakdown by term considering their maturity date as of December 31, 2025 and 2024:

	12.31.25	12.31.24

Up to 1 month	18,104,559,838	15,713,865,712
From 1 month to 3 months	57,849,485	35,411,821
From 3 months to 6 months	69,497,625	31,396,859
From 6 months to 12 months	19,025,685	141,633,595
From 12 months to 24 months	61,370,934	104,586,912
More than 24 months	10,996,922	13,634,235
TOTAL	18,323,300,489	16,040,529,134

The amounts of the Group's financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date, are disclosed below:

Financial assets	12.31.25	12.31.24

Debt securities at fair value through profit or loss	236,759	15,540,263
Loans and other financing	5,369,260,959	3,766,405,055
Other debt securities	6,955,026,594	869,968,449
Financial assets pledged as collateral	52,290,586	33,883,226

Total	12,376,814,898	4,685,796,993

Financial liabilities

Deposits	4,594,063	4,229
Other financial liabilities	32,871,639	31,479,816
Financing received from the BCRA and other financial institutions	101,360,375	23,838,397
Corporate bonds issued	37,190,376	8,342,585
Total	176,016,453	63,665,027

45. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the next Shareholders’ Meeting must apply 49,998,273 of Unappropriated retained earnings to increase the balance of such reserve.
b)	By means of Communication “A” 6464, as amended and supplemented, the BCRA establishes the general procedure for the distribution of earnings. According to such procedure, distributions are allowed only if certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of December 31, 2025 amounts to 211,830,083.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDCOn1).

Pursuant to Communication "A" 8214, the BCRA provided that until December 31, 2025, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in ten equal, monthly and consecutive installments (as from June 30, 2025 and not before the next to last business day of the following months). In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting or as of the payment date of each installment, as applicable. Subsequently, by means of Communication "A" 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of the provisions of Communication "A" 8214, should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 26, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 32,908,378 (94,270,211 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (377,080,843 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (667,608,056 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends amounting to 264,227,685 (667,608,056 in restated amounts).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (667,608,056 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA. If they opted for the subscription of BOPREAL, the payment was made in Argentine pesos unless they had stated their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it was paid in Argentine pesos unless they had stated their intention to receive the T5X4 bond. Resident shareholders were not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 70,648,487 (92,936,708 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
–	To earmark 282,593,950 (371,746,831 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Optional Reserve for future distribution of earnings.
–	To earmark 89,413,163 (117,621,440 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 89,413,163 (117,621,440 in restated amounts).

On May 12, 2025, the BCRA approved the distribution of 89,413,163 (117,621,440 in restated amounts), which were paid as established by Communications “A” 8214 and “A” 8235:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA.

If they did not opt for the subscription of BOPREAL, the payment to nonresident shareholders will be made in Argentine pesos.

–	Resident shareholders: payment to resident shareholders will be made in pesos.

The payment in BOPREAL was made on June 25, 2025, as of the date of publication of these financial statements, 9 out of 10 installments were paid to resident shareholders, according to the following schedule:

YEAR 2025 / 2026
Installment No.	Cut-off Date	Payment Date	Thousands of pesos
1	June 25, 2025	June 30, 2025	3,387,108
2	July 28, 2025	July 31, 2025	3,441,942
3	August 26, 2025	August 29, 2025	3,507,392
4	September 25, 2025	September 30, 2025	3,573,181
5	October 25, 2025	October 31, 2025	3,647,356
6	November 25, 2025	November 28, 2025	3,732,774
7	December 23, 2025	December 30, 2025	3,825,081
8	January 27, 2026	January 30, 2026	3,933,913
9	February 24, 2026	February 27, 2026	4,047,272

As of December 31, 2025, the amount of 11,801,738 recorded under Other non-financial liabilities represents the remaining dividends payable as approved by the Shareholders’ meeting for fiscal year 2024.

46. Restricted assets

As of December 31, 2025 and 2024, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	12.31.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	-	7,726

Total	-	7,726

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 1,201,782,275 and 609,025,348 as of December 31, 2025 and 2024, respectively (see Note 10).

47. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 9.6486% share of the corporate stock as of December 31, 2024 (BCRA Communication “B” 12955).

As of December 31, 2025 and 2024, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 23,871,317 and 14,383,350, respectively.

48. Minimum cash and minimum capital requirements

48.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.25	12.31.24

Balances at the BCRA

BCRA - Current account not restricted	2,165,865,584	996,656,856
BCRA - Special guarantee accounts - restricted (Note 10)	347,046,379	278,581,901

	2,512,911,963	1,275,238,757

Government securities in pesos – At fair value through OCI (1)	2,384,960,753	2,634,765,198
Government securities in pesos – At amortized cost (1)	583,978,156	210,350,998

TOTAL	5,481,850,872	4,120,354,953

(1) See detail of securities considered (identified with (1)), as of December 31, 2025, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

48.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – On a consolidated basis	12.31.25	12.31.24

Credit risk	(1,374,859,632)	(953,336,529)
Operational risk	(55,753,191)	(334,047,946)
Market risk	(5,092,953)	(3,296,094)

Paid-in	3,047,646,503	3,024,195,815

Surplus	1,611,940,727	1,733,515,246

49. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds (AAPICFCI) under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of December 31, 2025, it amounts to 803,259. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 401,630, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2026 as of December 31, 2025 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 968,315, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of December 31, 2025, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On April 30, 2025, this subsidiary was registered by the CNV as a comprehensive settlement and clearing agent (ALyC) under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013), under No. 2,474. Consequently, it must have a minimum shareholders’ equity equivalent to 470,350 UVA adjustable by CER – Law No. 25,827 and a minimum liquid amount earmarked for the contra account of fifty percent (50%) of the minimum shareholders’ equity, which was paid in as detailed in the preceding paragraph. In the particular case of the Company, the minimum shareholders’ equity required to act as comprehensive settlement and clearing agent is higher, and to this, 50% of the minimum shareholders’ equity required to act as AAPICFCI is added, resulting in a total minimum shareholders’ equity of 765,175 UVA, which is lower than the Bank’s shareholders’ equity.

In accordance with the foregoing, the subsidiary complies with both requirements as of the date of presentation of these consolidated financial statements.

50. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

51. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2025 and 2024, the assets of Diagonal Trust amount to 2,427 and 3,193, respectively, considering their recoverable values.

Besides, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,495 as of December 31, 2025 and 2024, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 3,451,416 and 3,276,581 as of December 31, 2025 and 2024, respectively, and consist of cash, creditors' rights, real estate and shares.

52. Mutual funds

As of December 31, 2025 and 2024, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 1,709,170,350 and 2,428,518,086, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	12.31.25	12.31.24
FBA Renta Pesos	3,230,239,618	3,398,037,918
FBA Renta Fija Dólar I	202,187,202	116,590,428
FBA Ahorro Pesos	121,400,371	162,218,552
FBA Acciones Argentinas	91,180,401	164,021,603
FBA Horizonte	76,422,762	30,172,758
FBA Bonos Argentina	67,093,732	32,324,980
FBA Money Market Dólar	60,811,417	—
FBA Renta Fija Plus	28,738,302	50,330,175
FBA Renta Fija Dólar Plus I	21,651,251	—
FBA Renta Mixta	14,365,954	23,061,974
FBA Acciones Latinoamericanas	12,948,041	12,536,937
FBA Renta Pública I	10,598,642	7,955,467
FBA Renta Fija Dólar Latam I	145,110	—
FBA Renta Mixta Dólar I	145,106	—
FBA Acciones Globales Dólar I	145,103	—
FBA Bonos Globales	10,447	13,819
FBA Horizonte Plus	10,259	13,496
Money Market Pesos Plus	5,027	—
FBA Retorno Total I	2,285	3,823
FBA Gestión I	353	426
	3,938,101,383	3,997,282,356

53. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

“Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

• “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager at the time of the events () and (ii) an officer of the Area (). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•	BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A.” Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communications “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3), the Operations Manager and primary officer in charge of the entity’s foreign exchange controls, the Deputy Manager of Foreign Trade Transactions at the time of the events, five branch managers, and one corporate regional manager. The procedural status of the case is with the presentation of pleadings. With regard to transactions by individuals, in May the application of the principle of non-retroactivity of the more lenient criminal law was proposed by virtue of Communication “A” 8226 of the BCRA, dated April 11, 2025 and the case is now pending resolution.

•	“BBVA ARGENTINA S.A. Criminal tax summary proceedings filed by the BCRA.” Notified on September 24, 2025, and identified under No. 8,458, related to foreign exchange transactions conducted in alleged violation of the entity’s obligation to verify whether the foreign exchange transactions are genuine and reasonable and, on the other hand, to grant access to the foreign exchange market to prepay obligations to foreign entities more than three business days in advance of their maturity without prior approval from the BCRA, contrary to the provisions of BCRA Communications 'A' 6770. For the sake of subjective connection and procedural economy, the regulatory entity consolidates several cases. The defendants are Banco BBVA Argentina S.A. (30-50000319-3) and the Operations Manager and primary officer in charge of the entity’s foreign exchange controls and the Deputy Manager of Foreign Trade Transactions at the time of the events. The relevant defense briefs were filed.

The Group and its legal counsel believe that a reasonable interpretation of the applicable current regulations was made and do not expect any adverse financial effects in this regard.

54. Capital management and corporate governance transparency policy

I. Board of Directors

According to BBVA Argentina S.A.'s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

Below is a list of the members of the Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history
Lorenzo de Cristóbal de Nicolás	Chairman

Business experience: Head of the Options Desk at Bank of America in Madrid, he held several executive positions at BBVA, such as: Head of Global Portfolio Management; Director of Market Risks; Head of Guaranteed and Quantitative Funds and Director of Investment at BBVA Asset Management.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Regular Director at FCA Compañía Financiera S.A.; Board of Directors' Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; Member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ignacio Javier Lacasta Casado	2nd Vice-Chairman

Business experience: Board Chairman at BBVA Forum (Sociedad de Crédito de Consumo Chile); Vice-chairman at BBVA Perú, BBVA Provincial (Venezuela) and BBVA Chile and Director at BBVA México. He served several executive positions at BBVA, namely: Business Monitoring Responsible Officer, Assistant General Director, Retail Banking Manager and Country Manager at BBVA Chile.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; Member of the Management Committee at BBVA Argentina S.A; Advisor to the Chair and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ernesto Mario San Gil	Regular Director

Business experience: Independent Director and Member of the Audit Committee of Ternium Argentina S.A. (former Siderar S.A.); Ad honorem Member of the Strategic Board of the Ministry of Modernization of Argentina; Director of IDEA; Different positions at EY Argentina (former Ernst & Young and former Arthur Andersen) among others, Chief Strategy Officer (CSO), President and CEO, Member of the Executive Committee of the EY South America region, Partner in charge of Transactions, partner specialized in Financial Institutions.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Alberto Mazzolini Casas	Regular Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordination Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, BBVA Group; Financial Staff Country Monitoring, BBVA Group; CFO AdS, BBVA Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Regular Director

Business experience: Chairman at BBVA Seguros Argentina S.A., Vice-chairman at PSA Finance Argentina Compañía Financiera S.A., Regular Director at BBVA Uruguay S.A., Rombo Compañía Financiera S.A., FCA Compañía Financiera S.A. and Alternate Director at Volkswagen Financial Services Compañía Financiera S.A., Chairman of AVIRA; Member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation proceedings). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Fabián Alonso	Alternate Director

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Payment Methods and Consumption; Manager of Strategic Alliances and Products; Marketing Manager; Zonal Manager; and Branch Manager of Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Carlos Eduardo Elizalde	Alternate Director

Business experience: Regional Director of Global Banking Operations Latam at BBVA; General Manager at AL-Rajhi Bank; Free-lance Consultant at Riyadh KSA Buenos Aires; General Manager at Citigroup Miami; Regional Head for Latin America at Citigroup Miami; and Head of Regional Sales at Citigroup Buenos Aires.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Juan Christian Kindt	Alternate Director

Business experience: He served several offices at BBVA Argentina, namely as Business Development Director, Business Execution Manager, Segments and Business Manager, TMKT Commercial Channels and Customer Service Manager, Commercial Banking Financing and Consumer Lending Manager, Metropolitan Southern Area Regional Manager; Buenos Aires Regional Area Manager; and Manager of the Comodoro Rivadavia branch.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up of the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the different areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

-	Implement the strategies and policies approved by the Board.

-	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.
-	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.
-	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.
-	Establish business synergies with the remaining Group companies.
-	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.
-	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
-	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Jorge Alberto Bledel	General Manager	Business experience: Director of Business Development for South America at BBVA Spain; Director of Business Development at BBVA Banco Francés S.A. (BBVA Argentina); Director of Digital Banking and Transformation at BBVA Banco Francés S.A. (BBVA Argentina); Manager of Innovation and Business Models at BBVA Banco Francés S.A. (BBVA Argentina); Manager of Investment Products and Insurance at BBVA Banco Francés S.A. (BBVA Argentina); Manager of Liabilities and Private Banking at BBVA Banco Francés S.A. (BBVA Argentina); Asset Management Manager (BBVA Argentina); Portfolio Manager (BBVA Argentina); Director at Neón (Brazil); Director at Openpay (Mexico); Director at Prisma Medios de Pago; Director at Volkswagen Financial Services Compañía Financiera.

Carmen Morillo Arroyo	Director of Finance

Business experience: Various positions in the holding structure of the BBVA Group: Global Financial Planning & Performance discipline leader; Director of Planning and Management Control of South American Businesses; Manager of Planning and Management Control of South American Banks; Financial Analyst; Manager of Corporate Banking BBVA Spain.

Javier Lipuzcoa Serón	Retail Banking Director	Business experience: He served several positions at BBVA, including Head of European Digital Banking Expansion; Head of Solutions for Open Market Clients; Global Head of Sales Force Solutions; Head of Platform Implementation and Planning; Head of Global Architecture and IT Innovation; and Head of Strategy and Control, Global Architecture and IT Innovation. He was a member of the advisory board at Datio Big Data. Prior to joining BBVA, he worked at McKinsey & Company, where he held several positions.
Vanesa Bories	Talent & Culture Director	Business experience: Head of Compensation, Organization, Administration, Payroll and SAE, in the Talent and Culture Department; Head of the Country Manager's Office; Head of Investor Relations and Planning; Head of Business Intelligence; Head of Management Schemes and Network Analysis in the Business Development Management of the Commercial Department; she started as a young professional in the Engineering Area; all of these roles held at BBVA Argentina.
María Verónica Incera	Corporate & Investment Banking Director	Business experience: Head of Global Clients at BBVA USA, with corporate governance responsibilities for BBVA's NY Branch; Industry Banker for Consumers. Prior to joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.
Leandro Álvarez	Engineering and Data Director	Business experience: Head of Solutions Development in the Business Development Department at Banco BBVA Argentina S.A.; Deputy Manager of Channels & Application Architecture at Banco BBVA Argentina S.A.; Regional Manager for Latin America of the technological replacement of the systems of the offices of the banks where BBVA has been present (BBVA Aplica SA); Deputy Manager of Channels and Markets at BBVA Francés.

Gerardo Fiandrino	Risks Director

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, PSA Finance Argentina Compañía Financiera S.A.; Alternate Director, FCA Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Pablo Hernán Jordán	Corporate Banking Director	Business experience: Business Coordination Manager, North Territory Director, Capital Commercial Manager, Litoral Commercial Manager, Retail Banking Territory Deputy Manager, Central Office Manager, Downtown Branch Manager, Coronel Díaz Branch Manager, Territory Commercial Assistant, VIP Banking Officer and Business Executive, all positions at BBVA Argentina.
Eduardo González Correas	Legal Services Director	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.
Beatriz Francia Guerrero	Internal Control and Compliance Director	Business experience: Head of Regulation, Internal Control and Compliance at BBVA Uruguay; Head of the Customer Compliance Discipline and former Head of the Customer Compliance sub-unit, in the Global Compliance Unit, within the Regulation and Internal Control Area; Head of the Regulatory and Technical Compliance team at Centro de Bastanteos, Oficios y Testamentarias, all of these roles held at BBVA Spain.

IV.	Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity's common shares as of December 31, 2025, by each entity that, to the best of our knowledge, owns more than 5% of our common shares. These entities do not have different voting rights.

	Common shares as of
	December 31, 2025
Shareholder	Amount	Class percentage
Banco Bilbao Vizcaya Argentaria S.A. (1)	245,154,707	40.01
BBV América S.L. (2)	160,110,585	26.13
The Bank of New York Mellon (3)	97,424,004	15.9
ANSES (Argentine Social Security Office)	47,967,273	7.83

1.	The shareholdings of Banco Bilbao Vizcaya Argentaria S.A., BBVA América S.L. and Corporación General Financiera S.A. (0.41%) amount to 66.55% of the total shares of BBVA Argentina.
2.	BBV América S.L. is controlled by BBVA.
3.	As an agent holder of ADSs.

V.	Organizational structure

General Organizational Structure

BBVA
Creating Opportunities

GENERAL MANAGER
Jorge Bledel
STRATEGY AND CHAIR CABINET
Balen Staudenmann
CORPORATE BANKING
Hernán Jordán
RETAIL BANKING
Javier Lipuzcoa
INTERNAL AUDIT
Ana Karina Ortiz Cuellar
CORPORATE & INVESTMENT BANKING
Verónica Incera
ENGINEERING & DATA
Leandro Alvarez
FINANCE
Carmen Morillo Arroyo
TALENT & CULTURE
Vanesa Bories
RISKS
Gerardo Fiandrino
INTERNAL CONTROL & COMPLIANCE
Beatriz Francia
INSTITUTIONAL RELATIONS
Hernán Carboni
RESEARCH
Marcos Dal Bianco
LEGAL SERVICES
Eduardo González Correas

VI.	Committees of the Board of Directors

a) Joint Audit Committee (CNV / B.C.R.A.)

The Joint Audit Committee of BBVA Argentina shall be responsible for assisting the Board of Directors in monitoring the internal control environment and validating the existence and improvement of controls covering the Bank's main risks, financial statements, external auditors, directors' fees, transactions with related parties and conflicts of interest.

It has internal regulations that regulate its purpose, composition, operation and responsibilities. Said regulations have been approved by the Board of Directors at its meeting dated June 29, 2021.

Composition:

The Audit Committee shall be composed of at least three (3) Regular Members who are members of the Entity's Board of Directors, with the participation of the top responsible officer of Internal Audit. The members shall operate as a collegiate body and shall be appointed by the Board of Directors by simple majority vote. The Director of Legal Services shall act as Secretary of the Committee.

The appointed members shall remain in office for a minimum term of two (2) years and a maximum of six (6) years (provided that their term as Director does not expire earlier), taking into account that the term of office should not coincide, so that the Committee is always composed of an executive with experience in the matter. The term of office may be renewed on an unlimited basis as long as the Director is independent in accordance with BCRA rules.

The composition of the Committee must comply with the independence criteria established by the Argentine Securities Commission ("CNV"), the New York and Stock Exchange ("NYSE") and the Argentine Central Bank ("BCRA").

The appointment of the members of the Committee, as well as any modification in its composition, whether due to resignation, leave of absence, incorporation or substitution of its members, or any other cause, once considered by the Board of Directors, must be communicated by the Entity to the BCRA, CNV and NYSE within the terms established in the regulations in force.

The directors who are members of the Audit Committee shall have knowledge of business, financial or accounting matters, and one of them must comply with the requirements of accounting expert established in Communication "A" 6552 of the BCRA.

Duties:

It shall meet at least once a month and, additionally, whenever its members deem it convenient.

The Committee may operate with the members present or communicated among themselves by video teleconference or by any other means of simultaneous transmission of sound, images and speech. For the purpose of determining the quorum, the directors present and those participating remotely through the technological means specified above shall be counted.

In order to hold a valid meeting, the quorum required shall be at least two members of the Audit Committee. In all cases, decisions shall be adopted by a simple majority of the members present, and the dissenting opinion shall be recorded.

The head of Internal Audit participates in the meetings and deliberations of the Committee with voice but without vote.

The main functions are:

1. Internal Control Environment and Financial Statements:

1.	Monitor the proper functioning of internal controls and the preparation and publication of the administrative-accounting system.
2.	Ensure the consistency and integrity of all documentation that is published in the market.
3.	Review and approve the annual work program and the reports issued by the Entity's internal audit area, as well as its degree of compliance, ensuring that it has adequate resources to perform its duties and functions in the Entity.
4.	Evaluate the observations on the internal control weaknesses found by the auditors and by the controlling bodies.
5.	Submit to the Board of Directors, at the time of publication of the year-end financial statements, a report on the status of the internal control system.
6.	Know and supervise the internal control environment and the controls covering the main risks to which the Bank is exposed.
7.	Hold meetings with the General Management area in order to be informed about the Bank's exposure to the relevant risks.
8.	Be informed of the results of the reports issued by the Supervisory Committee of the Bank and the different control committees established by the Argentine Central Bank in compliance with their duties.

2. Internal Audit:

In relation to the Internal Audit function:

1.	Propose to the Board of Directors the selection, appointment, re-election and dismissal of the top responsible officer of Internal Audit, based on the candidates pre-selected within the executive area by the Talent & Culture area.
2.	Supervise the independence, effectiveness and operation of Internal Audit.
3.	Analyze and establish the objectives of the top responsible officer of Internal Audit and evaluate his/her performance, submitting the proposal thereof on both matters to the Nomination and Remuneration Committee to ensure alignment with the compensation model applicable at all times to Senior Management, submitting the corresponding proposals to the Board of Directors.
4.	Ensure that the Internal Audit area has the material and human resources necessary for the effective performance of its functions, both in terms of personnel and material elements, systems, procedures and action manuals.
5.	Analyze and, as the case may be, approve the annual work plan of Internal Audit, as well as any other additional plans of an occasional or specific nature that may have to be implemented due to regulatory changes or the needs of the Bank's business organization.
6.	Receive monthly information from the top responsible officer of Internal Audit on the activities carried out by the Internal Audit area, as well as on any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations contained in its reports. Likewise, as often as circumstances may require, to monitor these plans, being allowed to delegate to its Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the deadlines for the execution of the actions contemplated in the plans, or in the scope of the reviews, the causes thereof shall be explained to the Committee, submitting for its approval the modifications to be made to the Internal Audit plans. Notwithstanding the foregoing, the top responsible officer of Internal Audit shall also report to the full Board of Directors, as often as appropriate, on the activities carried out by the Internal Audit area.

7.	Be informed of the degree of compliance by the audited units with the corrective measures recommended by Internal Audit in previous actions, and report to the Board of Directors on those cases that may represent a relevant risk for the Bank.

The Committee shall be informed of the irregularities, anomalies or breaches that the Internal Audit area has detected in the course of its actions, provided that they are relevant, being understood as relevant those that may cause a significant and material impact or damage to the Bank's equity, results or reputation, the assessment of which shall be at the discretion of the Internal Audit area, which, in case of doubt, shall opt for communication. This communication shall be made, as soon as known, to the Chairman of the Committee.

3. External Audit:

1.	Give its opinion regarding the proposal of the Board of Directors for the appointment or revocation of the external auditors to be hired by the Bank and ensure their independence.
2.	Review the plans of the external auditors and evaluate their performance, and issue an opinion thereon in its Annual Management Report.
3.	Analyze the reasonableness of the fees billed by the external auditors.
4.	Request the external auditor to inform the Committee of any relevant fact that has a significant impact on the Entity’s equity, results, or reputation, or constitutes a relevant weakness in its internal controls.
5.	Provide the mechanisms so that the reports to be submitted by the external and internal auditors of the financial entities are submitted in due time and form.
6.	When shareholders representing at least 5% of the capital stock request the Bank to appoint an external auditor proposed by them for the performance of one or more specific tasks, the Audit Committee shall issue a prior opinion and shall inform the CNV.

4. Issuance and Stock Plans and Acquisition of Own Shares and Directors' Fees:

1.	Issue an opinion and make it public, on compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or securities convertible into shares, in cases of capital increase with exclusion or limitation of preemptive rights.
2.	Issue a report prior to any decision of the Board of Directors to acquire the Bank's own shares.
3.	Give an opinion on the reasonableness of the proposals made by the Board of Directors regarding fees and stock option plans of the Bank's directors and administrators.

5. Related Party Transactions and Conflicts of Interest:

1.	Ensure that transactions between related parties are carried out in accordance with the provisions of Law No. 26831, issuing a well-founded opinion regarding transactions with related parties in the cases established and specifically required.
2.	It shall immediately provide the market with full information on transactions in which there is or could be a conflict of interest with members of the corporate bodies or controlling shareholders.

6. Standards of Conduct:

1.	Investigate irregular behavior or behavior that may not be in accordance with applicable regulations or BBVA Argentina's Codes of Conduct.
2.	Review the Bank's standards of conduct, to ensure that they are adequately disseminated among all the Bank's personnel and verify compliance with such standards of conduct.

7. Action Plan and Relationship with Regulators:

1.	Submit annually, an action plan for the fiscal year, which shall be submitted to the Board of Directors and the Supervisory Committee within sixty (60) calendar days after the beginning of the fiscal year, in which it shall account for the treatment given during the fiscal year to the matters within its competence provided for in Article 18 of Chapter III of the CNV Rules.
2.	Maintain constant communication with the officers of the Superintendency of Financial and Exchange Entities responsible for the control of the Entity in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.

b) Nomination and Remuneration Committee

BBVA Argentina's Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of directors, key executives and senior personnel.

Composition:

BBVA Argentina's Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Duties:

The Nomination and Remuneration Committee shall perform the following functions:

1.Permanent functions:

Board of Directors' Performance, Succession Plan, and Assessment

•                  Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.

•	Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Annual Shareholders’ Meeting.
•	Approve recruitment criteria for senior management members.
•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.
•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.
•	Assess the convenience of the members of the Board of Directors and/or supervisory auditors performing functions at several Entities.

Remuneration, Retention, and Dismissal Policy

•	Keep the Board of Directors informed on the Entity's Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.

•	Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.
•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.
•	Oversee that the variable portion of Senior Management’s compensation is tied to the medium and/or long-term performance of their members.
•	Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.
•	Define and communicate key staff retention, promotion, dismissal and suspension policies.
•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.
•	Inform the guidelines to determine retirement plans for Board of Directors' and Senior Management's members.

Reporting to the Board of Directors and Shareholders' Meetings

•	Regularly report to the Board of Directors and Shareholders' Meeting on any actions undertaken and the issues discussed in the meetings.
•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.
•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).
•	Intervene in cases of infringement to the General Anticorruption Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.
•	Intervene in cases of infringement to the General Conflicts of Interest Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

Organization Chart

•	Learn about changes in the Entity's Organization Chart made from time to time by the Talent & Culture area.
•	The Board of Directors shall appoint the General Manager, following consultation with this Committee.
•	Notify the Board of Directors of the appointment of: (i) each area's Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

2. Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee's members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Annual Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank's remuneration policy for Board of Directors' and Senior Management's members.

c) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up of: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director, (iv) the Officer responsible for Compliance Processes and (v) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;
•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;
•	Evaluating the potential risk of asset laundering in the new products and/or services;
•	Reaching an agreement on actions for the analysis of suspicious transactions;
•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;
•	Identifying any relevant situation that may occur in this regard in their respective areas;
•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of two members of the Board, the Chief Engineering & Data Officer, the Systems Manager, the Architecture, IT Manager, the Corporate Security and Financial Crime Prevention Hub Manager, the Business Process Engineering Manager, the Data Transformation and Engineering Manager, the Strategy and Control Manager, the Operations (Permanent Participants) Manager and the Level 3 (NIII) of Technology, Physical, Information and Data Security Risk Control Specialist (Secretary).

Specifically, this Committee shall be in charge of:

•	Monitoring and evaluating the operation of the information technology management framework and contributing to the improvement of its effectiveness.
•	Monitoring and evaluating the operation of the information security management framework and its effectiveness.
•	Overseeing the definitions, prioritization and adherence to information technology and security plans.
•	Overseeing the effectiveness of the business continuity management framework and mechanisms to ensure technology resilience.

•	Supervising the execution of corrective actions to regularize or minimize the observations arising from the audit reports on technology and information security aspects.
•	Monitoring the results of the risk management framework related to technology and information security and verifying that the mitigation plans are executed according to the defined schedules.
•	Overseeing comprehensive cyber incident management and associated reporting.
•	Keeping the Board of Directors informed of the issues discussed and the decisions taken.
•	This committee assumes the functions established in section 2.5 of the minimum operating requirements of the information systems - Information Technology area.

3) Disclosure Committee

The mission of this non-executive Committee will be enhancing the coordination between the several areas engaged in the development and disclosure of BBVA Argentina's public information, thus enhancing its consistency, while fostering the definition of preparation procedures as an additional control element. This Committee is composed of the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Deputy Manager of the Board of Directors’ Secretary’s Office, the Accounting Manager, the Investor Relations and Financial Administration Manager, and the Investor Relations Front Manager I.

The main functions of this committee are:

•	Developing coordination, review and criteria-setting activities in connection with all information to be disclosed by the Entity to its shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities, ensuring that: (i) the information required to be publicly disclosed (either directly or through the pertinent regulatory authorities) is registered, processed, summarized and reported in an accurate and timely fashion, and (ii) that such information is gathered and shared with managers and directors in due time and fashion to ensure timely decision-making based on the required information.
•	Coordinating with the several units responsible for the preparation and disclosure of information to ensure consistency and that the information has been generated by the pertinent internal area following the established procedures.
•	Reviewing and sharing the work done, together with the incumbent areas, to ensure disclosure by the Bank of all such information required by the several regulatory authorities and/or applicable laws. This Committee's functions do not replace the existing controls at the units responsible for preparing and publishing the information, but are rather a supplementary and additional review element.
•	Establishing the criteria to be applied in respect of the content and disclosure of documents. In order to ensure that the committee discharges its duties efficiently, it fosters the development of policies and procedures to ensure an appropriate public information preparation and disclosure process.

A quorum shall be attained with the absolute majority of the Committee’s members, and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It comprises the Chief Risk Officer (Chairman), Risk Internal Control Manager, Retail Risk Manager, Wholesale Risk and Sustainability Manager, the Financial Risk and Reporting Manager, the Collections Manager (permanent participants); the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or the Coverage & Sustainability Manager for Argentina and the Corporate Banking Director and/or the Corporate Strategy, Performance, Coordination and RCA Manager, the Retail Banking Director and/or the responsible officer of Retail Network and SMEs, the Internal Control and Compliance Director (optional participants or to address specific issues); the officer responsible of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•	Approving Customers’ transactions exceeding the powers vested in Retail Risks and/or Recoveries Management.
•	Approving individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.
•	Approving the transactions of the Retail Portfolio (risks related to media, public relevance, political parties’ officers, trade unions or companies related to the Bank or its officers).
•	Discussing the power delegation proposal which will then be submitted to the Board of Directors for approval.
•	Annually approving the Risk Management Specific Framework and periodically following up on the changes in the metrics set in such framework.
•	Defining and approving the necessary manuals, rules, practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).
•	Approving rating tools and models, and campaigns of pre-approved loans or massive campaigns.
•	Considering proposals regarding: Strategic regulations (guidelines relating to regulatory development and governance, risk appetite, the specific risk management framework, remediation, ICAAP, and the recovery plan); policies governing first-line risk management; delegation frameworks (establishing criteria related to delegation and decision-making authority); or stress test results, which will subsequently be submitted to the Board of Directors for approval.
•	Calling the Crisis Committee, if deemed necessary.
•	Escalating to the Board of Directors such matters as may be required by the local regulatory entity.
•	Submitting and analyzing periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the Entity.
•	Approving, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).
•	Monthly reviewing actions as per the methodology set out in IFRS 9.
•	Ensuring the promotion of the risks culture.
•	Approving temporary powers for a period of 30 days, which shall then be ratified by the Board of Directors.
•	Approving the portfolio sale processes and the results thereof and liquidation of assets pledged as collateral.
•	Carrying out a semiannual follow-up of any requirements that may arise from the RMC.

The Committee shall be presided of the Chairman (Chief Risk Officer) and shall have a Secretary (Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks and Reporting Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5) Risks Committee

The Risk Committee is established to advise the Board of Directors on matters relating to the proper oversight and approvals within its purview concerning the management of the various types of risks assumed by BBVA Argentina in the ordinary course of its business. This is in line with best practices in corporate governance and, in particular, in compliance with the regulations of the Argentina Central Bank (BCRA) and the principles established in this regard by the BBVA Group. The Committee is composed of a minimum of two and a maximum of three directors, the majority of whom must have experience in risk management matters and practices; the Chief Risk Officer, who will attend with voice but without vote; and the Chief Internal Control and Compliance Officer.

Its main functions are:

• Reviewing and proposing the Annual Risk Appetite Framework, which must include the Risk Appetite Statement in qualitative terms and its quantitative translation based on a set of risk indicators.

• Establishing the policies and regulations on risk management matters that fall within the scope of the Board of Directors, ensuring their proper dissemination among the management bodies and their periodic review and updating.

• Ensuring that the Bank has the appropriate means, systems, structures, and resources to comply with its principles in this area.

• Formally and periodically monitoring the Bank’s risk profile to ensure that its evolution and trends are consistent with the objectives set by the Board of Directors or, otherwise, that appropriate measures are being taken to redirect them.

• Monitoring the activities of Senior Management with respect to the management of credit, market, liquidity, operational, structural, concentration, and reputational risks, among others.

• Proposing to the Board of Directors the tolerance levels for each type of risk and monitoring compliance with the action plan related to the “Guidelines for Risk Management in Financial Institutions” issued by the BCRA.

• Reviewing the preliminary ICAAP report (Internal Capital Adequacy Assessment Process report).

In this regard, it is the responsibility of the Risk Committee to ensure the proper management of the following risks:

• Credit.

• Liquidity.

• Market.

• Structural – Interest Rate.

• Operational.

• Concentration.

Within and in respect of these risks, the Risk Committee shall perform its functions of analysis, review and oversight in order to provide appropriate support and assistance to the Board of Directors, thereby ensuring that the Board can fulfill its objectives in this area and its related responsibilities, including with respect to natural and legal persons indirectly related through them.

The Risk Committee shall have a Secretary, who may be the Board Secretary or such other person as the Board may designate. The Committee shall meet on a bimonthly basis. Additional meetings may be convened as required by circumstances, at the request of any of its members.

6) Corporate Assurance Committee

This Committee is comprised of the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.
•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.
•	Setting priorities as to control weaknesses identified by the specialized areas and Internal Audit and as to the suitability, relevance and timing of the proposed corrective measures.
•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.
•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.
•	Timely follow-up to the agreed-upon risk mitigation action plans.
•	Communicating the actions taken to specialists and Business Units.
•	Fostering knowledge on the Operational Risk Model, as well as the dissemination of related corporate policies.
•	Addressing and making decisions regarding Operational Risks, as required, due to the materiality or importance of the issues involved.
•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina's activities.
•	Overseeing the adequate deployment of the model tools and methodology.
•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina's and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

7) Compliance Committee

This committee is composed of: (i) the top responsible officer of Internal Control and Compliance; (ii) the General Manager; (iii) the Chief Corporate Banking Officer, (iv) the Chief Retail Banking Officer, (v) the Chief Legal Officer, (vi) the Chief Financial Officer, (vii) the Chief Risk Officer, and (viii) the Chief Internal Audit Officer, who will attend meetings as observer with voice but no votes.

The main functions of this committee are:

•	Setting action plans and continuously reviewing their progress;
•	Contributing to preserve the Corporate Integrity of BBVA Argentina and Group companies in Argentina, ensuring the effective application of the Code of Conduct and the Rules of Conduct in the Capital Markets.
•	Encouraging and promoting a culture of ethics and integrity among members, encouraging the adoption of the necessary measures to resolve queries, concerns, suggestions regarding compliance with and application of the Code, as well as ethically questionable actions that may be brought to its attention.
•	Promoting and following up on the operation and effectiveness of the Whistleblower Channel. Reviewing the most representative cases.

•	Ensuring compliance with the provisions on the Protection of Financial Services Users, considering the claims submitted by users and adopting actions to reduce their repetition.
•	Assuming the necessary commitments and agreeing on actions to carry out the prevention systems, in coordination with the Head of Prevention of Money Laundering and Financing of Terrorism
•	Fostering action plans to train and raise awareness about the importance of being acquainted with matters concerning the scope of the Committee.

This Committee will meet on a monthly basis.

8) Assets and Liabilities Committee (ALCO)

This committee is composed of: (i) the Chief Executive Officer; (ii) the Chief Retail Banking Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Corporate Banking Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Financial Management Manager (Permanent Participants), (viii) the BBVA Research Director, and (ix) the Financial Risk and Reporting Manager (Guests).

The main functions of this committee are:

•	Follow-up to macroeconomic variables;
•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;
•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels;
•	Defining corrective measures, as necessary;
•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;
•	Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;
•	Establishing the funding strategy and the allocation of resources;
•	Defining the pricing policy and lending and borrowing products;
•	Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;
•	Designing the investment and surplus strategy;
•	Defining the strategy of investment in Public Venture Capital;
•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;
•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;
•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;
•	Enforcement and implementation of contingency and liquidity plans;
•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

9) Corporate Integrity Management Committee

The Corporate Integrity Management Committee of Banco BBVA Argentina is structured as an executive body.

Its purpose is to promote and monitor global and local initiatives, including proposals for mandatory training, aimed at fostering and promoting a culture of ethics and integrity among members of the Group and its most significant stakeholders, as well as to periodically assess the effectiveness and operation of the Code of Conduct.

This committee is composed of: (i) the top responsible officer of Internal Control and Compliance; (ii) the General Manager; (iii) the Chief Corporate Banking Officer, (iv) the Chief Retail Banking Officer, (v) the Chief Corporate and Investment Banking Officer; (vi) the Chief Legal Officer, (vii) the Chief Financial Officer, (viii) the Chief Risk Officer, (ix) the Chief Talent and Culture Officer, (x) the Chief Institutional Relations Officer, (xi) the Chief Engineering and Data Officer, and (xii) the Chief Internal Audit Officer, who will attend meetings as observer with voice but no votes.

Its main functions are:

• Reviewing, at least annually, the content of the Group’s Code of Conduct and, where appropriate, promote its update.

• Ensuring the consistent application of the Code of Conduct across the BBVA Group.

• Proposing or evaluating policies and procedures for the implementation of the Code of Conduct.

• Establishing general criteria for authorizing the management of personal and family matters and business, the performance of charitable activities, teaching or knowledge dissemination, or any other activities by individuals performing management functions.

• Implementing general criteria for exemptions from compliance with specific provisions of the Code.

• Approving exceptions to the prohibition, set forth in the Internal Audit Area’s Conflict of Interest Prevention Policy, on the transfer of an auditor to an area that the employee has audited during a specified period of time.

• Approving exceptions to the prohibition on directly hiring former employees (or companies controlled by them) as suppliers, as set forth in the procedure regarding the Criteria for Hiring Former Employees as Suppliers.

• Promoting the adoption of measures and mechanisms necessary to address: (i) inquiries, concerns, or suggestions regarding compliance with and application of the Code, and (ii) ethically questionable conduct that has acquired a corporate dimension due to its frequency, relevance, or significance.

• Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel at the local level and to propose updates or revisions to the Global Committee when appropriate.

The committee meets on a semiannual basis.

10) Internal Control and Compliance Committee (IC&C)

The purpose of the Internal Control and Compliance Committee (IC&C) is to support the decision-making process of the Chief Internal Control and Compliance Officer with respect to relevant decisions within the area, with the aim of ensuring traceability of such decisions and of the opinions and challenges that the Committee members may contribute.

This committee is composed of: (i) the top responsible officer of Internal Control and Compliance; (ii) the Head of Compliance; (iii) the Head of Non-Financial Risks; (iv) the Head of Risk Internal Control; (v) the Head of Strategy, Development and Data; (vi) the Engineering RCS; (vii) the Finance RCS; (viii) the Legal RCS; and (ix) the Strategy and Development Manager, who serves as Secretary of the Committee.

Its main functions are:

• Approving management indicators and limits and their corresponding thresholds regarding non-financial risks and compliance, in accordance with applicable regulations and corporate guidelines issued in this area, prior to their submission to the defined governing bodies.

• Monitoring breaches of thresholds of the defined non-financial risk metrics and the issues escalated to this forum, as well as the corresponding action plans.

• Supporting the Head of Internal Control and Compliance in approving the strategy and plans of the area, as well as the allocation of the resources necessary for their implementation in the delegated matters, and proposals for resource allocation where such authority has not been delegated. Among others:

o	Approving the strategy and plans of the area.
o	Approving the proposed budget of the area as a contribution to the Bank’s budget.
o	Approving the prioritization of projects within the area’s portfolio.
o	Approving internal regulations of the area and, where appropriate, proposing internal regulations to other areas.

This committee meets on a monthly basis.

VII.	Banco BBVA Argentina S.A.'s subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

Subsidiaries:

a)	BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.
b)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
c)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 2.2.
d)	Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.
e)	FCA Compañía Financiera S.A., whose purpose is to provide financing through pledge loans for the purchase of new and used passenger vehicles and light commercial vehicles of the Fiat, Jeep, and Ram brands; wholesale financing to the network of dealers, distributors, and authorized service workshops of the Fiat, Jeep, Ram, and MOPAR brands; as well as other financial products and services associated with such purchases.

Associates:

f)	Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
g)	BBVA Seguros Argentina S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

VIII.	Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 234 branches distributed as follows: City of Buenos Aires: 72 branches; Greater Buenos Aires: 81 branches and rest of the country: 81 branches.

IX. Business lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.   Economic incentives for the personnel

Banco BBVA Argentina S.A. applies a policy of rewards to attract and retain the proper individuals for each position, based on the following principles:

-	Acknowledgement and compensation based on individual performance, work team, results obtained and their quality, as well as the skills and competences applied by individuals to their work.

- Ensuring internal fairness through structure analysis, descriptions of positions and remunerations.

- Ensuring external competitiveness by updating the information with the benchmark market.

- Rewarding the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed as well as a variable remuneration system.

In order to comply with such principles, the Entity has implemented the following tools within the remuneration processes:

- Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.

- Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges grouping positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of their performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby a manager assesses the capabilities of each team member to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills, and the commitment of the team member.

Each employee has access to various rewards based on their work position and the results of their performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-	Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.

-	Reward model for Central Areas, Channels and Network support: It consists of a yearly variable payment assigned to each employee by the supervisor, taking into consideration their performance evaluation and the position's reference reward. Additionally, variables related to the attainment of the Entity's goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.
-	Commissions reward model: The value of the commission depends on the unit value of each product based on its contribution to the Entity's profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.
-	Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee's individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The payment, both in cash and shares, shall be distributed as follows: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay taxes on the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina's employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI. Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.               Conflict of interest

On November 24, 2020, the Board of Directors approved the General Conflicts of Interest Policy at BBVA Argentina and other affiliates in Argentina.

The Policy contains the following principal guidelines: (i) it determines the scope of application; (ii) it sets forth the general principles, (iii) it identifies conflicts of interest; and establishes the measures for preventing and handling conflicts of interest; (iv) it regulates the conflicts of interest of members of the management board; and (v) it provides the model of government and supervision of this Policy.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he/she sits, are in session to discuss the matters in which he/she might have a direct or indirect interest or which might affect persons related to him/her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional, or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids, and on an arm’s length basis.

XIII. Diversity and inclusion

On September 4, 2020, the Argentine Central Bank (“BCRA”) issued Communication “A” 7100, incorporating gender equality criteria to its "Corporate Governance Guidelines for Financial Institutions" as best corporate practice for the composition of financial institutions' governance bodies.

Within the “General Considerations” section of the "Corporate Governance Guidelines for Financial Institutions,” the Argentine Central Bank incorporated the following concepts: (i) gender equality, as a “guideline that seeks to achieve equal participation of men and women in decision-making roles at the workplace and to ensure the right to equal opportunities and non-discrimination based on gender;” and (ii) managing with gender equality, such as “developing gender-equality conditions though policies and affirmative actions.”

As stated in Communication, a good corporate governance practice is ensuring that entities' boards of directors are made up considering gender equality, to foster discussion and enrich the decision-making on strategies, policies and risks assumed.

Furthermore, the communication recommends that financial institutions: (i) select and, where necessary, replace their main executives and have an appropriate succession plan in place so that candidates meet the eligibility requirements to run the Entity, taking into account gender equality; and (ii) approve, watch and review the design and operation of their personnel's compensation plan and, if applicable, their personnel's incentive plans, according to applicable laws and considering gender equality, ensuring that they are implemented accordingly.

Besides, the boards of directors of financial institutions will be tasked with new functions, such as: (i) approving recruitment policies that foster inclusive and diverse workplaces in terms of gender, geographical origin, age, ethnics, professional experience, family composition, and caring responsibilities, in designating both senior management members and the rest of the entity's personnel; (ii) approving gender and gender violence education and training policies; and (iii) fostering mechanisms to manage with gender equality, creating, where necessary, a dedicated area, based on equal opportunities and non-discrimination on the basis of gender, applicable to the several stages of the entity's development.

In this respect, on November 24, 2020, the Board of Directors approved the General Diversity and Inclusion Policy. The policy seeks to establish guidelines that instill a culture of respect for diversity and inclusion, ensuring equal opportunities and contributing to foster a more open culture, based on respect and richness from diverse talents. All who are part of BBVA Argentina are personally responsible for following the procedures established in this policy to ensure diversity, inclusion and non-discrimination in their actions, and for reporting any discriminatory practice. Some of the principles enshrined by this policy include:

1.	Recognizing and appraising diversity at BBVA Argentina as part of its purpose of “bringing the opportunities of this new era to everyone.”
2.	Affording a decent, respectful and equal treatment to all our employees, whether direct and indirect, without regard to their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc., recognizing freedom of speech and equal rights and embracing inclusion.
3.	Favoring inclusion through the full recognition and exercise of people's rights and equality.
4.	Considering diversity in all our actions, crosscutting all our decisions as members of BBVA Argentina, for employees as well as for customers and suppliers.

5.	Appreciating contributions from diverse perspectives, facilitating and encouraging people's development and professional growth.
6.	Facilitating team's balance in terms of work, family and leisure time, fostering actions framed under the Work Better & Enjoy Life umbrella.
7.	Using appropriate language and behaviors at all times without jokes or comments that may be detrimental to people based on their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc.

The Group organizes online training courses and talks on diversity and inclusion addressed to all employees to raise awareness on gender equality and non-discrimination.

55. Subsequent events

Openpay Argentina S.A. – Capital contribution

On February 4, 2026, a capital contribution in the amount of 123,730 was made to Openpay Argentina S.A. This contribution is intended to provide working capital for the conduct of its activities. It should also be noted that, at the Shareholders’ Meeting held on the same date, 123,729,522 common, registered, non-endorsable shares, with a par value of ARS 1 each and one vote per share, were issued in favor of the Bank.

The Bank’s ownership interest did not change and, as of the date of the contribution, remained at 12.51% of the company.

Issuance of the Bank’s Corporate Bonds – Class 40/41/42/43

In February and March 2026, the Bank issued corporate bonds under the following conditions:

Issue Conditions
Class	40	41	42	43
Term	18 months	12 months	24 months	9 months
Currency	US Dollars	Argentine Pesos	Argentine Pesos	Argentine Pesos
Amortization	Bullet	Bullet	5 installments as from the 12th month	Bullet
Payment of interest	Semiannually	Quarterly	Quarterly	Upon maturity

No other events or transactions have occurred between year-end and the date of these consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of December 31, 2025.

56. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.25	12.31.24	no options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities – In pesos

Argentine Treasury Bond Capitalizable in Pesos. Maturity 02-13-2026	9314	81,391,861	1	81,391,861	8,775,833	81,391,861	-	81,391,861
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	69,765,920	1	69,765,920	-	69,765,920	-	69,765,920
Treasury Bill adjusted by Cer. Maturity 11-30-2026	9371	32,016,031	2	32,016,031	-	32,016,031	-	32,016,031
Treasury Bill adjusted by Cer. Maturity 05-29-2026	9363	27,486,650	1	27,486,650	-	27,486,650	-	27,486,650
Argentine Treasury Bond in pesos adjusted by Cer. Maturity 03-312026	9257	23,877,555	1	23,877,555	15,467,671	23,877,555	-	23,877,555
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	16,111,694	1	16,111,694	-	16,111,694	-	16,111,694
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	11,851,905	1	11,851,905	-	11,851,905	-	11,851,905
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-27-2026	9346	9,220,113	1	9,220,113	-	9,220,113	-	9,220,113
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-30-2026	9368	9,152,759	2	9,152,759	-	9,152,759	-	9,152,759
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-29-2026	9333	8,901,455	1	8,901,455	-	8,901,455	-	8,901,455
Argentine Treasury Bond in pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	3,733,466	1	3,733,466	-	3,733,466	-	3,733,466
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-31-2026	9357	2,250,170	1	2,250,170	-	2,250,170	-	2,250,170
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 08-31-2026	9358	1,065,138	1	1,065,138	-	1,065,138	-	1,065,138
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	1,003,704	1	1,003,704	-	1,003,704	-	1,003,704
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026	9319	667,639	1	667,639	-	667,639	-	667,639
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	127,211	1	127,211	-	127,211	-	127,211
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-16-2025	9300	-	1	-	60,015,466	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 31-10-2025	9312	-	2	-	9,754,242	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	5,173,715	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-28-2025	9303	-	1	-	4,229,970	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-15-2025	9308	-	1	-	2,882,428	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,691,922	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	2,659,104	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,526,054	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	2,382,044	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	1,574,020	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	-	1	-	1,344,596	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	591,349	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	274,328	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity -06-302025	9295	-	1	-	186,800	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 4.25%. Maturity 02-14-2025	9179	-	1	-	104,601	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	36,143	-	-	-

Subtotal Government Securities – In pesos		298,623,271		298,623,271	120,670,286	298,623,271	-	298,623,271

Government Securities – In foreign currency

Argentine Treasury Bill in USD Zero Coupon. Maturity 01-30-2026	9354	14,434,761	1	14,434,761	-	14,434,761	-	14,434,761
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	122,660	1	122,660	-	122,660	-	122,660
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	1,796,177	1	1,796,177	87,110	1,796,177	-	1,796,177

Subtotal Government Securities – In foreign currency		16,353,598		16,353,598	87,110	16,353,598	-	16,353,598

Private Securities – In pesos

Corporate Bond Arcor in pesos Series 3. Maturity 12-15-2026	59072	314,022	2	314,022	-	314,022	-	314,022

Subtotal Private Securities – In pesos		314,022		314,022	-	314,022	-	314,022

Private Securities – In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 in USD. Maturity 06-03-2028	59037	176,881	2	176,881	-	176,881	-	176,881

Subtotal Private Securities- In foreign currency		176,881		176,881	-	176,881	-	176,881

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		315,467,772		315,467,772	120,757,396	315,467,772	-	315,467,772

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities – In pesos

Argentine Treasury Bond in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	429,459,063	1	429,459,063	519,491,185	429,459,063	-	429,459,063
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 04-30-2026 (1)	9360	336,456,250	2	336,456,250	-	336,456,250	-	336,456,250
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026 (1)	9319	289,826,625	1	289,826,625	-	289,826,625	-	289,826,625
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026 (1)	9321	275,420,451	1	275,420,451	-	275,420,451	-	275,420,451
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026 (1)	9323	264,524,334	1	264,524,334	-	264,524,334	-	264,524,334
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026 (1)	9320	196,198,742	1	196,198,742	-	196,198,742	-	196,198,742
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	157,628,777	1	157,628,777	188,289,723	157,628,777	-	157,628,777
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026 (1)	9351	129,257,280	1	129,257,280	-	129,257,280	-	129,257,280
Argentine Treasury Bond in pesos adjusted by Cer. Maturity 10-30-2026 (1)	9313	124,470,583	1	124,470,583	-	124,470,583	-	124,470,583
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 08-31-2026 (1)	9358	103,726,080	1	103,726,080	-	103,726,080	-	103,726,080
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026 (1)	9367	50,054,500	1	50,054,500	-	50,054,500	-	50,054,500
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	27,938,068	1	27,938,068	34,793,813	27,938,068	-	27,938,068
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 03-31-2027	9264	16,117,673	1	16,117,673	-	16,117,673	-	16,117,673
Argentine Treasury Bond in pesos at Fixed Rate. Maturity 05-30-2030	9334	6,892,784	1	6,892,784	-	6,892,784	-	6,892,784
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	4,215,656	1	4,215,656	-	4,215,656	-	4,215,656
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	326,351,856	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	323,744,254	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	-	1	-	323,029,081	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	213,454,174	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-31-2025	9305	-	1	-	204,481,254	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025	9310	-	1	-	173,314,556	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	168,668,279	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	84,881,379	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	84,059,204	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	76,396,530	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	46,489,081	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	42,851,777	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	42,851,777	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	41,470,523	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	39,316,423	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	24,574,583	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	-	1	-	8,127,032	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	7,912,615	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	1,103,688	-	-	-

Subtotal Government Securities - In pesos		2,412,186,866		2,412,186,866	2,975,652,787	2,412,186,866	-	2,412,186,866

Government Securities – In foreign currency

Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	4,735,799	1	4,735,799	-	4,735,799	-	4,735,799

Subtotal Government Securities – In foreign currency		4,735,799		4,735,799	-	4,735,799	-	4,735,799

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency
Bonds for the Reconstruction of a Free Argentina - CLASS 1 -. Maturity 10-31-2027 (Series C)	9236	-	2	-	14,444,664	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 -. Maturity 10-31-2027 (Series D)	9237	-	2	-	14,168,958	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 -. Maturity 10-31-2027 (Series A)	9234	-	2	-	10,360,418	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 -. Maturity 10-31-2027 (Series B)	9235	-	2	-	9,828,855	-	-	-

Subtotal BCRA Bills – In foreign currency		-		-	48,802,895	-	-	-

Private Securities- In pesos

Corporate Bond Mercado Pago Series 1 in pesos TAMAR rate. Maturity 07-18-2026	58794	6,330,000	1	6,330,000	-	6,330,000	-	6,330,000
Corporate Bond FCA Compañía Financiera Series 20 in pesos. Maturity 03-01-2026	58274	-	2	-	2,661,430	-	-	-
Corporate Bond New San S.A. in pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	357,686	-	-	-
Corporate Bond Bco de Serv. Financieros Cl. 24 in pesos at Variable Rate. Maturity 02-02-2025	57560	-	3	-	280,422	-	-	-
Corporate Bond New San S.A. in pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	-	3	-	225,068	-	-	-
Corporate Bond Refi Pampa Series 2 in pesos Uva. Maturity 05-06-2025	56123	-	3	-	142,420	-	-	-

Subtotal Private Securities - In pesos		6,330,000		6,330,000	3,667,026	6,330,000	-	6,330,000

Private Securities - In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 in USD. Maturity 06-03-2028	59037	4,422,034	2	4,422,034	-	4,422,034	-	4,422,034
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	4,408,514	1	4,408,514	3,793,350	4,408,514	-	4,408,514
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	3,646,717	1	3,646,717	-	3,646,717	-	3,646,717
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	3,422,332	1	3,422,332	3,353,679	3,422,332	-	3,422,332
Corporate Bond 360 Energy Solar S.A. Series 4 in USD. Maturity 10-30-2027	58187	3,353,010	1	3,353,010	3,509,309	3,353,010	-	3,353,010
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,873,434	1	2,873,434	2,785,942	2,873,434	-	2,873,434
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,804,442	1	2,804,442	2,708,048	2,804,442	-	2,804,442
Corporate Bond CAPEX S.A. Series 10 USD. Maturity 07-05-2027	57880	2,569,880	2	2,569,880	2,169,543	2,569,880	-	2,569,880
Corporate Bond CAPEX S.A. Series 11 USD. Maturity 06-17-2028	58728	2,156,288	2	2,156,288	-	2,156,288	-	2,156,288
Corporate Bond YPF Series 35 in USD. Maturity 02-27-2027	58484	1,762,683	1	1,762,683	-	1,762,683	-	1,762,683
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,559,462	1	1,559,462	1,330,384	1,559,462	-	1,559,462
Corporate Bond Petroquímica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	58798	1,492,983	2	1,492,983	-	1,492,983	-	1,492,983
Corporate Bond John Deere Credit Cia Financiera S.A. Series X U$S. Maturity 03-08-2026	57639	1,475,644	2	1,475,644	1,338,504	1,475,644	-	1,475,644
Corporate Bond Ledesma Series 15 USD at fixed rate. Maturity 10-04-2027	58426	424,690	1	424,690	-	424,690	-	424,690
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	5,504,060	-	-	-
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	-	2	-	4,102,026	-	-	-
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	58129	-	2	-	4,005,883	-	-	-
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	-	2	-	2,730,248	-	-	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 43 in USD. Maturity 03-08-2027	57644	-	2	-	2,695,844	-	-	-
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	-	2	-	2,291,942	-	-	-
Corporate Bond YPF Series 33 in USD. Maturity 10-10-2028	58130	-	2	-	2,034,896	-	-	-
Corporate Bond Pampa Energia S.A. Series 20 in USD. Maturity 03-26-2026	57682	-	2	-	1,381,837	-	-	-

Subtotal Private Securities - In foreign currency		36,372,113		36,372,113	45,735,495	36,372,113	-	36,372,113

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		2,459,624,778		2,459,624,778	3,073,858,203	2,459,624,778	-	2,459,624,778

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	12.31.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 16-01-2026 (1)	9342	570,256,000	1	561,135,419	-	561,135,419	-	561,135,419
Argentine Treasury Bond in pesos. Maturity 23-05-2027 (1)	9132	15,966,056	2	15,954,621	31,623,614	15,954,621	-	15,954,621
Argentine Treasury Bond in pesos at Private Badlar rate 0.7%. Maturity 23-11-2027 (1)	9166	6,894,353	2	6,888,116	13,644,707	6,888,116	-	6,888,116
Argentine Treasury Bond in pesos. Maturity 23-08-2025	9196	-	2	-	165,082,677	-	-	-

Subtotal Government Securities - In pesos		593,116,409		583,978,156	210,350,998	583,978,156	-	583,978,156

TOTAL DEBT SECURITIES AT AMORTIZED COST		593,116,409		583,978,156	210,350,998	583,978,156	-	583,978,156

TOTAL OTHER DEBT SECURITIES		3,052,741,187		3,043,602,934	3,284,209,201	3,043,602,934	-	3,043,602,934

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA- Bolsas y Mercados Argentinos S.A. Share		7,477,421	1	7,477,421	7,975,690	7,477,421	-	7,477,421
VALO- Banco de Valores S.A. Share		2,582,396	1	2,582,396	2,752,230	2,582,396	-	2,582,396

Subtotal Private Securities - In pesos		10,059,817		10,059,817	10,727,920	10,059,817	-	10,059,817

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		10,059,817		10,059,817	10,727,920	10,059,817	-	10,059,817

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.)		4,294,797	1	4,294,797	1,330,984	4,294,797	-	4,294,797
Compensadora Electrónica S.A.		4,687,121	3	4,687,121	3,205,818	4,687,121	-	4,687,121
Seguro de Depósitos S.A.		361,110	3	361,110	352,904	361,110	-	361,110
Other		12,208	3	12,208	19,779	12,208	-	12,208

Subtotal Private Securities - In pesos		9,355,236		9,355,236	4,909,485	9,355,236	-	9,355,236

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,310,020	2	1,310,020	968,160	1,310,020	-	1,310,020
Other		64,275	2	64,275	45,402	64,275	-	64,275

Subtotal Private Securities - In foreign currency		1,374,295		1,374,295	1,013,562	1,374,295	-	1,374,295

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		10,729,531		10,729,531	5,923,047	10,729,531	-	10,729,531

TOTAL EQUITY INSTRUMENTS		20,789,348		20,789,348	16,650,967	20,789,348	-	20,789,348

(1) It represents securities totally or partially computed for minimum cash requirements as of December 31, 2025, Note 48.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Account	12.31.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	6,475,640,209	4.822.157.435
Preferred collaterals and counter-guarantees “A”	13,314,093	12,071,809
Preferred collaterals and counter-guarantees “B”	127,884,958	15,808,753
No preferred guarantees or counter guarantees	6,334,441,158	4,794,276,873

With special follow-up	16,579,025	-

Under observation	16,579,025	-
Preferred collaterals and counter-guarantees “B”	1,747,707	-
No preferred guarantees or counter guarantees	14,831,318	-

Troubled	8,887,296	4,383,194
No preferred guarantees or counter guarantees	8,887,296	4,383,194

With high risk of insolvency	13,554,499	454,285
Preferred collaterals and counter-guarantees “B”	-	359
No preferred guarantees or counter guarantees	13,554,499	453,926

Uncollectible	1,053,659	38,307
No preferred guarantees or counter guarantees	1,053,659	38,307

TOTAL	6.515.714.688	4,827,033,221

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Account	12.31.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	7,822,593,244	5,460,803,979
Preferred collaterals and counter-guarantees “A”	1,909,611	1,439,584
Preferred collaterals and counter-guarantees “B”	1,231,831,026	547,050,655
No preferred guarantees or counter guarantees	6,588,852,607	4,912,313,740

Low risk	331,906,822	77,493,940
Preferred collaterals and counter-guarantees “A”	8,136	-
Preferred collaterals and counter-guarantees “B”	24,053,661	7,633,379
No preferred guarantees or counter guarantees	307,845,025	69,860,561

Low risk - with special follow-up	16,058,927	3,080,719
Preferred collaterals and counter-guarantees “B”	57,846	-
No preferred guarantees or counter guarantees	16,001,081	3,080,719

Medium risk	286,520,775	60,442,191
Preferred collaterals and counter-guarantees “A”	7,536,686	1,176,147
No preferred guarantees or counter guarantees	278,984,089	59,266,044

High risk	308,616,085	46,479,112
Preferred collaterals and counter-guarantees “B”	14,857,881	2,497,492
No preferred guarantees or counter guarantees	293,758,204	43,981,620

Uncollectible	21,796,696	6,258,212
Preferred collaterals and counter-guarantees “A”	344	142
Preferred collaterals and counter-guarantees “B”	5,414,133	780,746
No preferred guarantees or counter guarantees	16,382,219	5,477,324

TOTAL	8,787,492,549	5,654,558,153

TOTAL GENERAL	15,303,207,237	10,481,591,374

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

	12.31.25		12.31.24
	Debt balance	% over total portfolio	Debt balance	% over total portfolio
Number of customers

10 largest customers	1,429,556,803	9.34%	1,411,446,396	13.47%
50 following largest customers	1,893,412,408	12.37%	1,314,626,034	12.54%
100 following largest customers	1,350,328,064	8.82%	802,586,492	7.66%
All other customers	10,629,909,962	69.47%	6,952,932,452	66.33%

TOTAL	15,303,207,237	100.00%	10,481,591,374	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 56)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	3,115,757	8,516	12,774	25,548	29,806	-	3,192,401

Financial Sector	-	81,236,524	32,192,153	35,042,259	89,720,170	85,472,052	194,735	323,857,893

Non-financial Private Sector and Residents Abroad	580,317,366	5,525,004,864	2,405,964,513	2,549,673,564	1,814,609,225	1,868,990,851	3,414,573,515	18,159,133,898

TOTAL	580,317,366	5,609,357,145	2,438,165,182	2,584,728,597	1,904,354,943	1,954,492,709	3,414,768,250	18,486,184,192

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)(1)

(Translation of Financial statements originally issued in Spanish - See Note 56)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	1,211,146	11,203	16,804	33,608	67,216	39,209	1,379,186

Financial Sector	-	31,856,468	14,688,262	14,688,383	27,319,502	34,114,498	71,775	122,738,888

Non-financial Private Sector and Residents Abroad	101,546,522	3,840,075,613	1,962,093,146	1,550,698,060	1,148,885,499	1,282,039,818	2,450,072,539	12,335,411,197

TOTAL	101,546,522	3,873,143,227	1,976,792,611	1,565,403,247	1,176,238,609	1,316,221,532	2,450,183,523	12,459,529,271

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT F

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

				Acquisitions		Depreciation
	Original	Total		made
	value	estimated		through			Acquisitions made
Account	at the beginning	useful life	Additions	business	Derecognitions	Accumulated as of	through business	Derecognition	For the year	At year-end	Residual value
	of the year	in years		combinations		12.31.24	combinations				as of 12.31.25

Property and equipment

Real property	665,146,195	50	19,714,251	-	650,217	91,039,207	-	650,217	14,509,720	104,898,710	579,311,519

Furniture and facilities	239,165,303	10	23,573,995	120,313	18,711,621	130,359,448	102,157	18,711,621	24,459,709	136,209,693	107,938,297

Machinery and equipment	102,143,965	5	48,338,435	544,246	17,212,614	38,415,592	475,341	17,212,614	39,622,543	61,300,862	72,513,170

Vehicles	7,562,387	5	1,980,230	698,825	520,953	4,833,102	150,892	418,689	1,160,778	5,726,083	3,994,406

Right of use of leased property	140,370,720	10	19,503,380	-	10,427,050	65,349,807	-	6,721,021	6,427,856	65,056,642	84,390,408

Construction in progress	26,129,042	-	42,471,355	-	20,094,780	-	-	-	-	-	48,505,617

Total Property and equipment	1,180,517,612		155,581,646	1,363,384	67,617,235	329,997,156	728,390	43,714,162	86,180,606	373,191,990	896,653,417

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

						Impairment	Depreciation
	Original	Total
Account	value	estimated
	at the beginning	useful life	Transfer	Additions	Derecognitions	Reversals	Accumulated as of	Transfer	Derecognition	For the year	At year-end	Residual value
	of the year	in years					12.31.23					as of 12.31.24

Property and equipment

Real property	727,516,157	50	(62,880,448)	5,216,096	10,726,071	6,020,461	90,113,091	(7,496,896)	7,194,354	15,617,366	91,039,207	574,106,988

Furniture and facilities	237,342,241	10	-	23,583,521	21,760,459	-	127,510,776	-	21,760,399	24,609,071	130,359,448	108,805,855

Machinery and equipment	46,020,880	5	-	70,894,205	14,771,120	-	23,429,851	-	14,773,298	29,759,039	38,415,592	63,728,373

Vehicles	7,193,106	5	-	951,961	582,680	-	4,149,544	-	316,262	999,820	4,833,102	2,729,285

Right of use of leased property	140,686,171	10	-	18,454,087	18,769,538	-	70,959,803	-	10,955,164	5,345,168	65,349,807	75,020,913

Construction in progress	11,687,031	-	-	22,951,005	8,508,994	-	-	-	-	-	-	26,129,042

Total Property and equipment	1,170,445,586		(62,880,448)	142,050,875	75,118,862	6,020,461	316,163,065	(7,496,896)	54,999,477	76,330,464	329,997,156	850,520,456

EXHIBIT F

(Continued)

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

			Impairment		Depreciation
	Original	Total
	value	estimated
Account	at the beginning	useful life	Loss	Reversals	Accumulated as of	For the year	At year-end	Residual value
	of the year	in year			12.31.24			as of 12.31.25

Leased property	194,915,936	50	-	9,753,067	22,801,508	3,401,658	26,203,166	178,465,837

Other investment property	3,982,290	10	102,887	-	791,412	86,211	877,623	3,001,780

Total Investment Property	198,898,226		102,887	9,753,067	23,592,920	3,487,869	27,080,789	181,467,617

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

				Impairment	Depreciation
	Original	Total
	value	estimated
Account	at the beginning	useful life	Transfer	Loss	Accumulated as of	Transfer	For the year	At year-end	Residual value as of
	of the year	in year			12.31.23				12.31.24

Leased property	180,887,535	50	62,880,448	48,852,047	11,849,141	7,496,896	3,455,471	22,801,508	172,114,428

Other investment property	3,982,290	10	-	-	705,199	-	86,213	791,412	3,190,878

Total Investment Property	184,869,825		62,880,448	48,852,047	12,554,340	7,496,896	3,541,684	23,592,920	175,305,306

EXHIBIT G

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

				Acquisitions		Amortization
	Original Value at the beginning of the year	Total estimated useful life in years		made
				through		Accumulated as of 12.31.24	Acquisitions made				Residual value as of 12.31.25
Account			Additions	business	Derecognitions		through business	Derecognition	For the year	At year-end
				combinations			combinations

Own systems development expenses	122,252,283	5	80,755,427	18,272,405	45,075,829	31,182,949	17,477,030	13,222,548	21,431,224	56,868,655	119,335,631

Total Intangible Assets	122,252,283		80,755,427	18,272,405	45,075,829	31,182,949	17,477,030	13,222,548	21,431,224	56,868,655	119,335,631

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

					Amortization
	Original Value at the beginning of the year	Total estimated useful life in years
					Accumulated as of 12.31.23				Residual value as of 12.31.24
Account			Additions	Derecognitions		Derecognition	For the year	At year-end

Own systems development expenses	119,667,312	5	74,379,148	71,794,177	24,740,768	18,400,843	24,843,024	31,182,949	91,069,334

Total Intangible Assets	119,667,312		74,379,148	71,794,177	24,740,768	18,400,843	24,843,024	31,182,949	91,069,334

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

	12.31.25		12.31.24
	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio
Number of customers

10 largest customers	3,641,133,519	21.16%	2,259,475,887	17.30%

50 following largest customers	2,570,917,567	14.94%	1,900,087,650	14.55%

100 following largest customers	972,400,381	5.65%	602,987,444	4.62%

All other customers	10,020,624,599	58.25%	8,299,748,295	63.53%

TOTAL	17,205,076,066	100.00%	13,062,299,276	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 56)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	15,565,798,257	1,295,835,328	500,494,845	118,801,053	4,594,063	-	17,485,523,546
Non-financial Government sector	476,375,978	2,288,107	-	-	-	-	478,664,085
Financial Sector	7,792,802	-	-	-	-	-	7,792,802
Non-financial Private Sector and Residents Abroad	15,081,629,477	1,293,547,221	500,494,845	118,801,053	4,594,063	-	16,999,066,659
Derivative instruments	6,362,448	59,875	85,499	-	-	-	6,507,822
Repo transactions and surety bonds	468,228,307	-	-	-	-	-	468,228,307
Other financial institutions	468,228,307	-	-	-	-	-	468,228,307
Other financial liabilities	1,773,077,659	858,756	2,003,771	4,415,735	6,117,330	26,754,309	1,813,227,560
Financing received from the BCRA and other financial institutions	272,203,587	244,770,252	190,252,575	129,852,186	97,128,854	4,231,521	938,438,975
Corporate bonds issued	479,249,722	30,795,159	21,007,760	66,489,821	37,190,376	-	634,732,838

TOTAL	18,564,919,980	1,572,319,370	713,844,450	319,558,795	145,030,623	30,985,830	21,346,659,048

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 56)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	12,093,504,229	791,121,304	341,387,844	59,198,263	4,229	-	13,285,215,869
Non-financial Government sector	158,851,156	653,839	-	-	-	-	159,504,995
Financial Sector	5,692,327	-	-	-	-	-	5,692,327
Non-financial Private Sector and Residents Abroad	11,928,960,746	790,467,465	341,387,844	59,198,263	4,229	-	13,120,018,547
Derivative instruments	5,075,959	-	-	-	-	-	5,075,959
Other financial liabilities	1,572,866,405	1,071,101	1,537,335	2,605,196	4,158,327	27,321,489	1,609,559,853
Financing received from the BCRA and other financial institutions	124,726,931	52,254,646	30,266,160	83,201,182	23,837,062	1,335	314,287,316
Corporate bonds issued	1,668,684	1,039,207	15,023,291	137,309,227	8,342,585	-	163,382,994

TOTAL	13,797,842,208	845,486,258	388,214,630	282,313,868	36,342,203	27,322,824	15,377,521,991

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.25

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments (1)	29,966,455	-		225,182	-	(7,897,703)	21,843,570

	- For administrative, disciplinary and criminal penalties	6,577	-		-	-	(1,577)	5,000

	- Provisions for termination plans	2,302,570	775,156		-	-	(682,672)	2,395,054

	- Other	29,681,271	16,223,685	(2)	992,699	11,222,025	(7,628,630)	26,061,602

	TOTAL PROVISIONS	61,956,873	16,998,841		1,217,881	11,222,025	(16,210,582)	50,305,226

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments (1)	17,108,609	25,651,242	(3)	-	-	(12,793,396)	29,966,455

	- For administrative, disciplinary and criminal penalties	14,323	-		-	-	(7,746)	6,577

	- Provisions for termination plans	2,206,052	1,486,193		-	-	(1,389,675)	2,302,570

	- Other	40,036,856	35,619,739	(2)	1,290,450	7,666,039	(37,018,835)	29,681,271

	TOTAL PROVISIONS	59,365,840	62,757,174		1,290,450	7,666,039	(51,209,652)	61,956,873

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 47,343 for exchange differences in foreign currency for contingent commitments

EXHIBIT P

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	1,328,387,521	-	-	-	-	-
Financial institutions and correspondents	3,415,405,736	-	-	-	-	-
Other	8,534,049	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	315,467,772	273,808,079	41,659,693	-
Derivative instruments	-	-	38,865,250	11,792,046	27,073,204	-
Other financial assets	150,112,604	-	1,734,669	1,734,669	-	-
Loans and other financing
Non-financial Government sector	3,152,686	-	-	-	-	-
Other financial institutions	231,597,449	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	14,213,461,522	-	-	-	-	-
Overdrafts	1,169,910,817	-	-	-	-	-
Instruments	2,999,877,652	-	-	-	-	-
Mortgage loans	604,141,487	-	-	-	-	-
Pledge loans	729,515,816	-	-	-	-	-
Consumer loans	1,190,497,595	-	-	-	-	-
Credit cards	3,102,800,938	-	-	-	-	-
Finance leases	37,459,716	-	-	-	-	-
Other	4,379,257,501	-	-	-	-	-
Other debt securities	583,978,156	2,459,624,778	-	2,111,051,699	348,573,079	-
Financial assets pledged as collateral	577,167,406	132,722,532	491,892,337	624,614,869	-	-
Investments in equity instruments	-	10,729,531	10,059,817	14,354,614	1,374,295	5,060,439
TOTAL FINANCIAL ASSETS	20,511,797,129	2,603,076,841	858,019,845	3,037,355,976	418,680,271	5,060,439

EXHIBIT P

(Continued)

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	469,310,023	-	-	-	-	-
Financial Sector	7,792,802	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	2,857,520,295	-	-	-	-	-
Savings accounts	6,850,386,344	-	-	-	-	-
Time deposits and investments	6,953,031,850	-	-	-	-	-
Other	67,034,752	-	-	-	-	-
Derivative instruments	-	-	6,495,701	4,148,017	2,347,684	-
Repo transactions and surety bonds
Other financial institutions	468,228,307	-	-	-	-	-
Other financial liabilities	1,775,679,896	-	-	-	-	-
Financing received from the BCRA and other financial institutions	826,663,992	-	-	-	-	-
Corporate bonds issued	615,321,191	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	20,890,969,452	-	6,495,701	4,148,017	2,347,684	-

EXHIBIT P

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	2,343,875,064	-	-	-	-	-
Financial institutions and correspondents	1,370,888,970	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	120,757,396	108,311,232	12,446,164	-
Derivative instruments	-	-	12,975,192	1,133,198	11,841,994	-
Other financial assets	331,952,019	-	985,529	985,529	-	-
Loans and other financing
Non-financial Government sector	1,269,080	-	-	-	-	-
Other financial institutions	76,650,960	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	9,838,923,817	-	-	-	-	-
Overdrafts	837,088,734	-	-	-	-	-
Instruments	2,389,607,721	-	-	-	-	-
Mortgage loans	296,189,028	-	-	-	-	-
Pledge loans	231,862,931	-	-	-	-	-
Consumer loans	1,010,277,992	-	-	-	-	-
Credit cards	2,610,310,588	-	-	-	-	-
Finance leases	32,954,197	-	-	-	-	-
Other	2,430,632,626	-	-	-	-	-
Other debt securities	210,350,998	3,073,858,203	-	2,976,991,291	93,199,886	3,667,026
Financial assets pledged as collateral	444,589,850	164,435,498	-	164,435,498	-	-
Investments in equity instruments	-	5,923,047	10,727,920	10,727,920	1,013,562	4,909,485
TOTAL FINANCIAL ASSETS	14,618,500,758	3,244,216,748	145,446,037	3,262,584,668	118,501,606	8,576,511

EXHIBIT P

(Continued)

CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	158,665,987	-	-	-	-	-
Financial Sector	5,692,327	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	2,343,261,847	-	-	-	-	-
Savings accounts	6,009,931,357	-	-	-	-	-
Time deposits and investments	4,472,688,350	-	-	-	-	-
Other	72,059,408	-	-	-	-	-
Derivative instruments	-	-	5,075,959	-	5,075,959	-
Other financial liabilities	1,572,445,423	-	-	-	-	-
Financing received from the BCRA and other financial institutions	264,320,232	-	-	-	-	-
Corporate bonds issued	152,462,334	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	15,051,527,265	-	5,075,959	-	5,075,959	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Items	Net Financial Income/(Expense)
	Statutory measurement
	12.31.25	12.31.24
Due to measurement of financial assets at fair value through profit or loss
Income/(loss) from government securities	121,633,115	203,511,150
Income from private securities	18,049,293	7,879,730
Income/(loss) from financial derivative instruments
Forward transactions	(14,328,887)	(19,586,349)
Interest rate swaps	(188,203)	1,355,571
Options	-	(902,112)
Income from other financial assets	4,265	1,989,908
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial liabilities	222,028	3,783
TOTAL	125,391,611	194,251,681
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.25	12.31.24
Interest income
Government securities	9,505,096	28,665,834
Loans and other financing	4,477,694,665	4,223,950,973
To the financial sector	72,744,244	22,095,661
To the non-financial private sector
Overdrafts	459,785,211	398,613,271
Instruments	936,559,886	762,890,456
Mortgage loans	36,002,504	20,174,400
Pledge loans	147,917,688	81,996,072
Consumer loans	757,233,199	401,920,077
Credit cards	784,477,707	568,139,062
Finance leases	16,891,440	17,042,378
Other	1,266,082,786	1,951,079,596
Repo transactions and surety bonds	293,225	1,112,693,899
BCRA	868	1,109,501,688
Other financial institutions	292,357	3,192,211
TOTAL	4,487,492,986	5,365,310,706
Interest expense
Deposits	(2,276,606,933)	(2,218,855,356)
Checking accounts	(345,796,839)	(625,752,727)
Savings accounts	(8,077,793)	(24,119,382)
Time deposits and investments	(1,922,732,301)	(1,568,983,247)
Financing received from the BCRA and other financial institutions	(120,259,285)	(55,224,623)
Repo transactions and surety bonds	(36,948,362)	(16,720,933)
BCRA	(3,800,241)	(905,274)
Other financial institutions	(33,148,121)	(15,815,659)
Other financial liabilities	(139,874,624)	(28,621,067)
TOTAL	(2,573,689,204)	(2,319,421,979)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.25	12.31.24	12.31.25	12.31.24
Private debt securities	4,425,625	5,733,351	(734,369)	(10,613,551)
Government debt securities	804,479,513	806,770,163	(146,214,830)	(652,729,814)
TOTAL	808,905,138	812,503,514	(146,949,199)	(663,343,365)
Commission income	Income for the year
	12.31.25	12.31.24
Linked to obligations	233,022,865	203,535,200
Linked to loans	89,122,870	78,575,023
Linked to loan commitments and financial guarantees	2,775,309	1,689,755
Linked to securities	21,532,541	25,421,570
Linked to cards	463,057,688	361,044,887
Linked to insurance	31,443,824	26,019,023
Linked to foreign trade and exchange transactions	32,549,075	34,152,439
TOTAL	873,504,172	730,437,897
Commission expenses	Income/(loss) for the year
	12.31.25	12.31.24
Linked to transactions with securities	(931,041)	(169,823)
Linked to foreign trade and exchange transactions	(83,104,463)	(81,365,404)
Other	(280,447,445)	(277,169,815)
TOTAL	(364,482,949)	(358,705,042)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.24	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.25

Other financial assets	2,376,388	(482,864)	-	1,454,780	(626,419)	2,721,885

Loans and other financing	208,954,335	10,184,936	45,159,307	452,312,392	(99,460,414)	617,150,556
Other financial institutions	2,587,212	627,520	1,435,036	203,902	(3,493,512)	1,360,158
Non-financial Private Sector and Residents Abroad	206,367,123	9,557,416	43,724,271	452,108,490	(95,966,902)	615,790,398
Overdrafts	8,772,891	88,376	(270,437)	12,139,573	(3,478,827)	17,251,576
Instruments	16,924,454	(5,879,716)	1,824,239	23,904,338	(4,943,089)	31,830,226
Mortgage loans	11,820,813	1,196,675	3,400,265	3,205,395	(3,700,977)	15,922,171
Pledge loans	2,751,556	630,920	722,035	13,727,000	(2,335,659)	15,495,852
Consumer loans	60,587,236	8,279,855	18,572,402	193,500,046	(35,623,940)	245,315,599
Credit cards	89,962,779	2,423,331	12,526,574	156,058,551	(39,120,093)	221,851,142
Finance leases	816,753	237,930	166,254	1,494,505	(267,559)	2,447,883
Other	14,730,641	2,580,045	6,782,939	48,079,082	(6,496,758)	65,675,949

Other debt securities	206,332	(36,547)	-	-	(37,963)	131,822

Contingent commitments	29,966,455	(2,133,542)	1,470,885	437,475	(7,897,703)	21,843,570

TOTAL ALLOWANCES	241,503,510	7,531,983	46,630,192	454,204,647	(108,022,499)	641,847,833

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 56)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.23	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.24

Other financial assets	4,064,744	(58,934)	-	681,030	(2,310,452)	2,376,388

Loans and other financing	130,115,855	58,956,296	23,745,247	87,528,597	(91,391,660)	208,954,335
Other financial institutions	2,809,170	4,488,964	225,835	(32,482)	(4,904,275)	2,587,212
Non-financial Private Sector and Residents Abroad	127,306,685	54,467,332	23,519,412	87,561,079	(86,487,385)	206,367,123
Overdrafts	9,839,734	3,535,549	(490,532)	3,003,089	(7,114,949)	8,772,891
Instruments	11,013,543	12,735,967	394,440	130,580	(7,350,076)	16,924,454
Mortgage loans	9,474,944	392,250	2,819,067	6,471,593	(7,337,041)	11,820,813
Pledge loans	1,901,960	470,147	391,159	1,135,423	(1,147,133)	2,751,556
Consumer loans	27,674,520	12,877,764	7,317,221	32,604,799	(19,887,068)	60,587,236
Credit cards	54,730,775	24,553,463	11,888,835	38,538,584	(39,748,878)	89,962,779
Finance leases	1,361,817	180,187	46,081	94,655	(865,987)	816,753
Other	11,309,392	(277,995)	1,153,141	5,582,356	(3,036,253)	14,730,641

Other debt securities	280,813	122,924	-	-	(197,405)	206,332

Contingent commitments	17,108,609	19,700,449	5,194,373	756,420	(12,793,396)	29,966,455

TOTAL ALLOWANCES	151,570,021	78,720,735	28,939,620	88,966,047	(106,692,913)	241,503,510

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Notes and Exhibits	12.31.25	12.31.24

ASSETS

Cash and deposits in banks	4 and P	4,737,500,473	3,705,542,405

Cash		1,328,387,516	2,343,875,057
Financial institutions and correspondents		3,400,578,908	1,361,667,348
B.C.R.A.		2,165,865,584	996,656,856
Other in the country and abroad		1,234,713,324	365,010,492
Other		8,534,049	-

Debt securities at fair value through profit or loss	5, A and P	301,545,527	120,378,467

Derivative instruments	6 and P	38,941,575	12,975,192

Other financial assets	8	148,014,727	330,780,520

Loans and other financing	9	13,470,973,482	9,530,753,071

Non-financial Government sector		3,152,686	1,269,080
Other financial institutions		499,808,580	209,326,245
Non-financial Private Sector and Residents Abroad		12,968,012,216	9,320,157,746

Other debt securities	10, A and P	3,044,257,864	3,284,209,201

Financial assets pledged as collateral	11 and P	1,170,945,964	609,021,453

Current income tax assets	12.1	-	59,431,853

Investments in equity instruments	13, A and P	20,789,348	16,650,967

Investments in subsidiaries and associates	14	235,223,338	128,760,682

Property and equipment	15 and F	895,630,330	850,016,674

Intangible assets	16 and G	117,760,737	90,270,016

Deferred income tax assets	12.3	43,659,793	23,250,284

Other non-financial assets	17	309,868,662	289,198,935

Non-current assets held for sale	18	3,236,214	4,932,578

TOTAL ASSETS		24,538,348,034	19,056,172,298
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Notes and Exhibits	12.31.25	12.31.24

LIABILITIES

Deposits	19, H and P	17,249,108,277	13,104,417,072

Non-financial Government sector		469,310,023	158,665,987
Financial Sector		9,098,215	51,856,279
Non-financial Private Sector and Residents Abroad		16,770,700,039	12,893,894,806

Derivative instruments	6 and P	6,423,470	5,075,959

Repo transactions and surety bonds	7	443,712,802	-
Other financial liabilities	21 and P	1,682,911,189	1,566,762,198

Financing received from the BCRA and other financial institutions	22 and P	361,632,567	58,916,474
Corporate bonds issued	23 and P	479,249,721	103,348,707

Current income tax liabilities	12.2	82,402,519	-

Provisions	J	49,603,559	61,831,018

Other non-financial liabilities	24	750,543,786	763,375,034

TOTAL LIABILITIES		21,105,587,890	15,663,726,462

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,189,710,008	1,189,710,008
Reserves		2,013,249,284	1,666,187,185
Other accumulated comprehensive income/(loss)		(27,548,197)	64,507,420
Income for the year		249,991,365	464,683,539

TOTAL EQUITY		3,432,760,144	3,392,445,836

TOTAL LIABILITIES AND EQUITY		24,538,348,034	19,056,172,298

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Notes and Exhibits	12.31.25	12.31.24

Interest income	27 and Q	5,003,455,384	5,973,999,560
Interest expense	28 and Q	(2,430,869,255)	(2,253,963,588)

Net interest income		2,572,586,129	3,720,035,972

Commission income	29 and Q	799,432,224	668,798,044
Commission expense	30 and Q	(372,227,293)	(363,870,787)

Net commission income		427,204,931	304,927,257

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	31 and Q	104,590,763	187,977,527
Net income from write-down of assets at amortized cost and at fair value through OCI	32	145,667,587	315,837,398
Foreign exchange and gold gains	33	195,547,065	72,831,737
Other operating income	34	252,139,018	185,524,651
Impairment of financial assets	35	(796,764,401)	(280,455,072)

Net operating income		2,900,971,092	4,506,679,470

Personnel benefits	36	(591,699,765)	(666,350,642)
Administrative expenses	37	(636,688,752)	(731,685,092)
Asset depreciation and impairment	38	(110,209,975)	(103,726,433)
Other operating expenses	39	(729,964,472)	(622,118,196)

Operating income		832,408,128	2,382,799,107

Income from associates and joint ventures		72,873,845	32,289,533
Loss on net monetary position		(539,291,240)	(1,862,431,166)

Income before income tax		365,990,733	552,657,474

Income tax	12.4	(115,999,368)	(87,973,935)

Net income for the year		249,991,365	464,683,539
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

EARNINGS PER SHARE

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

Accounts	12.31.25	12.31.24

Numerator:

Net income attributable to owners of the Parent	249,991,365	464,683,539
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	249,991,365	464,683,539

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	408.0092	758.4069
Diluted earnings per share (stated in pesos) (1)	408.0092	758.4069

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	Note	12.31.25	12.31.24

Net income for the year		249,991,365	464,683,539

Other comprehensive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		13	(1,934,264)

		13	(1,934,264)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(1,356,122)	(496,258,707)
Adjustment for reclassification for the year		(145,667,587)	(161,288,552)
Income tax	12.4	51,458,298	226,511,805

		(95,565,411)	(431,035,454)

Other comprehensive income components not to be reclassified to income/(loss) for the year:
Income or loss on equity instruments at fair value through OCI

Income/(loss) for the year from equity instruments at fair value through OCI		3,509,781	189,659

		3,509,781	189,659

Total Other Comprehensive loss for the year		(92,055,617)	(432,780,059)

Total Comprehensive Income		157,935,748	31,903,480
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	1,189,710,008	64,507,433	(13)	858,464,988	807,722,197	464,683,539	3,392,445,836

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	249,991,365	249,991,365
- Other comprehensive income/(loss) for the year	-	-	-	(92,055,630)	13	-	-	-	(92,055,617)

- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 23, 2025 (Note 45 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	92,936,708	-	(92,936,708)	-

Other	-	-	-	-	-	-	371,746,831	(371,746,831)	-

- Distribution of Dividends approved by the Shareholders’ Meeting held on April 23 and by the BCRA on May 2, 2025 (Note 45 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(117,621,440)	-	(117,621,440)

Balances at fiscal year end	612,710	6,744,974	1,189,710,008	(27,548,197)	-	951,401,696	1,061,847,588	249,991,365	3,432,760,144

(1) Dividends per share amounts to pesos 145.93 (in nominal values).
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	1,189,710,008	495,353,228	1,934,251	764,194,777	1,098,249,410	471,351,054	4,028,150,412

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	464,683,539	464,683,539
- Other comprehensive income for the year	-	-	-	(430,845,795)	(1,934,264)	-	-	-	(432,780,059)

- Distribution of Retained Earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 45 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	94,270,211	-	(94,270,211)	-
Other	-	-	-	-	-	-	377,080,843	(377,080,843)	-

- Distribution of Dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA on May 3 and by the Board Meeting on May 6, 2024 (Note 45 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(667,608,056)	-	(667,608,056)

Balances at fiscal year-end	612,710	6,744,974	1,189,710,008	64,507,433	(13)	858,464,988	807,722,197	464,683,539	3,392,445,836
(1) Dividends per share amounts to pesos 431.24 (in nominal values).
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

Accounts	12.31.25	12.31.24

Cash flows from operating activities

Income before income tax	365,990,733	552,657,474

Adjustment for total monetary income for the year	539,291,240	1,862,431,166

Adjustments to obtain cash flows from operating activities:	602,473,347	1,198,024,425

Depreciation and amortization	110,209,975	103,726,433
Impairment of financial assets	796,764,401	280,455,072
Effect of foreign exchange changes on cash and cash equivalents	(341,690,609)	712,665,095
Other adjustments	37,189,580	101,177,825

Net decreases from operating assets:	(9,629,697,757)	(10,961,714,125)

Debt securities at fair value through profit or loss	(293,987,295)	184,297,755
Derivative instruments	(31,843,462)	1,631,221
Repo transactions and surety bonds	-	1,406,681,445
Loans and other financing	(7,860,437,872)	(8,496,464,618)
Non-financial government sector	(2,595,717)	(1,514,252)
Other financial institutions	(385,021,057)	(180,145,721)
Non-financial private sector and residents abroad	(7,472,821,098)	(8,314,804,645)
Other debt securities	(743,549,229)	(3,571,545,510)
Financial assets pledged as collateral	(737,541,853)	(232,645,735)
Investments in equity instruments	(3,386,314)	(8,920,035)
Other assets	41,048,268	(244,748,648)

Net increases from operating liabilities:	9,442,954,052	11,229,605,841

Deposits	8,193,960,594	10,256,439,186
Non-financial Government sector	388,557,990	272,151,988
Financial sector	(38,234,599)	35,592,524
Non-financial Private Sector and Residents Abroad	7,843,637,203	9,948,694,674
Liabilities at fair value through profit or loss	-	(21,798,958)
Derivative instruments	7,983,824	2,400,641
Repo transactions and surety bonds	455,988,421	10,959,630
Other liabilities	785,021,213	981,605,342

Income tax paid	-	(355,395,002)

Total cash flows generated by operating activities	1,321,011,615	3,525,609,779

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 42)

Accounts	12.31.25	12.31.24

Cash flows from investing activities

Payments:	(253,048,853)	(217,052,518)

Purchase of property and equipment, intangible assets and other assets	(216,246,132)	(215,073,738)
Acquisition of control of subsidiaries and other businesses	(34,789,164)	-
Other payments related to investing activities	(2,013,557)	(1,978,780)

Collections:	3,820,010	23,110,913

Other collections related to investing activities	3,820,010	23,110,913

Total cash flows used in investing activities	(249,228,843)	(193,941,605)

Cash flows from financing activities

Payments:	(33,418,919)	(137,308,195)

Dividends	(17,004,451)	(119,195,329)
Financing from local financial institutions	-	(928,832)
Payment of lease liabilities	(16,414,468)	(17,184,034)

Collections:	652,460,055	153,704,419

Non-subordinated corporate bonds	350,002,691	104,267,358
Financing from local financial institutions	99,450,946	-
Other collections related to financing activities	203,006,418	49,437,061

Total cash flows generated by financing activities	619,041,136	16,396,224

Effect of exchange rate changes on cash and cash equivalents	341,690,609	(712,665,095)
Effect of net monetary income/(loss) of cash and cash equivalents	(1,000,556,449)	(2,200,720,935)

Total changes in cash flows	1,031,958,068	434,678,368
Restated cash and cash equivalents at the beginning of the year (Note 4)	3,705,542,405	3,270,864,037
Cash and cash equivalents at fiscal year-end (Note 4)	4,737,500,473	3,705,542,405

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these separate financial statements:

(1)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of December 31, 2025 and 2024, its shareholders’ equity would have been reduced by 482,659 and 6,715,450, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

–	General information (Note 1 to the consolidated financial statements)
–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated financial statements)
–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated financial statements)
–	Comparative information (Note 2.1.4. to the consolidated financial statements)
–	Measuring unit (Note 2.1.5. to the consolidated financial statements)
–	Significant accounting policies (Note 2.3 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated financial statements)
–	Transcription to the books (Note 2.7. to the consolidated financial statements)
–	Provisions (Note 23 to the consolidated financial statements and Exhibit J to the separate financial statements)
–	Share capital (Note 26 to the consolidated financial statements)
–	Fair values of financial instruments (Note 41 to the consolidated financial statements)
–	Segment reporting (Note 42 to the consolidated financial statements)
–	Related parties (Note 43 to the consolidated financial statements)
–	Financial instruments risks (Note 44 to the consolidated financial statements)
–	Restrictions to the distribution of earnings (Note 45 to the consolidated financial statements)
–	Banking deposits guarantee insurance system (Note 47 to the consolidated financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 49 to the consolidated financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 50 to the consolidated financial statements)
–	Trust activities (Note 51 to the consolidated financial statements)
–	Mutual funds (Note 52 to the consolidated financial statements)
–	Penalties and administrative proceedings instituted by the BCRA (Note 53 to the consolidated financial statements)
–	Capital management and corporate governance transparency policy (Note 54 to the consolidated financial statements)
–	Subsequent events (Note 55 to the consolidated financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease (See Note 2.2. under Closing of acquisition of 50% of FCA Compañía Financiera S.A.’s capital stock and determination of final price and Note 2.3.6. under Business combinations to the consolidated financial statements).

The financial statements as of December 31, 2025 of the subsidiaries BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	12.31.25	12.31.24

BCRA – Unrestricted current account	2,165,865,584	996,656,856
Cash	1,328,387,516	2,343,875,057
Balances with other local and foreign financial institutions	1,234,713,324	365,010,492
Cash and cash equivalents for spot purchases or sales pending settlement	8,534,049	-

TOTAL	4,737,500,473	3,705,542,405

The balances of Cash and deposits in banks as of December 31, 2023 amounted to 3,270,864,037.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	12.31.25	12.31.24

Government securities	301,054,624	120,378,467
Private securities – Corporate bonds	490,903	-

TOTAL	301,545,527	120,378,467

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	26,431,048	11,061,528
Debit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	11,792,046	1,133,199
Debit balances linked to interest rate swaps - floating rate for fixed	718,481	780,465

TOTAL	38,941,575	12,975,192

Liabilities

	12.31.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – A3 Mercados	4,148,017	1,624,011
Credit balances linked to foreign currency forwards pending settlement in pesos by counterparty – OTC	2,275,453	3,451,948

TOTAL	6,423,470	5,075,959

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.25	12.31.24

Foreign currency forwards

Foreign currency forward purchases - US$	631,333	718,460

Foreign currency forward sales - US$	587,705	705,015

Foreign currency forward sales - Euros	7,800	3,451

Interest rate swaps

Fixed rate for floating rate (1)	18,111,111	7,044,000

(1)       Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7. Repo transactions and surety bonds

Reverse repurchase transactions and surety bonds

No reverse repurchase transactions or surety bonds were accounted for by the Bank as of December 31, 2025 and 2024.

Repurchase transactions and surety bonds

As of December 31, 2025 and 2024, the Bank accounts for the following repurchase transactions and surety bonds:

	12.31.25	12.31.24

Amounts payable for repo transactions of government securities with financial institutions	443,712,802	-

TOTAL	443,712,802	-

8. Other financial assets

Breakdown is as follows:

	12.31.25	12.31.24

Measured at amortized cost

Other receivables	146,086,437	188,397,257
Non-financial debtors from spot transactions pending settlement	3,357,858	12,820,944
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	-	45,869,717
Financial debtors from spot transactions pending settlement	-	84,903,118
Other	971,578	864,395

	150,415,873	332,855,431

Allowance for loan losses (Exhibit R)	(2,401,146)	(2,074,911)

TOTAL	148,014,727	330,780,520

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	12.31.25	12.31.24

Credit cards	3,324,652,080	2,700,273,367
Loans for the prefinancing and financing of exports	2,320,420,414	1,320,509,652
Notes	2,110,791,712	1,444,674,103
Consumer loans	1,417,363,784	1,041,566,127
Overdrafts	1,168,469,453	845,861,625
Discounted instruments	901,209,856	960,646,847
Mortgage loans	620,063,658	308,009,841
Other financial institutions	531,715,139	226,514,916
Consumer loans	132,213,610	57,931,121
Pledge loans	117,682,315	86,549,992
Receivables from finance leases	37,977,443	30,971,369
Non-financial government sector	3,152,686	1,269,080
Instruments purchased	2,752,134	1,211,225
Other financing	1,421,928,610	726,957,439

	14,110,392,894	9,752,946,704

Allowance for loan losses (Exhibit R)	(639,419,412)	(222,193,633)

TOTAL	13,470,973,482	9,530,753,071

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.25		12.31.24
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	24,266,161	11,930,430	19,518,335	7,579,358
From 1 to 2 years	20,340,257	11,796,129	18,206,870	8,988,339
From 2 to 3 years	13,023,582	8,813,054	13,841,241	8,634,469
From 3 to 4 years	5,622,697	4,111,069	5,227,889	3,481,924
From 4 to 5 years	1,759,931	1,311,012	1,847,177	1,269,977
More than 5 years	22,102	15,749	1,369,326	1,017,302

TOTAL	65,034,730	37,977,443	60,010,838	30,971,369
	45,618,949	23,543,769	60,696,033	23,018,460
Share capital		37,492,842		30,263,760
Interest accrued		484,601		707,609

TOTAL		37,977,443		30,971,369

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	12.31.25	12.31.24

Total Exhibit B and C	14,218,305,876	10,073,372,874
Plus:
Loans to employees	132,213,610	57,931,121
Interest and other items accrued receivable from financial assets with credit value impairment	27,365,579	3,667,525

Less:
Allowance for loan losses (Exhibit R)	(639,419,412)	(222,193,633)
Adjustments for effective interest rate (See Note 2.3.4.a))	(48,756,588)	(29,934,167)
Corporate bonds and other private securities	(44,731,338)	(50,416,082)
Loan commitments	(174,004,245)	(301,674,567)

Total Loans and other financing	13,470,973,482	9,530,753,071

Note 44 to the consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of December 31, 2025 and 2024, the Bank holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.25	12.31.24

Liabilities related to foreign trade transactions	68,137,188	74,040,183
Secured loans	66,502,691	79,725,158
Overdrafts and receivables agreed not used	34,538,811	143,375,800
Guarantees granted	4,825,555	4,533,426

TOTAL	174,004,245	301,674,567

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	12.31.25	12.31.24

Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 01-16-2026	561,135,419	-
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	15,954,621	31,623,614
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	6,888,116	13,644,707
Argentine Treasury Bond in pesos. Maturity 08-23-2025	-	165,082,677

TOTAL	583,978,156	210,350,998

10.2. Financial assets measured at fair value through OCI

	12.31.25	12.31.24

Government securities (1)	2,416,922,665	2,975,652,787
Private securities - Corporate bonds	43,357,043	49,402,521
BCRA Notes	-	48,802,895

TOTAL	2,460,279,708	3,073,858,203
(1)	In addition, see information under Debt Swap, Note 9.2 to the consolidated financial statements.

A breakdown of this information is provided in Exhibit A.

11. Financial assets pledged as collateral

As of December 31, 2025 and 2024, the Bank pledged as collateral the following financial assets:

		12.31.25	12.31.24

Repurchase transactions – Government securities at fair value	(1)	491,892,337	-
BCRA - Special guarantee accounts (Note 41.1)	(2)	347,046,379	278,581,901
Deposits as collateral	(3)	199,241,737	165,964,055
Guarantee trust - Government securities at fair value through OCI	(4)	96,850,162	164,435,498
Guarantee trust - USD - Government securities at fair value through OCI	(5)	35,915,349	39,999

TOTAL		1,170,945,964	609,021,453
(1)	Set up as collateral of repo transactions with financial institutions.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bond transactions.
(4)	Set up as collateral to operate in A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZXD26, TZXD7, TTJ26 and TTD26). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.
(5)	Set up as collateral to operate in A3 Mercados S.A. and Bolsas y Mercados Argentinos S.A. (BYMA) on foreign currency forward transactions and futures contracts. As of December 31, 2025, the trust is composed of Treasury Bills (Species D16E6), Bonds for the reconstruction of a free Argentina (Species S1B, S1C and S1D), Private Securities (Species YM35O) and dollars in cash. As of December 31, 2024, it was composed of dollars in cash.

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	12.31.25	12.31.24

Tax advances	-	59,431,853

	-	59,431,853

12.2. Current income tax liabilities

The composition of current income tax liabilities disclosed in the Separate Statement of Financial Position is as follows:

	12.31.25	12.31.24

Income tax provision	82,580,883	-
Collections and withholdings	(178,364)	-

	82,402,519	-

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		12.31.25
	Al 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	59,268,112	94,459,482	-	153,727,594	-
Provisions	73,721,241	(14,997,200)	-	58,724,041	-
Loans and cards commissions	9,836,856	4,178,036	-	14,014,892	-
Organizational expenses and others	(58,327,988)	(19,814,544)	-	-	(78,142,532)
Property and equipment and miscellaneous assets	(106,443,190)	(5,365,560)	-	-	(111,808,750)
Debt securities, investments in equity instruments and derivative instruments	(19,511,723)	26,656,219	-	7,144,496	-
Tax loss	64,706,907	(64,706,907)	-	-	-
Other	69	(17)	-	52	-

Balance	23,250,284	20,409,509	-	233,611,075	(189,951,282)

Offsettings				(189,951,282)	189,951,282

Net deferred assets				43,659,793	-

Account		Changes recognized through		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	35,321,822	23,946,290	-	59,268,112	-
Provisions	101,995,823	(28,274,582)	-	73,721,241	-
Loans and cards commissions	10,341,365	(504,509)	-	9,836,856	-
Organizational expenses and others	(48,315,148)	(10,012,840)	-	-	(58,327,988)
Property and equipment and miscellaneous assets	(119,489,450)	13,046,260	-	-	(106,443,190)
Debt securities, investments in equity instruments and derivative instruments	(49,960,046)	30,448,323	-	-	(19,511,723)
Tax inflation adjustment	3,026,876	(3,026,876)	-	-	-
Tax loss	-	64,706,907	-	64,706,907	-
Other	149	(80)	-	69	-

Balance	(67,078,609)	90,328,893	-	207,533,185	(184,282,901)

Offsettings				(184,282,901)	184,282,901
Net deferred assets				23,250,284	-

12.4. Income tax

Below are the main components of the income tax expense in the separate financial statements:

	12.31.25	12.31.24

Current income tax expense	(136,408,877)	(178,302,828)
Income/(loss) from deferred income tax	20,409,509	90,328,893

Income tax recognized through profit or loss	(115,999,368)	(87,973,935)

Income tax recognized through OCI	51,458,298	226,511,805

Total income tax	(64,541,070)	138,537,870

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal year ended December 31, 2025 and 2024 was 32% and 16%, respectively.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2025, comparative with the previous year:

	12.31.25	12.31.24

Income before income tax	365,990,733	552,657,474
Income tax rate	35%	35%

Tax on taxable income	128,096,757	193,430,116

Permanent differences:
Non-taxable income	(33,005,002)	(17,592,040)
Non-income tax deductible expenses	—	2,716,780
Accounting inflation adjustment	299,841,044	882,745,827
Tax inflation adjustment	(278,394,128)	(983,973,999)
Other	(539,303)	10,647,251

Income tax expense	115,999,368	87,973,935

In addition, see supplementary information included in note 11 to the consolidated financial statements.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	12.31.25	12.31.24

Private securities - Shares of other non-controlled companies (1)	10,059,817	10,727,920

TOTAL	10,059,817	10,727,920

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	12.31.25	12.31.24

Compensadora Electrónica S.A.	4,687,121	3,205,818
A3 Mercado S.A. (formerly Mercado Abierto Electrónico S.A.)	4,294,797	1,330,984
Banco Latinoamericano de Exportaciones S.A.	1,310,020	968,160
Seguro de Depósitos S.A.	361,110	352,904
Other	76,483	65,181

TOTAL	10,729,531	5,923,047

A breakdown of this information is provided in Exhibit A.

14. Investments in subsidiaries

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.25	12.31.24

Subsidiaries
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	83,784,112	40,536,222
Volkswagen Financial Services Compañía Financiera S.A.	45,039,390	38,685,056
FCA Compañía Financiera S.A. (3)	38,308,000	-
PSA Finance Arg. Cía. Financiera S.A.	29,318,426	17,958,802
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	206,657	248,760

Associates
Rombo Compañía Financiera S.A.	22,445,780	13,625,569
BBVA Seguros Argentina S.A.	8,308,487	9,756,279
Interbanking S.A.	4,814,031	4,440,690
Play Digital S.A. (1)	2,093,175	2,538,980
Openpay Argentina S.A. (2)	905,280	970,324

TOTAL	235,223,338	128,760,682

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of September 30, 2025. Additionally, significant transactions carried out or events that occurred between October 1 and December 31, 2025 have been considered. In addition, on August 23, 2024, a new capital contribution was made for 427,401 (628,444 in restated values).
(2)	On October 6, 2025, a capital contribution was made, amounting to 187,650 (197,761 in restated values), which was paid in in cash. In addition, on July 4, 2024, a capital contribution was made, amounting to 250,377 (383,511 in restated values), which was also paid in in cash.
(3)	In addition, see also the information under Closing of the acquisition of 50% of FCA Compañía Financiera S.A.’s capital stock and determination of final price in Note 2.2 to the consolidated financial statements.

15. Property and equipment

Breakdown is as follows:

	12.31.25	12.31.24

Real Estate	579,311,519	574,106,988
Furniture and facilities	107,857,176	108,659,514
Right of use - Real estate (1)	84,291,892	74,896,128
Machinery and equipment	72,413,819	63,715,551
Works in progress	48,505,617	26,129,042
Vehicles	3,250,307	2,509,451

TOTAL	895,630,330	850,016,674

(1)	The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate financial statements.

As mentioned in Note 2.3.12, as of December 31, 2025 and 2024, the recoverable value of Property and equipment exceeds its accounting balance.

The changes in this item for the years 2025 and 2024 are reported in Exhibit F.

16. Intangible assets

Breakdown is as follows:

	12.31.25	12.31.24

Own systems development expenses	117,760,737	90,270,016

TOTAL	117,760,737	90,270,016

The changes in this item for the years 2025 and 2024 are reported in Exhibit “G”.

17. Other non-financial assets

Breakdown is as follows:

	12.31.25	12.31.24

Investment properties (Exhibit F)	181,467,617	175,305,306
Prepayments	36,587,201	36,801,705
Tax advances	31,882,239	19,747,326
Advances to suppliers of goods	25,833,654	22,805,745
Advances to personnel	18,479,082	14,439,712
Other miscellaneous assets	11,253,175	16,519,584
Foreclosed assets	145,259	148,615
Other	4,220,435	3,430,942

TOTAL	309,868,662	289,198,935

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The changes in investment property for the years 2025 and 2024 are reported in Exhibit F.

As mentioned in note 2.3.12 as of December 31, 2025 and 2024, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such dates in the properties detailed below:

Account	Impairment
	12.31.25	12.31.24

Rented Real Estate – Della Paolera	(16,078,326)	(14,309,711)
Rented Real Estate – Edificio Tesla	(11,955,301)	(11,320,831)
Rented Real Estate – Torre BBVA	(9,574,999)	(21,947,295)
Rented Real Estate - Viamonte	(2,106,642)	(1,956,890)
Rented Real Estate – Mar del Plata	(66,392)	-
Other investment property – City of Buenos Aires	(90,926)	-
Other investment property - Caseros	(11,161)	-
Other investment property - Mendoza	(800)	-

TOTAL	(39,884,547)	(49,534,727)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	12.31.25	12.31.24

Real Estate held for sale – Villa del Parque	1,736,491	1,986,252
Real Estate held for sale - Llavallol	483,198	1,091,787
Real Estate held for sale - Avellaneda	392,597	453,636
Real Estate held for sale - Villa Lynch	358,941	358,941
Real Estate held for sale - Bernal	264,987	264,986
Real Estate held for sale – Fisherton (1)	-	776,976

TOTAL	3,236,214	4,932,578

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 as of December 31, 2025 and 2024, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such dates detailed below:

Account	Impairment
	12.31.25	12.31.24

Real Estate held for sale - Llavallol	(608,588)	-
Real Estate held for sale – Villa del Parque	(249,761)	-
Real Estate held for sale – Avellaneda	(61,038)	-
Real Estate held for sale - Fisherton	-	(1,303,228)

TOTAL	(919,387)	(1,303,228)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.25	12.31.24

Non-financial Government sector	469,310,023	158,665,987
Financial sector	9,098,215	51,856,279
Non-financial Private Sector and Residents Abroad	16,770,700,039	12,893,894,806
Savings accounts	6,924,199,951	6,010,526,903
Time deposits	6,917,848,746	4,068,203,131
Checking accounts	2,857,999,341	2,343,522,818
Investment accounts	3,536,490	399,582,546
Other	67,115,511	72,059,408

TOTAL	17,249,108,277	13,104,417,072

20. Liabilities at fair value through profit or loss

No balance is recorded for the fiscal years ended December 31, 2025 and 2024.

21. Other financial liabilities

Breakdown is as follows:

	12.31.25	12.31.24

Obligations from financing of purchases	1,296,011,084	1,193,709,742
Collections and other transactions on behalf of third parties	106,802,439	136,410,663
Lease liabilities (Note 25)	51,386,888	42,495,725
Payment orders pending credit	42,693,755	38,747,939
Funds collected under ARCA’s instructions	42,670,044	25,161,575
Receivables for spot purchases pending settlement	9,729,962	11,763,147
Commissions accrued payable	188,525	224,727
Cash and cash equivalents from spot purchases or sales pending settlement	-	39,940,452
Other	133,428,492	78,308,228

TOTAL	1,682,911,189	1,566,762,198

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	12.31.25	12.31.24

Foreign financial institutions	263,792,015	57,587,681
Local financial institutions	96,117,942	1,022,395
BCRA	1,722,610	306,398

TOTAL	361,632,567	58,916,474

23. Corporate bonds issued

As of December 31, 2025 and 2024, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 12.31.25	Outstanding securities as of 12.31.24

Class 32 BBVA - US$	02.27.25	16,510	02.27.26	FIXED 3.5%	Upon maturity	24,094,970	-
Class 34 BBVA - AR$	02.27.25	56,002,870	02.27.26	TAMAR + 2.75%	Quarterly	56,002,870	-
Class 35 BBVA - US$	06.03.25	62,313	06.03.26	FIXED 5.75%	Semiannually	90,940,202	-
Class 36 BBVA - AR$	06.10.25	119,860,155	06.10.26	TAMAR + 3.20%	Quarterly	119,860,155	-
Class 37 BBVA - US$	08.22.25	43,355	08.22.26	FIXED 6%	Semiannually	63,273,205	-
Class 38 BBVA - AR$	11.20.25	43,540,192	11.20.26	TAMAR + 3.50%	Quarterly	43,540,192	-
Class 39 BBVA - US$	12.05.25	50,000	12.05.26	FIXED 5.75%	Semiannually	72,970,835	-
Class 29 BBVA - AR$	09.23.24	24,500,000	06.23.25	BADLAR + 5%	Quarterly	-	32,229,272
Class 30 BBVA - AR$	12.12.24	24,150,965	09.12.25	FIXED TEM 2.75%	Upon maturity	-	19,848,279
Class 31 BBVA - AR$	12.12.24	37,706,733	12.12.25	TAMAR + 2.74%	Quarterly	-	49,602,472

				Total Principal		470,682,429	101,680,023
				Accrued Interest		8,567,292	1,668,684
				Total Principal and Interest accrued		479,249,721	103,348,707

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated 11/29/2004, extended by Resolution No. 16,010 dated 11/06/2008. The increase in the total outstanding amount of the Program was authorized by Resolution No. 16,611 dated 07/21/2011 and Resolution No. 16,826 dated 05/30/2012. Additionally, a new extension of the Program term was authorized by Resolution No. 17,127 dated 07/11/2013, while the amendment to its general terms and conditions, extension of its validity, and increase in the maximum amount were authorized by Resolution No. RESFC-2018-19516-APN-DIR#CNV dated 05/17/2018. The extension of the Program term, reduction of the amount, and amendment to certain terms and conditions were authorized by Provision No. DI-2022-36-APN-GE#CNV dated 07/13/2022 by the CNV. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.

24. Other non-financial liabilities

Breakdown is as follows:

	12.31.25	12.31.24

Miscellaneous creditors	297,838,394	331,421,921
Short-term personnel benefits	142,765,617	141,410,088
Other collections and withholdings	113,546,919	121,460,033
Advances collected	86,653,910	92,097,291
Other taxes payable	84,017,660	53,570,380
Dividends payable (1)	11,801,738	-
Long-term personnel benefits	5,844,480	6,018,184
For contract liabilities	2,762,463	8,807,420
Termination benefits payable	1,230,000	5,630,401
Social security payment orders pending settlement	907,452	1,272,839
Other	3,175,153	1,686,477

TOTAL	750,543,786	763,375,034

(1)     See Note 45 to the consolidated financial statements.

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2025 and 2024:

Rights of use under leases

The changes in this item for the years 2025 and 2024 are reported in Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.25	12.31.24

Up to one year	2,878,760	386,286	3,265,046	1,358,098

From 1 to 5 years	26,590,697	6,557,864	33,148,561	28,848,351

More than 5 years	14,973,281	-	14,973,281	12,289,276

			51,386,888	42,495,725

Interest and exchange rate difference recognized in profit or loss

	12.31.25	12.31.24

Other operating expenses

Interest on lease liabilities (Note 39)	(4,993,952)	(5,377,124)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(13,138,015)	(9,656,681)

26. Analysis of the evolution of financing activities

The following table provides a reconciliation between the opening and closing balances of the main liabilities arising from financing activities:

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	12.31.25
Financial liabilities

Opening balance	103,348,707	42,495,724	58,916,475	204,760,906

Cash flow
Issuance - Non-subordinated corporate bonds	483,851,183	-	-	483,851,183
Increases of financing from local financial institutions	-	-	99,450,946	99,450,946
Other increases related to financing activities	-	-	203,006,418	203,006,418
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	(133,848,492)	-	-	(133,848,492)
Payment of lease liabilities	-	(16,414,468)	-	(16,414,468)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	19,503,380	-	19,503,380
Accrued interest and adjustments	59,866,908	18,131,967	8,651,609	86,650,484
Monetary gain/(loss) generated by financial liabilities	(33,968,585)	(12,329,715)	(8,392,881)	(54,691,181)

Balance at fiscal year-end	479,249,721	51,386,888	361,632,567	892,269,176

	Corporate bonds issued	Other non-financial liabilities - Lease liabilities	Financing received from the BCRA and other financial institutions	12.31.24
Financial liabilities

Opening balance	-	67,326,345	10,398,030	77,724,375

Cash flow
Issuance - Non-subordinated corporate bonds	104,267,358	-	-	104,267,358
Increases of financing from local financial institutions	-	-	-	-
Other increases related to financing activities	-	-	49,437,061	49,437,061
Payment of principal and interest – Non-subordinated corporate bonds and financing from local financial institutions	-	-	(928,832)	(928,832)
Payment of lease liabilities	-	(17,184,034)	-	(17,184,034)

Transactions that do not generate cash flows
Additions - Right of use of leased properties	-	17,983,174	-	17,983,174
Accrued interest and adjustments	3,887,354	15,033,805	2,143,565	21,064,724
Monetary gain/(loss) generated by financial liabilities	(4,806,005)	(40,663,566)	(2,133,349)	(47,602,920)

Balance at fiscal year-end	103,348,707	42,495,724	58,916,475	204,760,906

27. Interest income

Breakdown is as follows:

	12.31.25	12.31.24

Interest from instruments	936,559,886	762,890,456
Interest from government securities	813,984,609	835,054,687
Interest from credit card loans	784,477,707	568,139,062
Interest from consumer loans	755,439,121	401,920,077
Interest from overdrafts	459,837,388	398,660,289
CER clause adjustment	377,730,451	1,293,619,026
Interest from other loans	306,997,811	131,624,909
UVA clause adjustment	159,893,061	284,206,883
Interest from loans to the financial sector	151,811,060	80,580,884
Interest from loans for the prefinancing and financing of exports	115,867,339	21,916,652
Interest from pledge loans	39,240,014	32,593,984
Interest from mortgage loans	36,002,504	20,174,400
Interest from finance leases	14,880,362	13,837,867
Interest from private securities	4,420,213	5,733,351
Premium for reverse repurchase agreements	293,225	1,112,693,899
Other financial interest income	46,020,633	10,353,134

TOTAL	5,003,455,384	5,973,999,560

28. Interest expense

Breakdown is as follows:

	12.31.25	12.31.24

Interest from time deposits	1,904,923,624	1,389,061,031
Interest from current accounts deposits	346,637,469	629,838,771
Interest from other financial liabilities	115,051,362	15,957,677
Premium for repurchase agreements	26,679,410	1,066,557
UVA clause adjustment	13,861,871	175,464,814
Borrowing surety bond transactions	9,648,215	15,654,376
Interest from savings accounts deposits	8,077,793	24,119,382
Interfinancial loans received	5,989,511	2,800,980

TOTAL	2,430,869,255	2,253,963,588

29. Commission income

Breakdown is as follows:

	12.31.25	12.31.24

For credit cards	463,057,688	361,044,887
Linked to liabilities	233,142,878	203,707,427
From insurance	31,443,824	26,019,023
From foreign trade and foreign currency transactions	32,549,139	34,153,662
Linked to securities	21,531,112	25,421,570
Linked to loans	14,932,274	16,761,720
Linked to loan commitments	2,425,110	1,106,426
From guarantees granted	350,199	583,329

TOTAL	799,432,224	668,798,044

30. Commission expenses

Breakdown is as follows:

	12.31.25	12.31.24

For credit and debit cards	199,066,505	183,422,595
For foreign trade transactions	83,104,463	81,365,404
For payment of wages	29,166,195	32,622,130
For new channels	18,180,048	24,872,539
For data processing	11,495,555	15,446,484
For advertising campaigns	1,889,796	867,973
Linked to transactions with securities	930,649	169,823
Other commission expenses	28,394,082	25,103,839

TOTAL	372,227,293	363,870,787

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	12.31.25	12.31.24
Gain/(loss) from government securities	118,004,243	203,271,761
Gain from private securities	877,317	1,844,965
Gain from corporate bonds	4,265	1,989,908
Interest rate swaps	(188,203)	1,355,571
Gain/(loss) from foreign currency forward transactions	(14,328,887)	(19,586,349)
Loss from put options taken	-	(902,112)
Others	222,028	3,783

TOTAL	104,590,763	187,977,527

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	12.31.25	12.31.24

Income from sale of government securities	143,842,636	308,855,022
Income from sale of private securities	1,824,951	6,982,376

TOTAL	145,667,587	315,837,398

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	12.31.25	12.31.24

Income from trading in foreign currency	206,848,887	77,670,011
Conversion of foreign currency assets and liabilities into pesos	(11,301,822)	(4,838,274)

TOTAL	195,547,065	72,831,737

34. Other operating income

Breakdown is as follows:

	12.31.25	12.31.24

Adjustments and interest on miscellaneous receivables	47,907,049	60,684,923
Rental of safe deposit boxes	38,332,161	29,343,229
Loans recovered	33,007,139	15,513,269
Debit and credit card commissions	30,064,234	18,742,485
Punitive interest	26,222,271	9,414,901
Impairment recovered (Exhibit F)	9,753,067	6,020,461
Rent	9,294,045	7,554,847
Fees expenses recovered	7,526,209	5,882,044
Commission from syndicated transactions	3,428,346	2,001,074
Allowances reversed	-	1,065,965
Other operating income	46,604,497	29,301,453

TOTAL	252,139,018	185,524,651

35. Impairment of financial assets

Breakdown is as follows:

	12.31.25	12.31.24

Financial assets at amortized cost
Loan loss allowance in pesos (1)	791,263,834	272,269,218
Loan loss allowance in foreign currency	5,575,077	8,260,335

Financial assets at fair value through OCI
Correction of value due to credit losses (2)	(74,510)	(74,481)

TOTAL	796,764,401	280,455,072

(1)	It mainly represents loans and other financing.
(2)	It represents debt securities.

36. Personnel benefits

Breakdown is as follows

	12.31.25	12.31.24

Salaries	355,390,478	347,166,415
Social security withholdings and collections	107,398,068	107,094,678
Other short-term personnel benefits	89,377,438	120,956,054
Personnel services	19,087,359	16,697,448
Personnel compensation and bonuses	18,268,109	70,333,713
Termination personnel benefits (Exhibit J)	775,156	1,486,193
Other long-term personnel benefits	1,403,157	2,616,141

TOTAL	591,699,765	666,350,642

37. Administrative expenses

Breakdown is as follows:

	12.31.25	12.31.24

Contracted administrative services	108,630,008	113,352,040
Taxes	80,009,416	159,431,396
Rent	71,675,249	89,343,012
Armored transportation services	64,838,732	63,731,531
Maintenance and repair costs	62,503,453	63,408,992
Advertising	50,117,844	44,217,476
Documents distribution	31,035,191	29,976,302
Security services	28,167,125	21,730,721
Electricity and communications	27,473,912	25,859,147
Other fees	24,926,682	19,513,200
IT	24,812,538	42,867,230
Trade reports	17,493,196	15,220,638
Representation and travel expenses	6,541,535	4,803,945
Insurance	5,695,534	5,559,246
Stationery and supplies	1,045,360	1,009,455
Fees to Bank Directors and Supervisory Committee	852,570	785,414
Other administrative expenses	30,870,407	30,875,347

TOTAL	636,688,752	731,685,092

38. Asset depreciation and impairment

Breakdown is as follows:

	12.31.25	12.31.24

Property and equipment	79,595,625	70,819,316
Intangible assets	20,923,336	24,383,056
Right of use of leased real estate	6,164,495	4,969,941
Depreciation of other assets	3,491,226	3,554,120
Income from sale or impairment of property, plant and equipment	35,293	-

TOTAL	110,209,975	103,726,433

39. Other operating expenses

Breakdown is as follows:

	12.31.25	12.31.24

Turnover tax	487,669,437	394,729,807
Initial recognition of loans (See Note 2.3.4.a))	112,481,960	34,961,517
Other operating expenses	67,343,525	40,444,777
Contribution to the Deposit Guarantee Fund	23,868,623	14,371,928
Other allowances (Exhibit J)	15,232,849	60,956,246

Claims	14,057,172	5,449,311
Interest on lease liabilities (Note 25)	4,993,952	5,377,124
Adjustment for restatement of dividends in constant currency	3,294,680	16,381,760
Income from sale or impairment of investment property and other non-financial assets	1,022,274	49,445,726
TOTAL	729,964,472	622,118,196

40. Restricted assets

As of December 31, 2025 and 2024, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	12.31.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	-	7,726

Total	-	7,726

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 1,170,945,964 and 609,021,453 as of December 31, 2025 and 2024, respectively (see Note 11 to these separate financial statements).

41. Minimum cash and minimum capital requirements

41.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.25	12.31.24

Balances at the BCRA

BCRA - Current account not restricted	2,165,865,584	996,656,856
BCRA - Special guarantee accounts - restricted (Note 11)	347,046,379	278,581,901

	2,512,911,963	1,275,238,757

Government securities in pesos – At fair value through OCI (1)	2,384,960,753	2,634,765,198
Government securities in pesos – At amortized cost (1)	583,978,156	210,350,998

TOTAL	5,481,850,872	4,120,354,953

(1) See detail of securities considered (identified with (1)), as of December 31, 2025, in Exhibit A to the separate financial statements.

41.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – Individual basis	12.31.25	12.31.24

Credit risk	(1,314,724,961)	(925,937,490)
Operational risk	(60,654,137)	(322,122,514)
Market risk	(5,077,986)	(3,282,166)

Paid-in	2,934,488,961	2,967,695,842

Surplus	1,554,031,877	1,716,353,672

42. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	balance	balance	Position with no		Final
		value	level	12.31.25	12.31.24	options	Options	position

Local:
Government Securities - In pesos

Argentine Treasury Bond Capitalizable in pesos. Maturity 02-13-2026	9314	81,391,861	1	81,391,861	8,775,833	81,391,861	-	81,391,861
Argentine Treasury Bond Capitalizable in pesos. Maturity 01-30-2026	9316	69,765,920	1	69,765,920	-	69,765,920	-	69,765,920
Argentine Treasury Bill adjusted by Cer. Maturity 11-30-2026	9371	32,016,031	2	32,016,031	-	32,016,031	-	32,016,031
Argentine Treasury Bill adjusted by Cer. Maturity 05-29-2026	9363	24,626,664	1	24,626,664	-	24,626,664	-	24,626,664
Argentine Treasury Bond in pesos adjusted by Cer. Maturity 03-31-2026	9257	23,877,555	1	23,877,555	15,467,671	23,877,555	-	23,877,555
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026	9351	16,111,694	1	16,111,694	-	16,111,694	-	16,111,694
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-27-2026	9346	9,220,113	1	9,220,113	-	9,220,113	-	9,220,113
Argentine Treasury Bill Capitalizable in Pesos. Maturity 11-30-2026	9368	9,152,759	2	9,152,759	-	9,152,759	-	9,152,759
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-29-2026	9333	8,901,455	1	8,901,455	-	8,901,455	-	8,901,455
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026	9367	3,824,164	1	3,824,164	-	3,824,164	-	3,824,164
Argentine Treasury Bond in pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	3,733,466	1	3,733,466	-	3,733,466	-	3,733,466
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-31-2026	9357	2,250,170	1	2,250,170	-	2,250,170	-	2,250,170
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	882,864	1	882,864	-	882,864	-	882,864
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026	9319	667,639	1	667,639	-	667,639	-	667,639
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-16-2025	9300	-	1	-	60,015,466	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 10-31-2025	9312	-	2	-	9,754,242	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	5,173,715	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-28-2025	9303	-	1	-	4,229,970	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-15-2025	9308	-	1	-	2,882,428	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,691,922	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	2,659,104	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,526,054	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	2,382,044	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	1,574,020	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	-	1	-	1,344,596	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	591,349	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	186,800	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	36,143	-	-	-

Subtotal Government Securities - In pesos		286,422,355		286,422,355	120,291,357	286,422,355	-	286,422,355

Government Securities – In foreign currency

Argentine Treasury Bill in USD Zero Coupon. Maturity 01-30-2026	9354	14,434,761	1	14,434,761	-	14,434,761	-	14,434,761
Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	122,660	1	122,660	-	122,660	-	122,660
Bond AL30 Local Law USD Step Up. Maturity 07-09-2030	5921	74,848	1	74,848	87,110	74,848	-	74,848

Subtotal Government Securities – In foreign currency		14,632,269		14,632,269	87,110	14,632,269	-	14,632,269

Private Securities - In pesos

Corporate Bond Arcor in Pesos Series 3. Maturity 12-15-2026	59072	314,022	2	314,022	-	314,022	-	314,022

Subtotal Private Securities - In pesos		314,022		314,022	-	314,022	-	314,022

Private Securities – In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 in USD. Maturity 06-03-2028	59037	176,881	2	176,881	-	176,881	-	176,881

Subtotal Private Securities- In foreign currency		176,881		176,881	-	176,881	-	176,881

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		301,545,527		301,545,527	120,378,467	301,545,527	-	301,545,527

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	balance	balance	Position with no		Final
		value	level	12.31.25	12.31.24	options	Options	position

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bond in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	429,459,063	1	429,459,063	519,491,185	429,459,063	-	429,459,063
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 04-30-2026 (1)	9360	336,456,250	2	336,456,250	-	336,456,250	-	336,456,250
Argentine Treasury Bond in pesos at Dual rate. Maturity 03-16-2026 (1)	9319	289,826,625	1	289,826,625	-	289,826,625	-	289,826,625
Argentine Treasury Bond in pesos at Dual rate. Maturity 09-15-2026 (1)	9321	275,420,451	1	275,420,451	-	275,420,451	-	275,420,451
Argentine Treasury Bond in pesos at Dual rate. Maturity 12-15-2026 (1)	9323	264,524,334	1	264,524,334	-	264,524,334	-	264,524,334
Argentine Treasury Bond in pesos at Dual rate. Maturity 06-30-2026 (1)	9320	196,198,742	1	196,198,742	-	196,198,742	-	196,198,742
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	157,628,777	1	157,628,777	188,289,723	157,628,777	-	157,628,777
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-30-2026 (1)	9351	129,257,280	1	129,257,280	-	129,257,280	-	129,257,280
Argentine Treasury Bond in pesos adjusted by Cer. Maturity 10-30-2026 (1)	9313	124,470,583	1	124,470,583	-	124,470,583	-	124,470,583
Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 08-31-2026 (1)	9358	103,726,080	1	103,726,080	-	103,726,080	-	103,726,080
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-17-2026 (1)	9367	50,054,500	1	50,054,500	-	50,054,500	-	50,054,500
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	27,938,068	1	27,938,068	34,793,813	27,938,068	-	27,938,068
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 03-31-2027	9264	16,117,673	1	16,117,673	-	16,117,673	-	16,117,673
Argentine Treasury Bond in pesos at Fixed Rate. Maturity 05-30-2030	9334	6,892,784	1	6,892,784	-	6,892,784	-	6,892,784
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2027	9250	4,215,656	1	4,215,656	-	4,215,656	-	4,215,656
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	326,351,856	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	323,744,254	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	-	1	-	323,029,081	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	213,454,174	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 07-31-2025	9305	-	1	-	204,481,254	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025	9310	-	1	-	173,314,556	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	168,668,279	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	84,881,379	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	84,059,204	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	76,396,530	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	46,489,081	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	42,851,777	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	42,851,777	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	41,470,523	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	39,316,423	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	24,574,583	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 2%. Maturity 11-9-2026	5925	-	1	-	8,127,032	-	-	-
Argentine Treasury Bond in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	7,912,615	-	-	-
Argentine Treasury Bill Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	1,103,688	-	-	-

Subtotal Government Securities - In pesos		2,412,186,866		2,412,186,866	2,975,652,787	2,412,186,866	-	2,412,186,866

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	balance	balance	Position with no		Final
		value	level	12.31.25	12.31.24	options	Options	position

OTHER DEBT SECURITIES (Continued)

Government Securities – In foreign currency

Argentine Treasury Bill in USD Zero Coupon. Maturity 01-16-2026	9327	4,735,799	1	4,735,799	-	4,735,799	-	4,735,799

Subtotal Government Securities – in foreign currency		4,735,799		4,735,799	-	4,735,799	-	4,735,799

BCRA Notes - In foreign currency

Bond for the Reconstruction of a Free Argentina - Class 1. Maturity 10-31-2027 (Series C)	9236	-	2	-	14,444,664	-	-	-
Bond for the Reconstruction of a Free Argentina - Class 1. Maturity 10-31-2027 (Series D)	9237	-	2	-	14,168,958	-	-	-
Bond for the Reconstruction of a Free Argentina - Class 1. Maturity 10-31-2027 (Series A)	9234	-	2	-	10,360,418	-	-	-
Bond for the Reconstruction of a Free Argentina - Class 1. Maturity 10-31-2027 (Series B)	9235	-	2	-	9,828,855	-	-	-

Subtotal BCRA Notes – In foreign currency		-		-	48,802,895	-	-	-

Private securities – In pesos

Corporate Bond Mercado Pago Series 1 in pesos at TAMAR rate. Maturity 07-18-2026	58794	6,330,000	1	6,330,000	-	6,330,000	-	6,330,000
Corporate Bond FCA Compañía Financiera Series 20 in pesos. Maturity 03-01-2026	58274	654,930	2	654,930	2,661,430	654,930	-	654,930
Corporate Bond New San S.A. in pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	357,686	-	-	-
Corporate Bond Bco de Serv. Financieros Cl. 24 in pesos at Variable Rate. Maturity 02-02-2025	57560	-	3	-	280,422	-	-	-
Corporate Bond New San S.A. in pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	-	3	-	225,068	-	-	-
Corporate Bond Refi Pampa Series 2 in pesos Uva. Maturity 05-06-2025	56123	-	3	-	142,420	-	-	-

Subtotal Private Securities – In pesos		6,984,930		6,984,930	3,667,026	6,984,930	-	6,984,930

Private Securities - In foreign currency

Corporate Bond CNH Industrial Capital Argentina Series 10 in USD. Maturity 06-03-2028	59037	4,422,034	2	4,422,034	-	4,422,034	-	4,422,034
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	4,408,514	1	4,408,514	3,793,350	4,408,514	-	4,408,514
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	3,646,717	1	3,646,717	-	3,646,717	-	3,646,717
Corporate Bond Petroquímica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	3,422,332	1	3,422,332	3,353,679	3,422,332	-	3,422,332
Corporate Bond 360 Energy Solar S.A. Series 4 in USD. Maturity 10-30-2027	58187	3,353,010	1	3,353,010	3,509,309	3,353,010	-	3,353,010
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,804,442	1	2,804,442	2,708,048	2,804,442	-	2,804,442
Corporate Bond CAPEX S.A. Series 10 USD. Maturity 07-05-2027	57880	2,569,880	2	2,569,880	2,169,543	2,569,880	-	2,569,880
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,873,434	1	2,873,434	2,785,942	2,873,434	-	2,873,434
Corporate Bond YPF Series 35 in USD. Maturity 02-27-2027	58484	1,762,683	1	1,762,683	-	1,762,683	-	1,762,683
Corporate Bond CAPEX S.A. Series 11 USD. Maturity 06-17-2028	58728	2,156,288	2	2,156,288	-	2,156,288	-	2,156,288
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,559,462	1	1,559,462	1,330,384	1,559,462	-	1,559,462
Corporate Bond Petroquímica Comodoro Rivadavia S.A. Series T in USD. Maturity 07-21-2028	58798	1,492,983	2	1,492,983	-	1,492,983	-	1,492,983
Corporate Bond John Deere Credit Cia Financiera S.A. Series X USD. Maturity 03-08-2026	57639	1,475,644	2	1,475,644	1,338,504	1,475,644	-	1,475,644
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	-	2	-	2,730,248	-	-	-
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	58129	-	2	-	4,005,883	-	-	-
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	-	2	-	2,291,942	-	-	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 43 in USD. Maturity 03-08-2027	57644	-	2	-	2,695,844	-	-	-
Corporate Bond Pampa Energia S.A. Series 20 in USD. Maturity 03-26-2026	57682	-	2	-	1,381,837	-	-	-
Corporate Bond Ledesma Series 15 USD at fixed rate. Maturity 10-04-2027	58426	424,690	1	424,690	-	424,690	-	424,690
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	5,504,060	-	-	-
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	-	2	-	4,102,026	-	-	-
Corporate Bond YPF Series 33 in USD. Maturity 10-10-2028	58130	-	2	-	2,034,896	-	-	-

Subtotal Private Securities – In foreign currency		36,372,113		36,372,113	45,735,495	36,372,113	-	36,372,113

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,460,279,708		2,460,279,708	3,073,858,203	2,460,279,708	-	2,460,279,708

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		HOLDING				POSITION
			Fair	Accounting	Accounting
Account	Identification	Fair	value	balance	balance	Position with no		Final
		value	level	12.31.25	12.31.24	options	Options	position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - en pesos

Argentine Treasury Bill Capitalizable in pesos at TAMAR rate. Maturity 16-01-2026 (1)	9342	570,256,000	1	561,135,419	-	561,135,419	-	561,135,419
Argentine Treasury Bond in pesos. Maturity 23-05-2027 (1)	9132	15,966,056	2	15,954,621	31,623,614	15,954,621	-	15,954,621
Argentine Treasury Bond in pesos at Private Badlar Rate 0.7%. Maturity 23-11-2027 (1)	9166	6,894,353	2	6,888,116	13,644,707	6,888,116	-	6,888,116
Argentine Treasury Bond in pesos. Maturity 23-08-2025	9196	-	2	-	165,082,677	-	-	-

Subtotal Government Securities – In pesos		593,116,409		583,978,156	210,350,998	583,978,156	-	583,978,156

TOTAL SECURITIES AT AMORTIZED COST		593,116,409		583,978,156	210,350,998	583,978,156	-	583,978,156

TOTAL OTHER DEBT SECURITIES		3,053,396,117		3,044,257,864	3,284,209,201	3,044,257,864	-	3,044,257,864

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA- Bolsas y Mercados Argentinos S.A. Share		7,477,421	1	7,477,421	7,975,690	7,477,421	-	7,477,421
VALO- Banco de Valores S.A. Share		2,582,396	1	2,582,396	2,752,230	2,582,396	-	2,582,396

Subtotal Private Securities - In pesos		10,059,817		10,059,817	10,727,920	10,059,817	-	10,059,817

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		10,059,817		10,059,817	10,727,920	10,059,817	-	10,059,817

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		4,687,121	3	4,687,121	3,205,818	4,687,121	-	4,687,121
A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.)		4,294,797	1	4,294,797	1,330,984	4,294,797	-	4,294,797
Seguro de Depósitos S.A.		361,110	3	361,110	352,904	361,110	-	361,110
Other		12,208	3	12,208	19,779	12,208	-	12,208

Subtotal Private Securities - In pesos		9,355,236		9,355,236	4,909,485	9,355,236	-	9,355,236

Foreign:
Private Securities – In foreign currency

Banco Latinoamericano de Exportaciones S.A.		1,310,020	2	1,310,020	968,160	1,310,020	-	1,310,020
Other		64,275	2	64,275	45,402	64,275	-	64,275

Subtotal Private Securities – In foreign currency		1,374,295		1,374,295	1,013,562	1,374,295	-	1,374,295

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		10,729,531		10,729,531	5,923,047	10,729,531	-	10,729,531

TOTAL EQUITY INSTRUMENTS		20,789,348		20,789,348	16,650,967	20,789,348	-	20,789,348

(1) It represents securities totally or partially computed for minimum cash requirements, Note 41.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Account	12.31.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	6,289,900,404	4,713,354,799
Preferred collaterals and counter-guarantees "A"	13,314,093	12,071,809
Preferred collaterals and counter-guarantees "B"	31,857,508	14,297,445
No preferred guarantees or counter guarantees	6,244,728,803	4,686,985,545

With special follow-up	10,915,615	-

Under observation	10,915,615	-
No preferred collaterals or counter-guarantees	10,915,615	-

	3,332,010	6.102.355
Troubled	8,887,296	4,383,194
No preferred guarantees or counter guarantees	8,887,296	4,383,194

With high risk of insolvency	13,554,499	454,285
Preferred collaterals and counter-guarantees "B"	-	359
No preferred guarantees or counter guarantees	13,554,499	453,926

Uncollectible	1,053,659	38,307
No preferred guarantees or counter guarantees	1,053,659	38,307

TOTAL	6,324,311,473	4,718,230,585

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Account	12.31.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	6,962,460,530	5,163,973,544
Preferred collaterals and counter-guarantees "A"	1,909,611	1,439,584
Preferred collaterals and counter-guarantees "B"	571,781,111	366,801,831
No preferred guarantees or counter guarantees	6,388,769,808	4,795,732,129

Low risk	313,726,651	75,565,064
Preferred collaterals and counter-guarantees "A"	8,136	-
Preferred collaterals and counter-guarantees "B"	9,016,167	6,088,509
No preferred guarantees or counter guarantees	304,702,348	69,476,555

Low risk - with special follow-up	16,058,927	3,080,719
Preferred collaterals and counter-guarantees "B"	57,846	-
No preferred guarantees or counter guarantees	16,001,081	3,080,719

Medium risk	278,672,658	59,969,322
Preferred collaterals and counter-guarantees "B"	1,116,825	784,547
No preferred guarantees or counter guarantees	277,555,833	59,184,775

High risk	302,685,164	46,431,847
Preferred collaterals and counter-guarantees "B"	10,361,450	2,480,012
No preferred guarantees or counter guarantees	292,323,714	43,951,835

Uncollectible	20,390,473	6,121,793
Preferred collaterals and counter-guarantees "A"	344	142
Preferred collaterals and counter-guarantees "B"	4,524,527	674,221
No preferred guarantees or counter guarantees	15,865,602	5,447,430

TOTAL	7,893,994,403	5,355,142,289

TOTAL GENERAL	14,218,305,876	10,073,372,874

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	12.31.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,549,533,021	10.90%	1,423,854,601	14.13%
50 following largest customers	2,006,949,090	14.12%	1,418,067,406	14.08%
100 following largest customers	1,240,664,690	8.73%	748,352,195	7.43%
All other customers	9,421,159,075	66.25%	6,483,098,672	64.36%

TOTAL	14,218,305,876	100.00%	10,073,372,874	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,115,757	8,516	12,774	25,548	29,806	-	3,192,401

Financial sector	-	239,676,832	80,047,058	69,315,353	124,421,981	105,054,693	3,212,984	621,728,901

Non-financial Private Sector and Residents Abroad	559,078,896	5,269,689,578	2,064,406,497	2,207,617,050	1,512,744,041	1,641,738,746	3,344,440,378	16,599,715,186

TOTAL	559,078,896	5,512,482,167	2,144,462,071	2,276,945,177	1,637,191,570	1,746,823,245	3,347,653,362	17,224,636,488

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,211,146	11,203	16,804	33,608	67,216	39,209	1,379,186

Financial sector	-	124,406,701	32,125,135	24,376,569	38,039,183	38,937,857	71,775	257,957,220

Non-financial Private Sector and Residents Abroad	99,766,040	3,809,740,446	1,692,312,856	1,438,634,029	1,058,702,986	1,220,612,266	2,429,655,662	11,749,424,285

TOTAL	99,766,040	3,935,358,293	1,724,449,194	1,463,027,402	1,096,775,777	1,259,617,339	2,429,766,646	12,008,760,691

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT E

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

								Information on the issuer
Account		Shares							Data of latest financial statements
Identification	Description		Fair	Votes				Principal	Fiscal	Share	Equity	Income/(loss)
		Class	value	per	Number	Amount		business	period/year	capital		for the
			per unit	share		12.31.25	12.31.24		end date			period/year
	IN FINANCIAL INSTITUTIONS

	Subsidiaries
	Local:

30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1.00 $	1	457,470,000	45,039,390	38,685,056	Financing	12/31/2025	897,000	88,312,528	12,459,478
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1,000.00 $	1	26,089	29,318,426	17,958,802	Financing	12/31/2025	52,178	58,636,852	22,719,270
30692304884	FCA Compañía Financiera S.A.	Common	1.00 $	1	360,715,321	38,308,000	—		12/31/2025	721,431	62,068,311	16,012,547
		Subtotal Subsidiaries				112,665,816	56,643,858
	Associates and joint ventures
	Local:

33707124909	Rombo Cía. Financiera S.A.	Common	1,000.00 $	1	24,000	22,445,780	13,625,569	Financing	12/31/2025	60,000	56,114,448	22,049,686

		Subtotal Associates and Joint ventures				22,445,780	13,625,569

		Total in Financial Institutions				135,111,596	70,269,427

	IN SUPPLEMENTARY SERVICES COMPANIES

	Subsidiaries
	Local:

30663323926	Consolidar Administradora de Fondos de Jubilaciones							Retirement and Pension Funds
	y Pensiones S.A.(undergoing liquidation proceedings)	Common	1.00 $	1	127,037,593	206,657	248,760	Manager Company	12/31/2025	235,739	383,480	3,036
30548590163	BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	1.00 $	1	242,524	83,784,112	40,536,222	Mutual Fund Manager	12/31/2025	243	83,784,112	43,247,670
		Subtotal Subsidiaries				83,990,769	40,784,982
	Associates and joint ventures
	Local:

30690783521	Interbanking S.A	Common	1.00 $	1	149,556	4,814,031	4,440,690	Electronic and IT services for financial market	12/31/2024	1,346	62,763,789	22,797,472
		Subtotal Associates and joint ventures				4,814,031	4,440,690
		Total in Supplementary service companies				88,804,800	45,225,672

	IN OTHER COMPANIES

	Associates and joint ventures
	Local:
30500064230	BBVA Seguros Argentina S.A.	Common	1.00 $	1	1,301,847	8,308,487	9,756,279	Insurance	12/31/2025	10,652	69,873,373	6,403,423
30716829436	Play Digital S.A.	Common	1.00 $	1	681,191,651	2,093,175	2,538,980	Electronic payment services	9/30/2025	6,042,337	10,713,747	2,045,264
30717168190	Openpay Argentina S.A.	Common	1.00 $	1	888,136,602	905,280	970,324	Electronic payment services	12/31/2025	7,099,414	7,248,279	(4,347,083)
		Subtotal Associates and joint ventures				11,306,942	13,265,583

		Total in Other Companies				11,306,942	13,265,583

						235,223,338	128,760,682

EXHIBIT F

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of pesos in constant currency - Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Depreciation
	Original	Total
Account	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.25
	of the year	in years			12.31.24

Property and equipment

Real property	665,146,195	50	19,714,251	650,217	91,039,207	650,217	14,509,720	104,898,710	579,311,519

Furniture and facilities	238,331,550	10	23,573,995	18,711,621	129,672,036	18,711,621	24,376,333	135,336,748	107,857,176

Machinery and equipment	101,379,702	5	48,305,715	17,141,679	37,664,151	17,141,679	39,607,447	60,129,919	72,413,819

Vehicles	7,309,745	5	1,913,487	474,477	4,800,294	403,971	1,102,125	5,498,448	3,250,307

Right of use of leased properties	139,899,806	10	19,245,253	10,066,454	65,003,678	6,381,460	6,164,495	64,786,713	84,291,892

Construction in progress	26,129,042	-	42,471,355	20,094,780	-	-	-	-	48,505,617

Total Property and equipment	1,178,196,040		155,224,056	67,139,228	328,179,366	43,288,948	85,760,120	370,650,538	895,630,330

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

						Impairment	Depreciation
	Original	Total
	value at the	estimated										Residual value as of
Account	beginning	useful life	Transfer	Additions	Derecognitions	Reversals	Accumulated as of	Transfer	Derecognitions	For the year	At year-end	12.31.24
	of the year	in years					12.31.23

Property and equipment

Real property	727,516,157	50	(62,880,448)	5,216,095	10,726,070	6,020,461	90,113,091	(7,496,896)	7,194,353	15,617,365	91,039,207	574,106,988

Furniture and facilities	236,508,486	10	-	23,583,521	21,760,457	-	126,906,735	-	21,760,396	24,525,697	129,672,036	108,659,514

Machinery and equipment	45,148,444	5	-	70,894,206	14,662,948	-	22,582,129	-	14,662,935	29,744,957	37,664,151	63,715,551

Vehicles	6,929,692	5	-	699,319	319,266	-	4,059,285	-	190,288	931,297	4,800,294	2,509,451

Right of use of leased properties	140,303,513	10	-	17,983,174	18,386,881	-	70,606,245	-	10,572,508	4,969,941	65,003,678	74,896,128

Construction in progress	11,687,031	-	-	22,951,005	8,508,994	-	-	-	-	-	-	26,129,042

Total Property and equipment	1,168,093,323		(62,880,448)	141,327,320	74,364,616	6,020,461	314,267,485	(7,496,896)	54,380,480	75,789,257	328,179,366	850,016,674

EXHIBIT F

(Continued)

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

			Impairment		Depreciation
	Original	Total
Account	value at the	estimated							Residual value as of
	beginning	useful life	Loss	Reversals	Accumulated as of	Transfer	For the year	At year-end	12.31.25
	of the year	in years			12.31.24

Leased real estate	194,915,936	50	-	9,753,067	9,753,067	22,801,508	3,401,658	26,203,166	178,465,837

Other investment property	3,982,290	10	102,887	-	-	791,412	86,211	877,623	3,001,780

Total Investment Property	198,898,226		102,887	9,753,067	9,753,067	23,592,920	3,487,869	27,080,789	181,467,617

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

				Impairment	Depreciation
	Original	Total
Account	value at the	estimated							Residual value as of
	beginning	useful life	Transfer	Loss	Accumulated as of	Transfer	For the year	At year-end	12.31.24
	of the year	in years			12.31.23

Leased real estate	180,887,535	50	62,880,448	48,852,047	11,849,141	7,496,896	3,455,471	22,801,508	172,114,428

Other investment property	3,982,290	10	-	-	705,199	-	86,213	791,412	3,190,878

Total Investment Property	184,869,825		62,880,448	48,852,047	12,554,340	7,496,896	3,541,684	23,592,920	175,305,306

EXHIBIT G

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Amortization
	Original	Total
	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.25
	of the year	in years			12.31.24

Own systems development expenses	117,614,133	5	80,267,329	44,630,071	27,344,117	12,776,799	20,923,336	35,490,654	117,760,737

Total Intangible assets	117,614,133		80,267,329	44,630,071	27,344,117	12,776,799	20,923,336	35,490,654	117,760,737

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Amortization
Account	Original	Total
	value at the	estimated							Residual value as of
	beginning	useful life	Additions	Derecognitions	Accumulated as of	Derecognitions	For the year	At year-end	12.31.24
	of the year	in years			12.31.23

Own systems development expenses	114,635,512	5	73,746,418	70,767,797	20,335,522	17,374,461	24,383,056	27,344,117	90,270,016

Total Intangible assets	114,635,512		73,746,418	70,767,797	20,335,522	17,374,461	24,383,056	27,344,117	90,270,016

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	12.31.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	3,641,133,519	21.11%	2,259,475,887	17.24%

50 following largest customers	2,626,899,560	15.23%	1,929,987,543	14.73%

100 following largest customers	972,677,777	5.64%	611,385,536	4.67%

All other customers	10,008,397,421	58.02%	8,303,568,106	63.36%

TOTAL	17,249,108,277	100.00%	13,104,417,072	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	15,618,384,061	1,293,870,564	497,273,812	117,887,862	14,508	-	17,527,430,807
Non-financial Government sector	476,375,978	2,288,107	-	-	-	-	478,664,085
Financial sector	9,098,215	-	-	-	-	-	9,098,215
Non-financial Private Sector and Residents Abroad	15,132,909,868	1,291,582,457	497,273,812	117,887,862	14,508	-	17,039,668,507
Derivative instruments	6,423,470	-	-	-	-	-	6,423,470
Repo transactions and surety bonds	443,712,802	-	-	-	-	-	443,712,802
Other financial institutions	443,712,802	-	-	-	-	-	443,712,802
Other financial liabilities	1,683,348,805	854,451	1,173,138	1,973,416	2,569,497	26,698,594	1,716,617,901
Financing received from the BCRA and other financial institutions	72,932,448	203,253,847	88,844,399	1,510,118	-	-	366,540,812
Corporate bonds issued	479,249,722	-	-	-	-	-	479,249,722

TOTAL	18,304,051,308	1,497,978,862	587,291,349	121,371,396	2,584,005	26,698,594	20,539,975,514

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	12,135,494,842	791,121,304	341,387,844	59,198,263	4,229	-	13,327,206,482
Non-financial Government sector	158,851,156	653,839	-	-	-	-	159,504,995
Financial sector	51,856,279	-	-	-	-	-	51,856,279
Non-financial Private Sector and Residents Abroad	11,924,787,407	790,467,465	341,387,844	59,198,263	4,229	-	13,115,845,208
Derivative instruments	5,075,959	-	-	-	-	-	5,075,959
Other financial liabilities	1,567,305,606	1,067,444	1,531,760	2,593,718	4,134,005	27,244,097	1,603,876,630
Financing received from the BCRA and other financial institutions	24,120,720	33,880,509	1,624,020	-	-	-	59,625,249
Corporate Bonds issued	1,668,684	-	14,006,675	87,673,349	-	-	103,348,708

TOTAL	13,733,665,811	826,069,257	358,550,299	149,465,330	4,138,234	27,244,097	15,099,133,028

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.25

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments (1)	29,966,455	-		225,182	-	(7,897,703)	21,843,570

	- For administrative, disciplinary and criminal penalties	6,577	-		-	-	(1,577)	5,000

	- Provisions for termination plans	2,302,570	775,156		-	-	(682,672)	2,395,054

	- Other	29,555,416	15,486,954	(2)	961,187	10,902,586	(7,818,662)	25,359,935

	TOTAL PROVISIONS	61,831,018	16,262,110		1,186,369	10,902,586	(16,400,614)	49,603,559

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).

PROVISIONS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments (1)	17,108,609	25,651,242	(3)	-	-	(12,793,396)	29,966,455

	- For administrative, disciplinary and criminal penalties	14,323	-		-	-	(7,746)	6,577

	- Provisions for termination plans	2,206,052	1,486,193		-	-	(1,389,675)	2,302,570

	- Other	39,665,243	35,352,347	(2)	1,065,965	7,645,511	(36,750,698)	29,555,416

	TOTAL PROVISIONS	58,994,227	62,489,782		1,065,965	7,645,511	(50,941,515)	61,831,018

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(4)	It includes an increase of 47,343 for exchange differences in foreign currency for contingent commitments.

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

SHARES				SHARE CAPITAL
Issued
Class	Number	Face	Votes	Outstanding	Paid-in
		Value	per
		per share	share

COMMON	612,710,079	1	1	612,710	612,710	(1)

(1) Registered with the Public Registry of Commerce.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

ACCOUNTS	TOTAL	AS OF 12.31.25 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.25	Dollar	Euro	Real	Other	12.31.24

Cash and deposits in banks	3,492,219,572	3,392,480,321	92,733,168	599,767	6,406,316	3,086,067,962
Debt securities at fair value through profit or loss	14,809,150	14,809,150	-	-	-	87,110
Other financial assets	25,461,298	25,270,241	191,057	-	-	58,349,242
Loans and other financing	3,358,356,788	3,352,145,986	6,209,497	-	1,305	1,691,501,228
Non-financial Government sector	3,497	3,497	-	-	-	4,360
Other financial institutions	1,357	1,357	-	-	-	5,858
Non-financial Private Sector and Residents Abroad	3,358,351,934	3,352,141,132	6,209,497	-	1,305	1,691,491,010
Other debt securities	41,107,912	41,107,912	-	-	-	94,538,390
Financial assets pledged as collateral	151,228,509	151,228,509	-	-	-	89,192,516
Investments in Equity Instruments	1,374,295	1,310,020	64,275	-	-	1,013,562

TOTAL ASSETS	7,084,557,524	6,978,352,139	99,197,997	599,767	6,407,621	5,020,750,010

	TOTAL	AS OF 12.31.25 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.25	Dollar	Euro	Real	Other	12.31.24

Deposits	6,370,365,482	6,304,728,983	65,636,499	-	-	4,730,658,809
Non-financial Government sector	99,147,226	99,136,430	10,796	-	-	118,915,911
Financial sector	4,288,011	4,274,726	13,285	-	-	2,154,764
Non-financial Private Sector and Residents Abroad	6,266,930,245	6,201,317,827	65,612,418	-	-	4,609,588,134
Other financial liabilities	212,662,940	202,652,173	7,293,367	-	2,717,400	242,839,531
Financing received from the BCRA and other financial institutions	308,740,126	303,019,656	5,720,470	-	-	57,595,808
Corporate Bonds issued	254,089,615	254,089,615	-	-	-	-
Other non-financial liabilities	92,389,223	54,483,135	37,906,088	-	-	98,127,238

TOTAL LIABILITIES	7,238,247,386	7,118,973,562	116,556,424	-	2,717,400	5,129,221,386

EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Item	Normal	TOTAL
	Situation

		12.31.25	12.31.24

1. Loans and other financing	395,586,265	395,586,265	172,653,396

- Overdrafts	2,670,843	2,670,843	2,848,382
No preferred guarantees or counter guarantees	2,670,843	2,670,843	2,848,382

- Mortgage and pledge loans	290,491	290,491	401,344
Preferred collaterals and counter-guarantees "B"	290,491	290,491	401,344

- Consumer loans	54,404	54,404	44,897
No preferred guarantees or counter guarantees	54,404	54,404	44,897

- Credit Cards	372,233	372,233	339,744
No preferred guarantees or counter guarantees	372,233	372,233	339,744

- Other	392,198,294	392,198,294	169,019,029
No preferred guarantees or counter guarantees	392,198,294	392,198,294	169,019,029

2. Debt securities	654,930	654,930	—

4. Contingent commitments	10,870,298	10,870,298	114,644,653

TOTAL	407,111,493	407,111,493	287,298,049
ALLOWANCES	24,033,896	24,033,896	894,369

EXHIBIT O

DERIVATIVES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	14	5	55	18,111,111

	REPO TRANSACTIONS (2)	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	3	283,048,000

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	5	2	1	1,129,255,779

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad - Non-financial sector	1	1	42	8,756,500

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	6	3	190	654,455,884

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.
(2)	Although these transactions do not correspond to derivative financial instruments, they are exposed upon request of the BCRA. See Note 7 to the separate statement of financial position.

DERIVATIVES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	7	6	16	9,266,245

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	3	2	1	1,403,867,551

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	1	1	39	2,037,350

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country – Non-financial sector	3	2	96	532,378,547

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	1,328,387,516	-	-	-	-	-
Financial institutions and correspondents	3,400,578,908	-	-	-	-	-
Other	8,534,049	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	301,545,527	259,885,834	41,659,693	-
Derivative instruments	-	-	38,941,575	11,792,046	27,149,529	-
Other financial assets	148,014,727	-	-	-	-	-
Loans and other financing
Non-financial Government sector	3,152,686	-	-	-	-	-
Other financial institutions	499,808,580	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	12,968,012,216	-	-	-	-	-
Overdrafts	1,151,217,877	-	-	-	-	-
Instruments	2,982,923,476	-	-	-	-	-
Mortgage loans	604,141,487	-	-	-	-	-
Pledge loans	109,234,797	-	-	-	-	-
Consumer loans	1,172,915,112	-	-	-	-	-
Credit cards	3,102,800,938	-	-	-	-	-
Finance leases	35,569,177	-	-	-	-	-
Other	3,809,209,352	-	-	-	-	-
Other debt securities	583,978,156	2,460,279,708	-	2,111,051,699	349,228,009	-
Financial assets pledged as collateral	546,331,095	132,722,532	491,892,337	624,614,869	-	-
Investments in equity instruments	-	10,729,531	10,059,817	14,354,614	1,374,295	5,060,439
TOTAL FINANCIAL ASSETS	19,486,797,933	2,603,731,771	842,439,256	3,021,699,062	419,411,526	5,060,439

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	Amortized cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	469,310,023	-	-	-	-	-
Financial Sector	9,098,215	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	2,857,999,341	-	-	-	-	-
Savings accounts	6,924,199,951	-	-	-	-	-
Time deposits and investments	6,921,385,236	-	-	-	-	-
Other	67,115,511	-	-	-	-	-
Derivative instruments	-	-	6,423,470	4,148,017	2,275,453	-
Repo transactions and surety bonds
Other financial institutions	443,712,802	-	-	-	-	-
Other financial liabilities	1,682,911,189	-	-	-	-	-
Financing received from the BCRA and other financial institutions	361,632,567	-	-	-	-	-
Corporate bonds issued	479,249,721	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	20,216,614,556	-	6,423,470	4,148,017	2,275,453	-

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	2,343,875,057	-	-	-	-	-
Financial institutions and correspondents	1,361,667,348	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	120,378,467	107,932,303	12,446,164	-
Derivative instruments	-	-	12,975,192	1,133,198	11,841,994	-
Other financial assets	330,780,520	-	-	-	-	-
Loans and other financing
Non-financial Government sector	1,269,080	-	-	-	-	-
Other financial institutions	209,326,245	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	9,320,157,746	-	-	-	-	-
Overdrafts	837,088,734	-	-	-	-	-
Instruments	2,389,607,721	-	-	-	-	-
Mortgage loans	296,189,028	-	-	-	-	-
Pledge loans	84,868,308	-	-	-	-	-
Consumer loans	981,105,484	-	-	-	-	-
Credit cards	2,610,310,588	-	-	-	-	-
Finance leases	30,165,915	-	-	-	-	-
Other	2,090,821,968	-	-	-	-	-
Other debt securities	210,350,998	3,073,858,203	-	2,976,991,291	93,199,886	3,667,026
Financial assets pledged as collateral	444,585,955	164,435,498	-	164,435,498	-	-
Investments in equity instruments	-	5,923,047	10,727,920	10,727,920	1,013,562	4,909,485
TOTAL FINANCIAL ASSETS	14,222,012,949	3,244,216,748	144,081,579	3,261,220,210	118,501,606	8,576,511

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial Government sector	158,665,987	-	-	-	-	-
Financial sector	51,856,279	-	-	-	-	-
Non-financial Private Sector and Residents Abroad
Checking accounts	2,343,522,818	-	-	-	-	-
Savings accounts	6,010,526,903	-	-	-	-	-
Time deposits and investments	4,467,785,677	-	-	-	-	-
Other	72,059,408	-	-	-	-	-
Derivative instruments	-	-	5,075,959	-	5,075,959	-
Other financial liabilities	1,566,762,198	-	-	-	-	-
Financing received from the BCRA and other financial institutions	58,916,474	-	-	-	-	-
Corporate Bonds issued	103,348,707	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	14,833,444,451	-	5,075,959	-	5,075,959	-

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Accounts	Net Financial Income/(Expense)
	Statutory measurement
	12.31.25	12.31.24
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	118,004,243	203,271,761
Income from private securities	877,317	1,844,965
Income from financial derivative instruments
Forward transactions	(14,328,887)	(19,586,349)
Interest rate swaps	(188,203)	1,355,571
Options	-	(902,112)
Income from other financial assets	4,265	1,989,908
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial liabilities	222,028	3,783
TOTAL	104,590,763	187,977,527
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.25	12.31.24
Interest income
Government securities	9,505,096	28,665,834
Loans and other financing	4,184,757,337	4,020,517,623
To the financial sector	151,811,060	80,580,884
To the non-financial private sector
Overdrafts	459,837,388	398,660,289
Instruments	936,559,886	762,890,456
Mortgage loans	36,002,504	20,174,400
Pledge loans	39,240,014	32,593,984
Consumer loans	755,439,121	401,920,077
Credit cards	784,477,707	568,139,062
Finance leases	14,880,362	13,837,867
Other	1,006,509,295	1,741,720,604
Repo transactions and surety bonds	293,225	1,112,693,899
BCRA	868	1,109,501,688
Other financial institutions	292,357	3,192,211
TOTAL	4,194,555,658	5,161,877,356
Interest expense
Deposits	(2,273,500,757)	(2,218,483,998)
Checking accounts	(346,637,469)	(629,838,771)
Savings accounts	(8,077,793)	(24,119,382)
Time deposits and investments	(1,918,785,495)	(1,564,525,845)
Financing received from the BCRA and other financial institutions	(5,989,511)	(2,800,980)
Repo transactions and surety bonds	(36,327,625)	(16,720,933)
BCRA	(3,800,241)	(905,274)
Other financial institutions	(32,527,384)	(15,815,659)
Other financial liabilities	(115,051,362)	(15,957,677)
TOTAL	(2,430,869,255)	(2,253,963,588)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

Interest and adjustments due to application of the effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.25	12.31.24	12.31.25	12.31.24
Private debt securities	4,420,213	5,733,351	(734,369)	(10,613,551)
Government debt securities	804,479,513	806,388,853	(146,214,830)	(646,859,227)
TOTAL	808,899,726	812,122,204	(146,949,199)	(657,472,778)
Commission income	Income for the year
	12.31.25	12.31.24
Linked to obligations	233,142,878	203,707,427
Linked to loans	14,932,274	16,761,720
Linked to loan commitments and financial guarantees	2,775,309	1,689,755
Linked to securities	21,531,112	25,421,570
Linked to cards	463,057,688	361,044,887
Linked to insurance	31,443,824	26,019,023
Linked to foreign trade and exchange transactions	32,549,139	34,153,662
TOTAL	799,432,224	668,798,044
Commission expense	Income for the year
	12,31,24	12,31,23
Linked to transactions with securities	(930,649)	(169,823)
Linked to foreign trade and exchange transactions	(83,104,463)	(81,365,404)
Other	(288,192,181)	(282,335,560)
TOTAL	(372,227,293)	(363,870,787)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.24	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.25
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	2,074,911	(482,864)	-	1,363,217	(554,118)	2,401,146

Loans and other financing	222,193,633	28,505,086	44,472,502	445,559,660	(101,311,469)	639,419,412
Other financial institutions	17,188,671	19,555,771	1,435,036	203,902	(6,476,821)	31,906,559
Non-financial Private Sector and Residents Abroad	205,004,962	8,949,315	43,037,466	445,355,758	(94,834,648)	607,512,853
Overdrafts	8,772,891	88,376	(270,437)	12,139,573	(3,478,827)	17,251,576
Instruments	16,924,454	(5,879,716)	1,824,239	23,904,338	(4,943,089)	31,830,226
Mortgage loans	11,820,813	1,196,675	3,400,265	3,205,395	(3,700,977)	15,922,171
Pledge loans	1,681,684	172,238	119,915	7,750,630	(1,276,949)	8,447,518
Consumer loans	60,460,643	8,282,205	18,489,282	192,744,691	(35,528,149)	244,448,672
Credit cards	89,962,779	2,423,331	12,526,574	156,058,551	(39,120,093)	221,851,142
Finance leases	805,454	226,048	166,812	1,496,671	(286,719)	2,408,266
Other	14,576,244	2,440,158	6,780,816	48,055,909	(6,499,845)	65,353,282

Other debt securities	206,332	(36,547)	-	-	(37,963)	131,822

Contingent commitments	29,966,455	(2,133,542)	1,470,885	437,475	(7,897,703)	21,843,570

TOTAL ALLOWANCES	254,441,331	25,852,133	45,943,387	447,360,352	(109,801,253)	663,795,950

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.23	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.24
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	3,549,123	(58,934)	-	616,333	(2,031,611)	2,074,911

Loans and other financing	136,862,170	67,959,341	23,613,759	87,239,640	(93,481,277)	222,193,633
Other financial institutions	10,878,029	13,865,924	225,835	(32,482)	(7,748,635)	17,188,671
Non-financial Private Sector and Residents Abroad	125,984,141	54,093,417	23,387,924	87,272,122	(85,732,642)	205,004,962
Overdrafts	9,839,734	3,535,549	(490,532)	3,003,089	(7,114,949)	8,772,891
Instruments	11,013,543	12,735,967	394,440	130,580	(7,350,076)	16,924,454
Mortgage loans	9,474,944	392,250	2,819,067	6,471,593	(7,337,041)	11,820,813
Pledge loans	754,511	211,219	277,869	909,361	(471,276)	1,681,684
Consumer loans	27,633,881	12,838,870	7,301,890	32,547,755	(19,861,753)	60,460,643
Credit cards	54,730,775	24,553,463	11,888,835	38,538,584	(39,748,878)	89,962,779
Finance leases	1,345,885	189,917	45,200	91,988	(867,536)	805,454
Other	11,190,868	(363,818)	1,151,155	5,579,172	(2,981,133)	14,576,244

Other debt securities	280,813	122,924	-	-	(197,405)	206,332

Contingent commitments	17,108,609	19,700,449	5,194,373	756,420	(12,793,396)	29,966,455

TOTAL ALLOWANCES	157,800,715	87,723,780	28,808,132	88,612,393	(108,503,689)	254,441,331

PROJECT FOR THE DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 42)

RETAINED EARNINGS (1)	1,100,008,870

To Legal Reserve	(49,998,273)

SUBTOTAL 1	1,050,010,597

Other Comprehensive Income	(27,548,197)
Difference between measurement at amortized cost and at fair market value of government debt securities measured at amortized cost	-

SUBTOTAL 2	1,022,462,400

DISTRIBUTABLE BALANCE (2) (3)	1,022,462,400

To cash dividends	-

To unappropriated retained earnings	-
(1) It includes Optional Reserve for future distributions of earnings in the amount of 850,017,505.

(2) Pursuant to Section 3 - Verification of Liquidity and Solvency and Section 4 - Additional Margins of Capital of revised Text on Distribution of Earnings.

(3) The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2025 until the next Annual and Extraordinary Shareholders’ Meeting.

The distribution of earnings is contingent upon the approval of the Annual Extraordinary Shareholders’ Meeting. Prior approval of the BCRA is required (Note 45 to the Consolidated Financial Statements). This project for the distribution of earnings may vary in accordance with the aforementioned authorizations.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated financial statements:

–	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2025 and 2024, its shareholders’ equity would have been reduced by 482,659 and 6,715,450, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8400. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of December 31, 2025 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on March 4, 2026.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2025 and 2024.

Banco BBVA Argentina S.A. (NYSE; A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.); BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2025, the Entity's total assets, liabilities and shareholders' equity amounted to 25,408,873,966; 21,865,037,435; and 3,432,760,144; respectively.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.76 million active customers as of December 31, 2025. That network includes 234 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 868 ATMs, 890 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,689 employees, including 104 employees of BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural and temporary. Expatriate employees are excluded).

The loan portfolio net of allowance for loan losses totaled $ 14,448,211,657 as of December 31, 2025, reflecting a 45.69% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with mortgage loans increased the most, by 217.55% in the case of pledge loans and 101.31% in mortgage loans, compared with December 31, 2024.

Banco BBVA Argentina S.A. ’s consolidated market share in private-sector financing was 11.91% at fiscal year- end, based on the BCRA’s daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 4.18%, with a 96.37% hedge level (total allowances/nonperforming financing) as of December 31, 2025.

The exposure for securities as of December 31, 2025 totaled $ 3,359,070,706.

In terms of liabilities, customers’ resources totaled $ 17,205,076,066, with a 31.72% increase over the last twelve months.

Banco BBVA Argentina S.A. ’s consolidated market share in private-sector financing was 10.04% at fiscal year- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 267,420,118 as of December 31, 2025, representing a return on average shareholders’ equity of 7.39%, a return on average assets of 1.13%, and a return on average liabilities of 3.15%.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

Accumulated net interest income totaled 2,722,708,920, down by 29.43% compared to December 2024. Such decrease was driven by less income from premiums for reverse repurchase agreements and interest on CER clause adjustments, offset by less interest on UVA clause adjustments and interest on checking accounts.

Accumulated net commission income totaled 509,021,223 accounting for a 36.93% increase compared to December 2024. This increase was due to higher commissions linked to liabilities and credit card commissions. This increase in commission income was partially offset by increased commission expenses.

As concerns accumulated administrative expenses and personnel benefits totaled 1,252,485,611, down by 11.83% vis-a-vis December 2024. This decrease was due to lower expenses for personnel compensation and bonuses and taxes. This decrease was offset by increased expenses for security services and advertising.

Prospects

Following a third quarter characterized by political instability, and the resulting monetary and foreign exchange pressures, the outcome of the mid-term legislative elections reaffirmed support for the Government’s reform agenda and fiscal consolidation. This led to a swift normalization of financial variables, which reverted to levels observed prior to such events.

BBVA Research maintains its GDP growth forecast for 2025 at 4.5% and expects the expansion to continue, albeit moderating to approximately 3% in 2026. Inflation has sustained a downward trend throughout 2025, closing the year at 31.5%, the lowest level since 2017. For 2026, inflationary pressures are expected to continue to ease, with inflation projected at 22%. Furthermore, the Central Bank has announced the main guidelines of a reserve accumulation programme, which has been under implementation since January and is expected to support the continued normalization of monetary and foreign exchange conditions.

In a year marked by interest rate volatility during the second half and a gradual deterioration in the credit quality of certain segments of the retail portfolio, BBVA Argentina continued to advance in the execution of its growth strategy, reflecting its intention to remain a relevant participant in the recovery of economic activity in Argentina.

In summary, despite a challenging operating environment, Banco BBVA Argentina has demonstrated resilience and sound management throughout 2025. Positive loan growth, non-performing loan ratios below the system average, and solid liquidity and capital levels evidence the strength of its risk management framework and its prudent approach. The Bank reaffirms its commitment to continue supporting economic activity, maintaining operational efficiency, and delivering sustainable value to its shareholders.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21

Total assets	25,408,873,966	19,370,448,517	17,544,433,656	17,474,027,193	17,901,416,595

Total liabilities	21,865,037,435	15,922,663,034	13,464,810,887	14,210,117,226	15,075,751,288

Shareholders’ Equity Parent	3,432,760,144	3,392,445,836	4,028,150,412	3,215,709,086	2,769,947,582

Shareholders’ Equity Minority interest	111,076,387	55,339,647	51,472,357	48,200,881	55,717,725

Total liabilities + Shareholders’ Equity Parent	25,408,873,966	19,370,448,517	17,544,433,656	17,474,027,193	17,901,416,595

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21

Net interest income	2,722,708,920	3,858,392,241	4,666,280,429	3,028,012,563	2,151,985,399

Net commission income	509,021,223	371,732,855	398,055,173	416,974,685	411,263,846

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	125,391,611	194,251,681	(68,718,006)	162,149,281	75,841,875
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	145,667,587	317,914,205	116,276,971	2,586,517	(2,125,123)
Foreign exchange and gold gains	193,086,874	71,873,198	601,886,836	72,051,587	96,259,715
Other operating income	249,179,345	187,838,081	192,640,167	188,779,732	140,605,127
Loan loss allowance	(805,083,596)	(286,321,804)	(218,805,356)	(173,777,336)	(143,660,017)

Net operating income	3,139,971,964	4,715,680,457	5,687,616,214	3,696,777,029	2,730,170,822

Personnel benefits	(603,906,929)	(678,255,559)	(710,717,613)	(606,400,524)	(544,098,484)
Administrative expenses	(648,578,682)	(742,296,734)	(714,623,650)	(607,865,953)	(563,568,239)
Asset depreciation and impairment	(111,138,349)	(104,727,608)	(82,149,812)	(97,887,889)	(96,992,775)
Other operating expenses	(773,005,777)	(651,521,641)	(757,132,556)	(548,493,231)	(463,935,819)

Operating income	1,003,342,227	2,538,878,915	3,422,992,583	1,836,129,432	1,061,575,505

Income/(loss) from associates and joint ventures	11,954,310	66,766	3,313,331	(4,161,440)	(727,280)

Loss on net monetary position	(585,814,807)	(1,954,246,173)	(2,561,112,620)	(1,280,165,224)	(694,500,262)

Income before income tax from continuing activities	429,481,730	584,699,508	865,193,294	551,802,768	366,347,963

Income tax from continuing activities	(162,061,612)	(114,214,416)	(392,704,311)	(34,992,651)	1,386,256

Net income from continuing activities	267,420,118	470,485,092	472,488,983	516,810,117	367,734,219

Net income for the year	267,420,118	470,485,092	472,488,983	516,810,117	367,734,219

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21

Net income for the period	267,420,118	470,485,092	472,488,983	516,810,117	367,734,219

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	-	972,501	(61,910)

	-	-	-	972,501	(61,910)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(1,356,122)	(502,129,294)	952,445,081	(111,157,139)	11,951,703
Reclassification adjustment for the period	(145,667,587)	(161,288,552)	(99,736,956)	(2,428,344)	1,859,349
Income tax	51,458,298	228,513,865	(290,558,224)	33,950,098	(3,471,091)

	(95,565,411)	(434,903,981)	562,149,901	(79,635,385)	10,339,961

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income from financial instruments at fair value through OCI (Paragraphs 5.7.5, IFRS 9)	3,509,781	189,659	3,963,939	(337,814)	(226,644)

	3,509,781	189,659	3,963,939	(337,814)	(226,644)

Total Other Comprehensive Income / (Loss) for the period	(92,055,630)	(434,714,322)	566,113,840	(79,000,698)	10,051,407

Total comprehensive income / (loss)	175,364,488	35,770,770	1,038,602,823	437,809,419	377,785,626

Total Comprehensive income / (loss):
Attributable to owners of the Parent	157,935,748	31,903,480	1,035,530,518	445,665,157	378,149,239
Attributable to non-controlling interests	17,428,740	3,867,290	3,072,305	(7,855,738)	(363,613)

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21

Total cash flows generated in operating activities	999,824,978	3,406,698,439	1,723,049,282	1,008,520,485	2,028,075,877

Total cash flows used in investing activities	(240,570,324)	(213,628,380)	(123,165,253)	(242,220,271)	(130,283,371)

Total cash flows generated by/(used in) financing activities	939,867,281	163,634,745	(75,791,117)	(75,809,160)	(93,272,307)

Effect of exchange rate changes	341,690,609	(712,796,039)	1,641,030,429	10,812,764	(400,256,764)

Effect of net monetary income/(loss) of cash and cash equivalents	(1,003,249,272)	(2,203,269,220)	(2,534,107,970)	(1,852,298,505)	(1,599,756,250)

Total cash generated / (used in) during the year	1,037,563,272	440,639,545	631,015,371	(1,150,994,687)	(195,492,815)

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	12.31.25 / 12.31.24	12.31.24 / 12.31.23	12.31.23 / 12.31.22	12.31.22 / 12.31.21

Total loans	45.69%	75.24%	(11.53) %	(2.88) %

Total deposits	31.72%	25.29%	(11.05) %	(4.78) %

Income/(loss)	(43.16) %	(0.42) %	(8.58) %	40.54%

Shareholders’ Equity	2.79%	(15.49) %	24.99%	15.51%

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 56 to the consolidated financial statements)

	RATIOS COMPARATIVE

	12.31.25	12.31.24	12.31.23	12.31.22	12.31.21

Solvency (a)	16.21%	21.65%	30.30%	22.97%	18.74%

Liquidity(b)	44.17%	54.15%	91.25%	77.31%	76.37%

Tied-up capital(c)	33.26%	23.32%	19.71%	24.63%	28.45%

Indebtedness (d)	6.17	4.62	3.30	4.35	5.34

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders’ Equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

AUDIT REPORT ISSUED BY THE INDEPENDENT AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine tax identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires

I. Report on the audit of the financial statements

Opinion

1.	We have audited the accompanying consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2025; (b) the consolidated statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) explanatory information on the financial statements, which include the significant accounting policies, and other explanatory information included in the supplementary notes and exhibits.

2.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of December 31, 2025, as well as its comprehensive income, the changes in shareholder´s equity and cash flows for the year then ended, in accordance with the accounting information framework established by the Central Bank of Argentina (“BCRA”), as indicated in the section “Responsibilities of the Bank’s Board of Directors and Management for the financial statements.”

Basis of the opinion

3.	We have conducted our audit in accordance with the auditing standards established in Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”) and with the “Minimum Standards for External Audits for Financial Institutions” issued by the BCRA. Our responsibilities under those standards are described below in the section “Auditor’s responsibilities on the audit of the financial statements.” We are independent from the Bank and we have complied with the other ethical responsibilities in accordance with the Code of Ethics issued by the Professional Council of Economic Sciences of the City of Buenos Aires and Technical Resolution No. 37 of the FACPCE. We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Emphasis on certain issues disclosed in the financial statements

4.	We would like to draw attention to the information contained in note 2 “Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank quantifies the effects of the application of section 5.5. “Impairment in value” of International Financial Reporting Standard (“IFRS”) 9 “Financial instruments” would have to financial assets that include exposures to the public sector, which were temporarily excluded from such application by Communication “A” 6847 of the BCRA, which is explained in such note.

This issue does not modify the opinion expressed in paragraph 2, but it should be taken into account by the users who utilize the IFRS Accounting Standards issued by the IASB (International Accounting Standard Board) for the interpretation of the financial statements mentioned in paragraph 1.

5.	As further explained in Note 56 to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Information other than the financial statements and the related auditor´s report (“Other information”)

6.	“Other information” comprises the information included in the Summary of events submitted to comply with CNV (Argentine Securities Commission) regulations, and in the Board of Directors’ Letter to the Shareholders. This information is not included in the financial statements and our related auditor´s report. The Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of conclusion that provides a degree of assurance on it.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is significant inconsistency between the other information and the financial statements, or our knowledge obtained by us in the audit, or whether for any other reason there appears to be a significant misstatement. If, based on the work we have performed, we conclude that there is a significant misstatement of this other information, we are required to report it. We have nothing to report in this regard.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Other matters

7.	We have issued separately an audit report on the separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

Responsibilities of the Bank’s Board of Directors and Management for the financial statements

8.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting reporting framework established by the BCRA which, as indicated in note 2 to the financial statements mentioned on paragraph 1, is based on IFRS Accounting Standards as issued by the IASB and adopted by the FACPCE, and subject to the temporary exceptions and provisions established by the BCRA explained in such note. In addition, the Bank’s Board of Directors and Management are also responsible for the internal control that they may deem necessary for the consolidated financial statements to be prepared free of material misstatements, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors and Management are also responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as the case may be, the matters related to this issue and using this basis of accounting unless the Board either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities on the audit of the financial statements

9.	Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from significant misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high degree of assurance but is not a guarantee that an audit performed in accordance with FACPCE Technical Resolution No. 37 and with the “Minimum Standards on External Audits” issued by the BCRA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on the consolidated financial statements.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

As part of the audit performed in accordance with FACPCE TR No. 37 and the Minimum Standards on External Audits” issued by the BCRA, we applied our professional judgment, and we maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Conclude on the appropriateness of the Board´s of Directors and Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that there is a material uncertainty, we are required to draw attention in our audit report to the information disclosed in the consolidated financial statements, or if those disclosures are not appropriate, to express a qualified opinion. Our conclusions are based on the evidence obtained through the date of our audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

•	Obtain sufficient and appropriate audit evidence relating to the financial information of the entities and business activities within the Bank and its subsidiaries to express an opinion on the consolidated financial statements. We are responsible for managing, supervising and conducting the audit of the consolidated financial statements. We are solely responsible for our audit opinion.

We communicate with the Board of Directors and Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

II. Report on other legal and regulatory requirements

In compliance with current requirements, we further report that:

a)	The financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication of BANCO BBVA ARGENTINA S.A. and, in our opinion, have been prepared, in all material respects, in conformity with the applicable provisions of Argentine General Business Associations Law, and with CNV regulations.

b)	The separate financial statements of BANCO BBVA ARGENTINA as of December 31, 2025, are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations as mentioned in note 2.7. to the consolidated financial statements, and under the conditions established in CNV Resolution No. DI-2021-6-APN-GRC#CNV dated February 25, 2021.

c)	As of December 31, 2025, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 8.220.154.814, none of which was due and payable as of that date.

d)	As stated in note 49 to the consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of December 31, 2025.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

e)	During the fiscal year ended December 31, 2025, we billed fees for audit services provided to BANCO BBVA ARGENTINA S.A., representing 92.3% of the total amount billed to the Bank on any and all accounts, We also report that such fees represent 66.9% of the total audit fees and 62% of the total amount on any and all accounts, both billed to the Bank and its related companies.

City of Buenos Aires

March 4, 2026

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

AUDIT REPORT ISSUED BY THE INDEPENDENT AUDITOR ON THE SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine tax identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires

I. Report on the audit of the financial statements

Opinion

10.	We have audited the accompanying separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the separate statement of financial position as of December 31, 2025; (b) the separate statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) explanatory information on the financial statements, which include the significant accounting policies, and other explanatory information included in the supplementary notes and exhibits.

11.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO BBVA ARGENTINA S.A. as of December 31, 2025, as well as its comprehensive income, the changes in shareholders´ equity and cash flows for the year then ended, in accordance with the accounting information framework established by the Central Bank of Argentina (“BCRA”), as indicated in the section “Responsibilities of the Bank’s Board of Directors and Management for the financial statements.”

Basis of the opinion

12.	We have conducted our audit in accordance with the auditing standards established in Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”) and with the “Minimum Standards for External Audits for Financial Institutions” issued by the BCRA. Our responsibilities under those standards are described below in the section “Auditor’s responsibilities on the audit of the financial statements.” We are independent from the Bank and we have complied with the other ethical responsibilities in accordance with the Code of Ethics issued by the Professional Council of Economic Sciences of the City of Buenos Aires and Technical Resolution No. 37 of the FACPCE. We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Emphasis on certain issues disclosed in the financial statements

13.	We would like draw attention to the information contained in note 2 “Basis for the preparation of these financial statements and applicable accounting standards” in which the Bank quantifies the effects of the application of section 5.5. “Impairment in value” of International Financial Reporting Standard (“IFRS”) 9 “Financial instruments” would have to financial assets that include exposures to the public sector, which were temporarily excluded from such application by Communication “A” 6847 of the BCRA, which is explained in such note.

This issue does not modify the opinion expressed in paragraph 2, but it should be taken into account by the users who utilize the IFRS Accounting Standards issued by the IASB (International Accounting Standard Board) for the interpretation of the financial statements mentioned in paragraph 1.

14.	As further explained in Note 42. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Information other than the financial statements and the related auditor´s report (“Other information”)

15.	“Other information” comprises the information included in in the Board of Directors’ Letter to the Shareholders. This information is not included in the financial statements and our related auditor´s report. The Board of Directors is responsible for the other information.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of conclusion that provides a degree of assurance on it

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is significant inconsistency between the other information and the financial statements, or our knowledge obtained by us in the audit, or whether for any other reason there appears to be a significant misstatement. If, based on the work we have performed, we conclude, within our competence, that there is a significant misstatement in other information, we are required to report it. We have nothing to report in this regard.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Other matters

16.	We issued separately an audit report on the consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of that same date and for the same period mentioned in paragraph 1.

Responsibilities of the Bank’s Board of Directors and Management for the financial statements

17.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the separate financial statements in accordance with the accounting reporting framework established by the BCRA which, as indicated in note 2 to the financial statements mentioned on paragraph 1, is based on IFRS Accounting Standards as issued by the IASB and adopted by the FACPCE, and subject to the temporary exceptions and provisions established by the BCRA explained in such note. In addition, the Bank’s Board of Directors and Management are also responsible for the internal control that they may deem necessary for the separate financial statements to be prepared free of material misstatements, whether due to fraud or error.

In preparing the separate financial statements, the Board of Directors and Management are also responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as the case may be, the matters related to this issue and using this basis of accounting unless the Board either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities on the audit of the financial statements

18.	Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from significant misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high degree of assurance but is not a guarantee that an audit performed in accordance with FACPCE Technical Resolution No. 37 and with the “Minimum Standards on External Audits” issued by the BCRA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on the separate financial statements.

As part of an audit performed in accordance with FACPCE Technical Resolution No. 37 and the “Minimum Standards on External Audits” issued by the BCRA, we applied our professional judgment, and we maintain professional skepticism throughout the audit. We also:

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

•	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and Management.

•	Conclude on the appropriateness of the Board´s of Directors and Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that there is a material uncertainty, we are required to draw attention in our audit report to the information disclosed in the separate financial statements, or if those disclosures are not appropriate, to express a qualified opinion. Our conclusions are based on the evidence obtained through the date of our audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors and Management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

II. Report on other legal and regulatory requirements

In compliance with current requirements, we further report that:

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

f)	In our opinion, the financial statements mentioned in paragraph 1 were prepared, in all material respects, in conformity with the applicable provisions of Argentine General Business Associations Law and with CNV (Argentine Securities Commission) regulations.

g)	The separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations as mentioned in note 2.7. to the consolidated financial statements, and under the conditions established in CNV Resolution No. DI-2021-6-APN-GRC#CNV dated February 25, 2021.

h)	As of December 31, 2025, liabilities accrued in employer and employee contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 8.220.154.814, none of which was due and payable as of that date.

i)	As stated in note 49 to the consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of December 31, 2025.

j)	During the fiscal year ended December 31, 2025, we billed fees for audit services provided to BANCO BBVA ARGENTINA S.A., representing 92.3% of the total amount billed to the Bank on any and all accounts. We also report that such fees represent 66.9% of the total audit fees and 62% of the total amount on any and all accounts, both billed to the Bank and its related companies.

City of Buenos Aires

March 4, 2026

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 272 - Fo. 27

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered address: Av. Córdoba 111

City of Buenos Aires

In our capacity as members of the Supervisory Committee of BANCO BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the Annual and Extraordinary Shareholders’ Meeting held on April 23, 2025, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19.550, we have reviewed the financial statements for the fiscal year ended December 31, 2025 comparatively presented, the statement of financial position, the consolidated statements of income, other comprehensive income, changes in shareholders' equity and the consolidated statement of cash flows for the year then ended, and certain exhibits and notes thereto.

In addition, we have analyzed the following separate statements: of financial position, of income, of other comprehensive income, of changes in shareholders’ equity and of cash flows for the fiscal year then ended, and certain exhibits and notes.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO EXAMINATION

  Financial statements for the fiscal year ended on December 31, 2025, presented on a comparative basis.
  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Other Comprehensive Income
  Consolidated Statement of Changes in Shareholders' Equity.
  Consolidated Statement of Cash Flows.
  Notes.
  Exhibits
  Separate Statement of Financial Position.
  Separate Statement of Income
  Separate Statement of Other Comprehensive Income.
  Separate Statement of Changes in Shareholders' Equity.
  Separate Statement of Cash Flows.
  Notes.
  Exhibits

II.	SCOPE OF OUR EXAMINATION

We performed our examination in accordance with the standards on statutory audit in force. Such standards require that we examine the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our examination of the documents detailed in paragraph I, we have considered the work performed by the external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who issued their auditor reports on March 4, 2026 including an unqualified opinion and an emphasis of matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on the professional judgment, including the assessment of the risk of material misstatements in the financial statements.

In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements.

Therefore, we consider that valid and sufficient judgment elements are obtained in order to support our professional opinion.

III.	EMPHASIS MATTER

In Note 2 to the consolidated and separate financial statements, “Basis for the preparation of these Financial Statements and applicable accounting standards, where the Bank quantifies the effects of the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

These matters do not change the opinion expressed but they should be taken into account by those who use IFRS for the interpretation of the financial statements indicated in paragraph 1.

IV.	OPINION

We have examined the Entity's consolidated and separate financial statements as of December 31, 2025 and, in our opinion, the accompanying financial statements present fairly, in all material aspects, the financial position of BBVA Argentina S.A. as of December 31, 2025, as well as their profits and losses, changes in shareholders' equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to such financial statements.

V.	INFORMATION REQUIRED BY APPLICABLE PROVISIONS

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity's financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. Furthermore, the financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force and the conditions set forth in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

We further represent that, during the reporting year, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending Board of Directors' meetings.

We have also reviewed the directors’ compliance with performance bonds and they are conforming to the provisions of General Resolution No. 15/204 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, March 4, 2026.

GONZALO J. VIDAL DEVOTO

ATTORNEY-AT-LAW

C.P.A.C.F. Volume°97- Page° 910

FOR THE SUPERVISORY COMMITTEE